                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )*

                       Headway Corporate Resources, Inc.
                       ---------------------------------
                               (Name of Issuer)

                        Common Stock $0.0001 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  75 2134871
                                  ----------
                                (CUSIP Number)


Mr. E. Garrett Bewkes, III            With a copy to:
GarMark Partners, L.P.                Scott M. Zimmerman, Esq.
c/o GarMark Associates, L.L.C.        Shereff, Friedman, Hoffman & Goodman, LLP
1325 Avenue of the Americas           919 Third Avenue
26th Floor                            New York, New York 10022
New York, New York 10019              (212) 758-9500
(212) 713-8500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 19, 1998
                             -----------------------
                   (Date of Event which Requires Filing of
                               this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Page 1 of 102 sequentially numbered pages

            Exhibit Index appears at sequentially numbered Page 9.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 75 2134871                          Page    2    of     85    Pages
          -----------                              -------     --------
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  GarMark Partners L.P.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE
-------------------------------------------------------------------------------
NUMBER OF     7 SOLE VOTING POWER
SHARES                 2,389,486
BENEFICIALLY  -----------------------------------------------------------------
OWNED BY      8 SHARED VOTING POWER
EACH
REPORTING     -----------------------------------------------------------------
PERSON        9 SOLE DISPOSITIVE POWER
WITH                2,389,486
              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
             2,389,486
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                         [ ]
                         N/A
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.15%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             Page 2 of 102 Pages

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 75 2134871                         Page    3    of     85    Pages
         ------------                            --------     --------
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GarMark Associates L.L.C.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
3 SEC USE ONLY

-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
   OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE
-------------------------------------------------------------------------------
NUMBER OF         7 SOLE VOTING POWER
SHARES               2,389,486
BENEFICIALLY      -------------------------------------------------------------
OWNED BY          8 SHARED VOTING POWER
EACH
REPORTING         -------------------------------------------------------------
PERSON            9 SOLE DISPOSITIVE POWER
WITH                 2,389,486
                  -------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                2,389,486
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                          [ ]
                               N/A
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.15%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
          OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             Page 3 of 102 Pages

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 75 2134871                             Page    4    of    85   Pages
          -----------                                 -------     ------
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        E. Garrett Bewkes, III
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
3 SEC USE ONLY

-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
   OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  UNITED STATES
-------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY    ---------------------------------------------------------------
OWNED BY        8 SHARED VOTING POWER
EACH              2,389,486
REPORTING       ---------------------------------------------------------------
PERSON          9 SOLE DISPOSITIVE POWER
WITH
                ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                    2,389,486
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                  2,389,486
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                          [ ]
                               N/A
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       21.15%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                           IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             Page 4 of 102 Pages

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 75 2134871                              Page    5    of    85   Pages
          ----------                                   -------     ------
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Mark G. Solow
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
3 SEC USE ONLY

-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
   OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]

-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  UNITED STATES
-------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY    ---------------------------------------------------------------
OWNED BY        8 SHARED VOTING POWER
EACH                  2,389,486
REPORTING       ---------------------------------------------------------------
PERSON          9 SOLE DISPOSITIVE POWER
WITH
                ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                      2,389,486
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
               2,389,486
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                          [ ]
                               N/A
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      21.15%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                 IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
          EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             Page 5 of 102 Pages

                                 SCHEDULE 13D

         ITEM 1. SECURITY AND ISSUER

                  The class of equity securities to which this statement on
Schedule 13D (this "Statement") relates is the common stock, $0.0001 par value per share (the "Common Stock") of Headway Corporate Resources, Inc., a Delaware corporation (the "Issuer"). As of March 19, 1998, the date of the transaction that will give rise to the event which will require the filing of this Statement, the principal executive offices of the Issuer were located at 850 Third Avenue, 11th Floor, New York, New York 10022, telephone (212) 508-3500.

         ITEM 2. IDENTITY AND BACKGROUND

                  (a), (b), (c) and (f). This Schedule 13D is being filed jointly by (i) GarMark Partners, L.P., a Delaware limited partnership ("GarMark Partners"), (ii) GarMark Associates L.L.C., a Delaware limited liability company ("GarMark Associates") and the general partner of GarMark Partners, (iii) E. Garrett Bewkes, III, a United States citizen ("Bewkes") and
(iv) Mark G. Solow, a United States citizen ("Solow"). Bewkes and Solow are the controlling members of GarMark Associates. GarMark Partners, GarMark Associates, Bewkes and Solow are hereinafter sometimes referred to collectively as the "Reporting Persons". The business address of each Reporting Person is 1325 Avenue of the Americas, 26th Floor, New York, New York 10019.

                  GarMark Partners is a private investment partnership. Bewkes' present principal occupation is Managing Member of GarMark Associates. Solow's present principal occupation is Managing Member of GarMark Associates.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons or other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  GarMark Partners purchased an aggregate of (i) 666.67 shares of the Series F Convertible Preferred Stock $0.0001 par value per share (the "Preferred Stock") of the Issuer for an aggregate purchase price of $13,333,333, and (ii) $6,666,667 of the Increasing Rate Senior Subordinated Notes (the "Notes") of the Issuer, in each case using its own funds.

                             Page 6 of 102 Pages

         ITEM 4. PURPOSE OF TRANSACTION.

                  On March 19, 1998, GarMark Partners, the other purchasers (together with GarMark Partners, the "Purchasers") that are signatories to the Securities Purchase Agreement (as defined below) and the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Purchasers purchased Preferred Stock and Notes of the Issuer. A copy of the Securities Purchase Agreement is attached hereto as Exhibit A. The terms of the Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of the Series F Convertible Preferred Stock (the "Certificate of Designations"), a copy of which is attached hereto as Exhibit B.

                  The Certificate of Designations provides that: (i) after June 19, 1998, the shares of Preferred Stock shall be convertible into shares of Common Stock of the Issuer at a rate of $5.58 per share, which number of shares and the per share price are subject to adjustment pursuant to the terms of the Certificate of Designations, (ii) the Purchasers have certain preemptive and redemption rights (as set forth in the Certificate of Designations) with respect to, among other things, certain sales of Common Stock of the Issuer, (iii) the Purchasers have certain voting rights with resect to, among other things, (a) extraordinary corporate transactions such as a merger, reorganization or liquidation of the Issuer or any subsidiary of the Issuer, (b) the sale or transfer of substantially all of the assets of the Issuer, (c) certain changes in the Issuers capitalization or dividend policy,
(d) material change in the Issuer's or the Issuer's subsidiaries' business,
(e) changes in the Issuer's certificate of incorporation or by-laws, (f) the sale of the Issuer's Common Stock in certain circumstances, (g) the incurrence of debt by the Issuer in certain instances, (h) the sale of certain subsidiaries of the Issuer, or (i) amending the size of the Board of Directors of the Issuer in certain instances.

                  Pursuant to the Securities Purchase Agreement and the Certificate of Designations, (i) on March 19, 1998, Bewkes was elected, as a designee of GarMark Partners, as an additional director of the Issuer's Board of Directors and as a member of each committee of such Board of Directors, and
(ii) GarMark Partners is entitled to appoint one non-voting observer to the Board of Directors and of each committee thereof. Pursuant to the Certificate of Designations, upon the failure of the Issuer to (i) pay the dividends on the Preferred Stock for four consecutive quarterly periods, or (ii) default upon any redemption obligation, the number of directors of the Issuer's Board of Directors will be increased to allow the Purchasers, voting as a class, to elect one third of the Issuer's Board of Directors.

                  The terms of the Securities Purchase Agreement and the Certificate of Designations set forth above are qualified in their entirety by the copies of the Securities Purchase Agreement and Certificate of Designations attached hereto as Exhibits A and B, respectively, and incorporated herein by reference.

                  The Reporting Persons may acquire or dispose of securities of the Issuer including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the

                             Page 7 of 102 Pages

Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

         ITEM 5. INTEREST IN SECURITIES OF ISSUER.

                  (a) and (b) GarMark Partners is the beneficial owner of 2,389,486 shares of Common Stock (as such number may be adjusted pursuant to the Certificate of Designations), or 21.15% of the outstanding shares of Common Stock.

                  As the general partner of GarMark Partners, GarMark Associates has the power to vote and to direct the voting of and the power to dispose of and direct the disposition of the 2,389,486 shares beneficially owned by GarMark Partners. Accordingly, GarMark Associates may be deemed to be the beneficial owner of 2,389,486 shares of Common Stock, or 21.15% of the outstanding shares of Common Stock.

                  As the Managing Members of GarMark Associates, the general partner of GarMark Partners, each of Bewkes and Solow has the power to vote and to direct the voting of and the power to dispose of and direct the disposition of the 2,389,486 shares beneficially owned by GarMark Partners. Accordingly, each of Bewkes and Solow may be deemed to be the beneficial owner of 2,389,486 shares of Common Stock, or 21.15% of the outstanding shares of Common Stock.

                  The percentage of beneficial ownership of the Reporting Persons is based on 8,907,110 outstanding shares of Common Stock of the Company on December 31, 1997, as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 1997.

                  Other than as disclosed in this Schedule 13D, there were no transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.

                             Page 8 of 102 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  The Securities Purchase Agreement and the Certificate of Designations, copies of each of which are attached hereto as Exhibit A and B, respectively, and which are incorporated herein by reference, each provide, among other things, that (i) one person to be chosen by GarMark Partners be elected as an additional director of the Issuer's Board of Directors and as a member of each committee of such Board of Directors, and (ii) one person to be chosen by GarMark Partners be elected as a non-voting observer of the Board of Directors and of each committee thereof. The Certificate of Designations provides that, among other things, upon the failure of the Issuer to (i) pay the dividends on the Preferred Stock for four consecutive quarterly periods, or (ii) default upon any redemption obligation, the number of directors of the Issuer's board of Directors will be increased to allow the Purchasers, voting as a class, to elect one third of the Issuer's Board of Directors.

                  The Registration Rights Agreement, dated as of March 19, 1998, a copy of which is attached hereto as Exhibit C and which is incorporated herein by reference, provides for the grant by the Issuer of certain demand and piggy-back registration rights to the Purchasers.

         ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

            Exhibit A.  Securities Purchase Agreement dated as of March
                        19, 1998 between the Issuer and the Purchasers.

            Exhibit B.  Certificate of Designations, Preferences and Rights of
                        the Series F Convertible Preferred Stock of the Issuer, dated as of March 19, 1998.

            Exhibit C.  Registration Rights Agreement dated as of March
                        19, 1998 between the Issuer and the Purchasers.

            Exhibit D.  Agreement of Joint Filing among signatories of this
                        Schedule 13D with respect to its filing.


                             Page 9 of 102 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              GARMARK PARTNERS, L.P.
                                                 By:  GarMark Associates L.L.C.
                                                     its general partner

                                            By: /s/ E. Garrett Bewkes, III
                                               -------------------------------
                                               Name:  E. Garrett Bewkes, III
                                               Title:


                                            GARMARK ASSOCIATES L.L.C.

                                            By: /s/ E. Garrett Bewkes, III
                                               -------------------------------
                                               Name:   E. Garrett Bewkes, III
                                               Title:

                                               /s/ E. Garrett Bewkes, III
                                               --------------------------
                                                E. GARRETT BEWKES, III

                                               /s/ Mark G. Solow
                                               --------------------------
                                                   MARK G. SOLOW

Dated:  April 24, 1998

                             Page 10 of 102 Pages

Exhibit A

-------------------------------------------------------------------------------









                     -------------------------------------

                         SECURITIES PURCHASE AGREEMENT
                     -------------------------------------


                   INCREASING RATE SENIOR SUBORDINATED NOTES
                              DUE MARCH 12, 2006

                                      AND

                     SERIES F CONVERTIBLE PREFERRED STOCK

                                      OF

                       HEADWAY CORPORATE RESOURCES, INC.



                          Dated as of March 19, 1998











-------------------------------------------------------------------------------

                             Page 11 of 102 Pages

                               TABLE OF CONTENTS

Section                                                                                              Page
-------                                                                                             ------
1.    Definitions.....................................................................................1

2.    Issuance, Purchase and Sale of the Securities...................................................8
      2.1      Issuance of the Securities.............................................................8
      2.2      Sale and Purchase of the Securities....................................................9

3.    Closing of Sale of Securities...................................................................9

4.    Deliveries at the Closing.......................................................................9
      4.1      Deliveries by the Company to the Purchasers on the Closing Date........................9
               (a)      Securities.  .................................................................9
               (b)      Compliance Certificate.  .....................................................9
               (c)      Opinion of Counsel...........................................................10
               (d)      Note Indenture...............................................................10
               (e)      Credit Facility.  ...........................................................10
               (f)      Registration Rights Agreement. ..............................................10
               (h)      Certificate of Designations.  ...............................................10
               (i)      Bylaws Amendment.............................................................11
               (j)      Board of Directors...........................................................11
               (k)      Other Transaction Documents.  ...............................................11
               (l)      Governmental and Third Party Permits, Consents, Etc..........................11
               (m)      Information Memorandum.......................................................11
               (n)      Corporate Documents..........................................................11
               (o)      Waivers......................................................................12
               (p)      Payment of Closing Fees......................................................12
               (q)      Payment of the Signing Fee and the Commitment Fee. ..........................12
      4.2      Deliveries by the Purchasers to the Company on the Closing Date. .....................12
               (a)      Purchase Price.  ............................................................12
               (b)      Compliance Certificate.  ....................................................12
               (c)      Registration Rights Agreement. ..............................................13

5.    Representations and Warranties. Etc. ..........................................................13
      5.1      Organization and Qualification; Authority.............................................13
      5.2      Subsidiaries; Other Holdings..........................................................13
      5.3      Licenses..............................................................................14
      5.4      Corporate and Governmental Authorization; Contravention...............................14
      5.5      Validity and Binding Effect...........................................................15
      5.6      Capitalization........................................................................16
      5.7      Litigation; Defaults..................................................................18
      5.8      Outstanding Debt......................................................................18
      5.9      No Material Adverse Change............................................................18
      5.10     Employee Programs.....................................................................19

                             Page 12 of 102 Pages



      5.11     Private Offerings.....................................................................20
      5.12     Broker's or Finder's Commissions......................................................21
      5.13     Company SEC Documents; Information Memorandum.........................................21
      5.14     Financial Statements; No Undisclosed Liabilities; Accounts Receivable.................22
      5.15     Foreign Assets Control Regulation. Etc................................................23
      5.16     Federal Reserve Regulations and Other Matters.........................................23
      5.17     Investment Company Act................................................................24
      5.18     Public Utility Holding Company Act....................................................24
      5.19     Interstate Commerce Act...............................................................24
      5.20     Environmental Regulation, Etc.........................................................24
      5.21     Properties and Assets.................................................................25
      5.22     Insurance.............................................................................25
      5.23     Employment Practices..................................................................26
      5.24     Intellectual Property.................................................................26
      5.25     Material Contracts and Obligations....................................................27
      5.26     Taxes.................................................................................29
      5.27     Transactions with Affiliates; Arm's-Length Transactions; Conflicts of Interest........30
      5.28     Limitation on Subsidiary Payment Restrictions.........................................30
      5.29     Notes.................................................................................30
      5.30     Solvency..............................................................................30
      5.31     RICO..................................................................................31
      5.32      Absence of Certain Practices.........................................................31
      5.33     No Other Business.....................................................................31
      5.34     Minute Books..........................................................................31
      5.35     Regulatory Requirements; Cessation of Direct Investment Program.......................31

6.    Purchase for Investment; Source of Funds.......................................................32

7.    Covenants of the Company.......................................................................33
      7.1      Use of Proceeds.......................................................................33
      7.2      The Company's Board of Directors......................................................33
      7.3      Publicly Available Information........................................................34
      7.4      Public Documents......................................................................34
      7.5      Information Relating to the Purchasers................................................34
      7.6      Notice Regarding Certain Corporate Actions............................................34
      7.7      Access to Information.................................................................34
      7.8      True Books and Records of the Company.................................................35
      7.9      Officer's Knowledge of Default........................................................35
      7.10     Suits or Other Proceedings............................................................35
      7.11     Hedging Obligations...................................................................35
      7.12     Projections.  Prepare all ............................................................35

8.    Restrictions on Transfer.......................................................................35
      8.1      Restrictive Legends...................................................................35
      8.2      Notice of the Proposed Transfer; Opinions of Counsel..................................36

                             Page 13 of 102 Pages

9.    Miscellaneous..................................................................................37
      9.1      Indemnification: Expenses Etc.........................................................37
      9.2      Survival of Representations and Warranties; Severability..............................39
      9.3      Amendment and Waiver..................................................................39
      9.4      Notices, Etc..........................................................................39
      9.5      Successors and Assigns................................................................39
      9.6      Agreement and Action of the Purchasers................................................40
      9.7      Descriptive Headings..................................................................40
      9.8      Satisfaction Requirement..............................................................40
      9.9      GOVERNING LAW.........................................................................40
      9.10     Service of Process....................................................................40
      9.11     Counterparts..........................................................................41
      9.12     Disclosure to Other Persons...........................................................41
      9.13     Acknowledgment by Purchasers..........................................................42
      9.14     No Adverse Interpretation of Other Agreements.........................................42
      9.15     WAIVER OF JURY TRIAL..................................................................42



                             Page 14 of 102 Pages

                                   SCHEDULES
                                   ---------
SCHEDULE 5.1 --   Jurisdictions in which the Company is qualified

SCHEDULE 5.2 --   Subsidiaries; Jurisdictions in which the Subsidiaries are
                  qualified

SCHEDULE 5.4 --   Authorization and Approvals

SCHEDULE 5.6 --   Capitalization

SCHEDULE 5.7 --   Litigation; Defaults

SCHEDULE 5.8 --   Debt and Other Liabilities

SCHEDULE 5.9 --   Material Developments

SCHEDULE 5.10 --  Employee Programs

SCHEDULE 5.14 --  Undisclosed Liabilities

SCHEDULE 5.19 --  Environmental

SCHEDULE 5.21 --  Condemnation Proceedings and Liens

SCHEDULE 5.22 --  Insurance

SCHEDULE 5.23 --  Employment Practices

SCHEDULE 5.24 --  Patents and Trademarks

SCHEDULE 5.25 --  Material Contracts and Obligations

SCHEDULE 5.26 --  Taxes

SCHEDULE 5.27 --  Transactions with Affiliates

SCHEDULE 5.28 --  Subsidiary Payment Restrictions

SCHEDULE 5.35 --  Earnout Provisions

SCHEDULE 5.36 --  Existing Investments

                             Page 15 of 102 Pages

                                   EXHIBITS
                                   --------

EXHIBIT A  --   Form of Certificate of Designations, Preferences and Rights of
                the Preferred Stock

EXHIBIT B  --   Form of Opinion of Christy & Viener

EXHIBIT C  --   Form of Note Indenture

EXHIBIT D  --   Form of Amendment to the Company's Bylaws

EXHIBIT E  --   Form of Registration Rights Agreement

EXHIBIT F  --   Form of Guaranty Agreement

                             Page 16 of 102 Pages

                         SECURITIES PURCHASE AGREEMENT
                         -----------------------------

         This SECURITIES PURCHASE AGREEMENT ("Agreement") dated as of March 19, 1998, among Headway Corporate Resources, Inc., a Delaware corporation (the "Company"), and each purchaser executing a signature page hereto or any subsequent holder of the Securities (each a "Purchaser," and collectively the "Purchasers").

                             W I T N E S S E T H:
                             - - - - - - - - - -

         WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, (i) the Notes in the aggregate amount of up to $10,000,000, and (ii) the Preferred Stock in the aggregate liquidation preference of up to $20,000,000 (the Notes and the Preferred Stock are herein collectively referred to as the "Securities"), on the terms, and subject to the conditions, set forth herein.

         NOW THEREFORE, in consideration of these premises, the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. Definitions. For purposes hereof unless the context otherwise requires, the following terms shall have the meanings indicated. All accounting terms not otherwise defined herein, shall have the respective meanings accorded to them under GAAP. Unless the context otherwise requires,
(i) references to a "Schedule" or an "Exhibit" are to a Schedule or an Exhibit attached to this Agreement, (ii) references to a "section" or a "subdivision" are to a section or a subdivision of this Agreement, or (iii) any of the following terms may be used in the singular or the plural, depending on the reference:

         "Acquisition Documents" means, collectively, (a) that certain Asset Purchase Agreement dated as of March 31, 1997 between the Company, Headway Corporate Staffing Services of North Carolina, Inc., Advanced Staffing Solutions, Inc., H. Wade Gresham and Mark F. Herron, (b) that certain Asset Purchase Agreement dated as of July 28, 1997 between the Company, ASA Personnel Services, Inc., Administrative Sales Associates, Inc., Administrative Sales Associates Temporaries, Inc., Richard Brody and Arnold Katz, (c) that certain Asset Purchase Agreement dated as of September 29, 1997 between the Company, Irene Cohen Temps, Inc., Quality Outsourcing, Inc., George J. Burt, Richard E. Gaudy and Peter F. Notaro, (d) that certain Purchase Agreement dated as of September 30, 1997 between the Company, Headway Corporate Staffing Services of Connecticut, Inc., Electronic Data Resources, L.L.C., EDR Associates, Inc., Maurice Dusel, James Roberts and Michael Russell, (e) that certain Asset Purchase Agreement, to be dated on or about March 23, 1998, among the Company, Headway Corporate Staffing Services of North Carolina, Inc., Select Staffing Services, Inc. and Jack Powell, (f) that certain Asset Purchase Agreement, to be dated on or about March 23, 1998, among the Company, Cheney Associates, L.L.C. and Timothy Cheney, an individual doing business under the names Cheney Associates, Inc. and Cheney Consulting Group, (g) that certain Stock Purchase Agreement, to be dated on or about March 23, 1998, among the Company, L&M Shore Family Holdings Limited Partnership, Elder Investments Limited Partnership, Mark Shore and Linda Elder, and (h) any other purchase agreement entered into hereafter by the Company and/or any Subsidiaries relating to the acquisition of any entity or any assets thereof.

                             Page 17 of 102 Pages

         "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

         "Agreement" means this Agreement, as amended, modified or supplemented from time to time, in accordance with the terms hereof, together with any exhibits, schedules or other attachments thereto.

         "Business Day" has the meaning ascribed thereto in the Note
Indenture.

         "Bylaws Amendment" means the Amendment to the Company's by-laws, attached hereto as Exhibit D.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated and whether voting or non-voting) of such Person's capital stock or any form of membership interests, as applicable, whether outstanding on the Closing
Date or issued after the Closing Date and any and all rights, warrants or options exercisable or exchangeable for or convertible into such capital stock.

         "Certificate of Designations" means the Certificate of Designations, Preferences and Rights of the Series F Convertible Preferred Stock of the Company, attached hereto as Exhibit A.

         "Change of Control" has the meaning ascribed thereto in the Note Indenture.

         "Charter Documents" has the meaning ascribed thereto in Section 5.1 hereof.

         "Closing" has the meaning ascribed thereto in Section 3 hereof.

         "Closing Date" has the meaning ascribed thereto in Section 3 hereof.

         "Code" means the Internal Revenue Code of 1986, and the rules and regulations thereunder, as amended from time to time.

         "Commission" means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

         "Commitment Fee" means (i) one (1) percent of the principal amount of the Notes, plus (ii) one (1) percent of the aggregate liquidation preference of the Preferred Stock, as determined pursuant to the Certificate of Designation.

         "Commitment Letter" means those certain commitment letters between each Purchaser and the Company, each dated January 27, 1998, with respect to the transactions contemplated hereby.

                             Page 18 of 102 Pages

         "Common Stock" means the common stock, par value $.0001 per share, of the Company.

         "Company" has the meaning ascribed thereto in the introduction hereof.

         "Contract" has the meaning ascribed thereto in Section 5.25 hereof.

         "Credit Agreement" means the Credit Agreement, dated as of March 19, 1998, entered into between the Company and NationsBank, National Association, as agent, and the lenders party thereto from time to time, providing for the Credit Facility, as the same may at any time be amended, amended and restated, supplemented or otherwise modified, including any refinancing, refunding, replacement or extension thereof permitted under the Note Indenture which provides for working capital and other financing, whether by the same or any other lender or group of lenders.

         "Credit Facility" means the $75,000,000 revolving credit facility, pursuant to the Credit Agreement.

         "Current Affiliate" has the meaning ascribed thereto in Section 5.10 hereof.

         "Default" has the meaning ascribed thereto in the Note Indenture.

         "DGCL" shall mean the Delaware General Corporation Law in effect as of the date hereof, as amended from time to time.

         "Dilution Event" has the meaning ascribed thereto in the Note
Indenture.

         "Domestic Subsidiary" has the meaning ascribed thereto in the Note Indenture.

         "Employee Program" has the meaning ascribed thereto in Section 5.10 hereof.

         "Employees" means officers, directors, consultants, employees and all other persons who render services to the Company.

         "Environment" means soil, surface waters, groundwaters, land, stream sediments, surface or subsurface strata and ambient air.

         "Environmental Law(s)" means and includes any Laws relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

         "ERISA" means the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder, as amended from time to time.


                             Page 19 of 102 Pages

         "ERISA Plan" has the meaning ascribed thereto in Section 5.10 hereof.

         "Event of Default" has the meaning ascribed thereto in the Note Indenture.

         "Executive Officer" means the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer and any Senior Vice President of the Company or any other person who, by whatever title, has control over or responsibility for the management and operations of the Company.

         "Financial Statements" has the meaning ascribed thereto in Section
5.14 hereof.

         "GAAP" means generally accepted accounting principles and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession that are applicable to the circumstances as of the date of determination.

         "GarMark" means GarMark Partners, L.P.

         "Governmental Authority" means any governmental or quasi-governmental authority including, without limitation, any federal, state, territorial, county, municipal or other governmental or quasi-governmental agency, board, branch, bureau, commission, court, arbitration panel, department, authority, body or other instrumentality or political unit or subdivision or official thereof, whether domestic or foreign.

         "Guaranty Agreement" means the Guaranty Agreement of even date herewith, by and among the Company's Domestic Subsidiaries and the Trustee, for the benefit of the Purchasers, substantially in the form of Exhibit F hereto, as amended, modified or supplemented from time to time in accordance with the terms thereof, together with any exhibits, schedules or other attachments thereto.

         "Hazardous Materials" means and includes any pollutants, hazardous or toxic materials, substances or wastes, including: petroleum and petroleum products and derivatives; asbestos; radon; polychlorinated bi-phenyls; urea-formaldehyde foam insulation; explosives; radioactive materials; laboratory wastes and medical wastes (including contaminated clothing, body fluids, contaminated medical instruments and equipment, catheters, used bandages, gauzes, needles or other sharp instruments); and any chemicals, materials or substances designated or regulated as hazardous or as toxic substances, materials, or wastes, or otherwise regulated, under any Environmental Law; hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other human health or safety, as defined or regulated under any Environmental Law.

         "Hazardous Waste" means and includes any hazardous waste as defined or regulated under any Environmental Law.

         "Hedging Obligations" has the meaning ascribed thereto in the Note Indenture.


                             Page 20 of 102 Pages

         "Information Memorandum" means that certain Information Memorandum of the Company dated December 1, 1997, together with all attachments, schedules and exhibits thereto, distributed in connection with the purchase and sale of the Securities, and any supplement or amendment thereto reviewed by each Purchaser prior to the date of this Agreement.

         "Initial Purchasers" means the Purchasers listed on the signature pages hereto and each of their respective Affiliates.

         "Illegal Transfer Notice" has the meaning ascribed thereto in Section
8.2 hereof.

         "Indemnified Party" or "Indemnified Parties" has the meaning ascribed thereto in Section 9.1(a) hereof.

         "Intellectual Property" has the meaning ascribed thereto in Section 5.24(a) hereof.

         "IRS" means the Internal Revenue Service or any successor agency.

         "Law" Any statute, ordinance, code, rule, regulation or order enacted, adopted, promulgated, applied or followed by any Governmental Authority.

         "License" or "Licenses" has the meaning ascribed thereto in Section
5.3 hereof.

         "Lien" means any security agreement, financing statement (whether or not filed) mortgage, lien (statutory or otherwise), charge, pledge, hypothecation, conditional sales agreement, adverse claim, title retention agreement or other security interest, encumbrance, lien, charge, restrictive agreement, mortgage, deed of trust, indenture, pledge, option, limitation, exception to or other title defect in or on any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale, lease, consignment, or bailment given for security purposes, trust receipt or other title retention agreement with respect to any Property or asset of such Person, whether direct, indirect, accrued or contingent.

         "Losses" has the meaning ascribed thereto in Sect on 9.1(a) hereof.

         "Material Adverse Effect" has the meaning ascribed thereto in Section
5.1 hereof.

         "Moore" means Remington Investment Strategies L.P. and Moore Global Investments, Ltd. or any of their Affiliates.

         "Multiemployer Plan" has the meaning ascribed thereto in Section 5.10 hereof.

         "Notes" means the Increasing Rate Senior Subordinated Notes of the Company, due March 19, 2006, issued pursuant to the Note Indenture as amended, modified or supplemented from time to time in accordance with the terms thereof and the Note Indenture.

         "Note Indenture" means the Indenture of even date herewith by and between the Company and the Trustee, substantially in the form of Exhibit C hereto, as amended, modified or

                             Page 21 of 102 Pages
supplemented from time to time in accordance with the terms thereof, together with any exhibits, schedules or other attachments thereto.

         "Officers' Certificate" means a certificate executed on behalf of the Company by (a) the Chairman of the Board of Directors (if an officer) or the President or one of the Vice Presidents of the Company and (b) the Treasurer or one of the Assistant Treasurers or the Secretary or one of the Assistant Secretaries of the Company.

         "Option Plan" means any stock award or option plan, grant of warrants, grant of rights (including grant of exercise, exchange or conversion rights), agreement or arrangement, undertaking or commitment of any kind, for Employees relating to Capital Stock or other securities of the Company.

         "Permitted Acquisitions" has the meaning ascribed thereto in the Note Indenture.

         "Permitted Investments" has the meaning ascribed thereto in the Note Indenture.

         "Permitted Liens" has the meaning ascribed thereto in the Note
Indenture.

         "Person" means any individual, entity or group, including, without limitation, individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

         "Preferred Stock" means the Series F Convertible Preferred Stock $0.0001 par value per share of the Company having the terms outlined in the Certificate of Designations and an aggregate liquidation preference of $20,000,000.

         "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

         "Public Document" has the meaning ascribed thereto in Section 7.4 hereof.

         "Purchasers" except as defined elsewhere in this Agreement, shall be as defined in the introduction hereto.

         "Registration Rights Agreement" means the Registration Rights Agreement of even date herewith, by and among the Company and the Purchasers, substantially in the form of Exhibit E hereto, as amended, modified or supplemented from time to time in accordance with the terms thereof, together with any exhibits, schedules or other attachments thereto.

         "Regulation D" means Regulation D under the Securities Act.

         "Regulation S" means Regulation S under the Securities Act.


                             Page 22 of 102 Pages

         "Release" means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the Environment.

         "Restricted Security" has the meaning ascribed thereto in Section 8.2 hereof.

         "Rule 144" means Rule 144 as promulgated by the Commission under the Securities Act, and any successor rule or regulation thereto.

         "Rule 144A" means Rule 144A as promulgated by the Commission under the Securities Act, and any successor rule or regulation thereto.

         "Securities" means, collectively, the Notes and the Preferred Stock.

         "Securities Act" means the Securities Act of 1933, and the rules and regulations of the Commission promulgated thereunder, as amended.

         "Security Documents" has the meaning ascribed thereto the Note
Indenture.

         "Signing Fee" means the aggregate amount of $50,000.

         "Subsidiary" means with respect to any Person, any corporation, association or other business entity of which securities representing more than 50% of the combined voting power of the total Voting Stock (or in the case of an association or other business entity which is not a corporation, more than 50% of the equity interest) is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. When used therein without reference to any Person, Subsidiary means a Subsidiary of the Company.

         "Swap Agreements" has the meaning ascribed thereto in the Note
Indenture.

         "Taxes" has the meaning ascribed thereto in Section 5.26 thereof.

         "Threat of Release" means a substantial likelihood of a Release which requires action to prevent or mitigate damage to the Environment which may result from such Release.

         "Transaction Documents" means, collectively, this Agreement, the Note Indenture, the Notes, the Registration Rights Agreement, the Guaranty Agreement and the Credit Agreement and any and all agreements, exhibits, schedules, certificates, instruments and other documents contemplated thereby or executed and delivered in connection therewith.

         "Trustee" has the meaning ascribed thereto in the Notes Indenture.

         "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to vote for the election of directors, managers or trustees of any Persons (irrespective of whether or not at the time, stock of any class or classes will have, or might have, voting power by the reason of the happening of any contingency).

                             Page 23 of 102 Pages

         "Waivers" means the documents waiving the "change-in-control" provisions contained in certain stock option agreements.

         2. Issuance, Purchase and Sale of the Securities.
            ----------------------------------------------

            2.1 Issuance of the Securities.

               (a) The Company has authorized the issuance and sale of the Notes, in the aggregate principal amount of up to $10,000,000 to be acquired by the Purchasers in accordance with the terms of this Agreement. The Notes shall be issued pursuant to and in accordance with the terms of the Note Indenture. Each Note will be issued in the principal amount of $100,000 and integral multiples of $1,000 in excess thereof, and will otherwise be in the form of the Note attached to the Note Indenture, with such changes thereto, if any, as may be approved by the Purchasers and the Company.

               (b) The Company has authorized the issuance and sale of the Preferred Stock in the aggregate liquidation preference of up to $20,000,000 to be acquired by the Purchasers in accordance with the terms of this Agreement. The Preferred Stock shall have the voting powers, dividend rights, liquidation rights, designations, preference and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, as are set forth in the Certificate of Designations which shall be filed with the Secretary of State of the State of Delaware on or before the Closing Date.

            2.2 Sale and Purchase of the Securities. Subject to the terms and conditions of this Agreement and the Note Indenture, contemporaneously with the execution hereof, the Company will issue, sell and deliver to each Purchaser and each Purchaser will purchase from the Company, (a) such principal amount of Notes, and (b) such amount of the aggregate liquidation preference of Preferred Stock, as is specified opposite such Purchaser's name on the signature pages hereto. The purchase price of the Securities shall be as set forth on the signature page of each Purchaser and shall be payable by each Purchaser to the Company in cash by wire transfer of immediately available funds.

         3. Closing of Sale of Securities. The purchase and delivery of the Securities to be purchased by the Purchasers hereunder shall take place at the offices of Christy & Viener, 620 Fifth Avenue, New York, New York 10020, at a closing (the "Closing") on March 19, 1998 or at such other place or on such other date as the Purchasers and the Company may agree upon (such date on which the Closing shall have actually occurred, the "Closing Date"). At the Closing, the Company will deliver or cause to be delivered to each Purchaser the Securities to be purchased by each such Purchaser pursuant hereto against payment of the purchase price therefor. The Notes and the Preferred Stock to be purchased by each Purchaser hereunder shall be, with respect to each such Purchaser, in the form of a single Note and a single Preferred Stock certificate, respectively (or such greater number of Preferred Stock certificates as each Purchaser may request no less than 48 hours prior to the Closing), in each case dated the date of the Closing and registered in the Purchaser's name or that of its nominee (provided to the Company no less than 48 hours prior to the Closing). If at the Closing the Company shall fail to tender to the Purchasers any of the Securities to be purchased by them as provided in this Section 3, or any of the items to be delivered pursuant to
Section 4.1 shall not have been delivered or such delivery has not been waived by the Purchasers,


                             Page 24 of 102 Pages
the Purchasers shall, at their election, be relieved of all further obligations, if any, under the Commitment Letter or this Agreement, without thereby waiving any other respective rights it may have by reason of such failure or such non-fulfillment.

         4. Deliveries at the Closing.
            --------------------------

           4.1 Deliveries by the Company to the Purchasers on the Closing Date. At the Closing, the Company will deliver or cause to be delivered to each Purchaser, against payment of the purchase price as provided herein:

               (a) Securities.  The Securities, as provided in Section 3 hereof;

               (b) Compliance Certificate. An Officers' Certificate, dated the date of the Closing, certifying that:


                    (i) the representations and warranties of the Company and the Subsidiaries contained in this Agreement, the other Transaction Documents, and those otherwise made in writing by or on behalf of the Company and the Subsidiaries, in connection with transactions contemplated by this Agreement and the other Transaction Documents are true and correct as of the date hereof, after giving effect to the sale of the Securities and the other transactions contemplated by this Agreement and the other Transaction Documents, except that any representations and warranties that relate to a particular date or period shall be true and correct as of such date or period; and

                    (ii) the Company and each of its Subsidiaries have performed, satisfied and complied in all material respects with all covenants, agreements and conditions contained in, and required by, this Agreement and the other Transaction Documents, to be performed, satisfied or complied with prior to or at the Closing, and at the time of the Closing after giving effect to the sale of the Securities and the other transactions contemplated by this Agreement and the other Transaction Documents, no Default or Event of Default has occurred and is continuing.

                    (c) Opinion of Counsel. A favorable opinion, from Christy & Viener counsel for the Company, substantially in the form set forth in Exhibit B, addressed to the Purchasers, dated the Closing Date and otherwise satisfactory in substance and form to the Purchasers, and their respective counsel;

                    (d) Note Indenture. Fully-executed original counterparts of the Note Indenture, duly executed by the Company and the Trustee and evidence that such Note Indenture is in full force and effect and no term or condition thereof has been amended, modified or waived;

                    (e) Credit Facility. Fully-executed counterparts of the Credit Agreement, duly executed by the Company, NationsBank, National Association, as agent, and the lenders party thereto and evidence that (i) such Credit Agreement is in full force and effect and no term or condition thereof has been amended, modified or waived, and (ii) that all transactions with respect to the Credit Facility have been consummated;

                             Page 25 of 102 Pages

                    (f) Registration Rights Agreement. Fully-executed original counterparts of the Registration Rights Agreement, duly executed by the Company, and evidence that such Registration Rights Agreement is in full force and effect and no term or condition thereof has been amended, modified or waived;

                    (g) Guaranty Agreement. Fully-executed original counterparts of the Guaranty Agreement, duly executed by each of the Company's Domestic Subsidiaries, and evidence that such Guaranty Agreement is in full force and effect and no term or condition thereof has been amended, modified or waived;

                    (h) Certificate of Designations. Evidence of filing with the Secretary of State of the State of Delaware of the Certificate of Designations pursuant to Section 151 of the DGCL with respect to the issuance and sale of the Preferred Stock contemplated hereunder;

                    (i) Bylaws Amendment. Evidence of the adoption of the Bylaws Amendment pursuant to Section 109 of the DGCL;

                    (j) Board of Directors. Evidence of the increase of the size of the Company's Board of Directors and of each of the Compensation Committee, Stock Incentive Plan Committee, Finance Committee and Audit Committee by one (1), and of the election of a person chosen by GarMark, to each of the vacancies created by such increases, all as set forth in Section
7.2 hereof.

                    (k) Other Transaction Documents. Evidence that other Transaction Documents and any other agreements and documents contemplated thereby and in connection therewith have been duly executed and delivered by all respective parties thereto and are in full force and effect;

                    (l) Governmental and Third Party Permits, Consents, Etc. Evidence that, except as set forth on Schedule 5.4, the Company and its Subsidiaries have duly applied for and obtained all approvals, orders, licenses, consents and other authorizations (collectively, the "Approvals") from each federal, state and local government and governmental agency, department or body, pursuant to any agreement to which the Company or any of its Subsidiaries is a party, or to which any of them or any of their assets is subject, that may be required in connection with this Agreement, the other Transaction Documents or any other agreements and documents contemplated thereby and in connection therewith;

                    (m) Information Memorandum. Evidence that the
Information Memorandum has not been amended or supplemented subsequent to the delivery thereof to the Purchasers;

                    (n) Corporate Documents.

                         (i) copies of the Company's and of each of its
               Subsidiaries' certificate of incorporation or formation, as the case may be, certified as of a recent date by the Secretary of State of the jurisdiction of incorporation or formation, as the case may be, of any such entity;


                             Page 26 of 102 Pages

                        (ii) a certificate of such Secretary of State, dated as
               of a recent date, as to the good standing of and payment of taxes by the Company and each of its Subsidiaries which lists the Charter Documents on file in the office of such Secretary of State;

                        (iii) a certificate dated as of a recent date as to the
               good standing of and payment of taxes by the Company and each of its Subsidiaries issued by the Secretary of State of each jurisdiction in which such entity is qualified as a foreign corporation, except to the extent that any failure to so qualify would not have a Material Adverse Effect on the Company or any of its Material Subsidiaries; and

                        (iv) A certificate, dated the Closing Date of the
               Secretary of each of the Company and the Subsidiaries, (i) certifying as true, complete and correct its Charter Documents (as appropriate) and in the case of the Company (x) resolutions of the Company's Board of Directors relating to the adoption of the Bylaws Amendment, (y) resolutions of the Company's Board of Directors relating to the transactions contemplated hereby, and
               (z) a certificate of the Company's Stock Incentive Plan Committee certifying that no "change-in-control" (as such term is used in any option agreement or other award issued pursuant to the Company's 1993 Stock Incentive Plan) has occurred, or will occur upon the conversion of the Preferred Stock, as a result of the transactions contemplated hereby, (ii) as to the absence of proceedings or other action for dissolution, liquidation or reorganization of the Company, (iii) as to the incumbency and specimen signatures of officers who shall have executed instruments, agreements and other documents in connection with the transactions contemplated hereby, (iv) as to the effect that certain agreements, instruments and other documents are in the form approved in the resolutions referred to in clause (i) above, and (v) covering such other matters, and with such other attachments thereto, as Purchasers' respective counsel may reasonably request at least one Business Day before the Closing Date, which certificates and attachments thereto shall be satisfactory in form and substance to such Purchasers and their respective counsel;

                    (o) Waivers. The Waivers relating to the stock option agreements between the Company and each of Michael List and Ronald Wendlinger in form and substance acceptable to the Purchasers and each of their counsel, duly executed by each of Michael List and Ronald Wendlinger;

                    (p) Payment of Closing Fees. The fees, expenses and disbursements of each Purchaser's counsel reflected in statements of such counsel rendered prior to or on the Closing Date; and

                    (q) Payment of the Signing Fee and the Commitment Fee. Each of the Signing Fee and the Commitment Fee, to the extent not previously paid, in immediately available funds. The Signing Fee shall be payable to GarMark. The Commitment Fee shall be payable to each initial Purchaser in proportion to the Securities purchased by such initial Purchaser pursuant to the transactions contemplated hereby.


                             Page 27 of 102 Pages

            4.2 Deliveries by the Purchasers to the Company on the Closing Date. At the Closing, each Purchaser will deliver or cause to be delivered to the Company the following:

                    (a) Purchase Price. Such Purchaser's portion of the Purchase Price, as provided herein;

                    (b) Compliance Certificate. An Officers' Certificate, dated the date of the Closing, certifying that:

                        (i) the representations and warranties of each Purchaser contained in this Agreement, the other Transaction Documents, and those otherwise made in writing by or on behalf of such Purchaser, in connection with transactions contemplated by this Agreement and the other Transaction Documents are true and correct as of the date hereof, after giving effect to the sale of the Securities and the other transactions contemplated to be consummated at the Closing by this Agreement and the other Transaction Documents, except that any representations and warranties that relate to a particular date or period shall be true and correct as of such date or period;

                        (ii) such Purchaser has performed satisfied and complied in all material respects with all covenants, agreements and conditions contained in, and required by, this Agreement and the other Transaction Documents, required to be performed, satisfied or complied with prior to or at the Closing; and

                    (c) Registration Rights Agreement. The Registration Rights Agreement, duly executed by the Purchasers.

         5. Representations and Warranties, Etc. In order to induce the Purchasers to purchase the Securities, the Company represents and warrants to the Purchasers that:

              5.1 Organization and Qualification; Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has full corporate power and authority to own and lease its Properties and carry on its business as presently conducted, is duly qualified, registered or licensed as a foreign corporation to do business and is in good standing in each jurisdiction in which the ownership or leasing of its Properties or the character of its present operations makes such qualification, registration or licensing necessary, except where the failure to so qualify or be in good standing would not have a material adverse effect on the condition (financial or otherwise), assets, business or results of operations of (a "Material Adverse Effect") the Company and its Subsidiaries on a consolidated basis. The Company has heretofore delivered to each Purchaser's counsel complete and correct copies of (i) the certificate of incorporation, articles of organization or equivalent organizational document, and (ii) the by-laws, operating agreement or equivalent document, of the Company, each as amended to date and as presently in effect (collectively, "Charter Documents"). A list of all jurisdictions in which the Company is qualified, registered or licensed to do business as a foreign corporation is attached hereto as Schedule 5.1.

                             Page 28 of 102 Pages

              5.2 Subsidiaries; Other Holdings. Set forth on Schedule 5.2 hereto are (i) the Company's Subsidiaries, and (ii) the number and/or percentage of outstanding shares or other equity interests (including options, warrants and other rights to acquire any interest) of each class of Capital Stock or other equity or ownership interests owned by the Company. Except as set forth on Schedule 5.2, the Company does not own any Person or Capital Stock or any other security of any Person, other than Permitted Investments.
Schedule 5.2 states as of the date hereof (i) the organizational form of each Subsidiary, (ii) the authorized and issued capitalizations of each Subsidiary,
(iii) the number of shares or other equity interests (including options, warrants and other rights to acquire any interest) of each class of Capital Stock or interest issued and outstanding of each such Subsidiary, and (iv) the number and/or percentage of outstanding shares or other equity interests (including options, warrants and other rights to acquire any interest) of each class of Capital Stock or other equity interests owned by any such Subsidiary. Except as set forth on Schedule 5.2, no Subsidiary owns any Person or Capital Stock or any other security of any Person, other than Permitted Investments. Each Subsidiary is a corporation or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be, has full corporate power and authority to own and lease its Properties, and carry on its business as presently conducted, is duly qualified, registered or licensed as a foreign corporation or limited liability company, as the case may be, to do business and is in good standing in each jurisdiction in which the ownership or leasing of its Properties or the character of its present operations make such qualification, registration or licensing necessary, except where the failure so to qualify or be in good standing would not have a Material Adverse Effect on such Subsidiary. A list of all jurisdictions in which each Subsidiary is qualified, registered or licensed to do business as a foreign corporation or limited liability company, as the case may be, is attached hereto as Schedule 5.2. The Company owns, directly or indirectly, all of the outstanding shares of Capital Stock of each of its Subsidiaries free of any Liens (other than restrictions generally applicable to securities under federal, provincial or state securities laws and except as imposed by the Security Documents), and said shares have been duly issued and are fully paid and validly outstanding.

              5.3 Licenses. The Company and its Subsidiaries hold all material licenses, franchises, permits, consents, registrations, certificates and other approvals (including, without limitation, those relating to environmental matters, public and worker health and safety, buildings, highways or zoning) (individually, a "License" and collectively, "Licenses") required for the conduct of their business as now being conducted, and is operating in substantial compliance therewith, except where the failure to hold any such License or to operate in compliance therewith would not have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis. The Company and its Subsidiaries are in substantial compliance with all Laws applicable to them, except in each case, where the failure so to comply would not have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis or a Material Adverse Effect on the ability of the Company or any of its Subsidiaries to perform on a timely basis any obligation that it has or will have under any Transaction Document to which it is a party.


                             Page 29 of 102 Pages

              5.4 Corporate and Governmental Authorization; Contravention. Except as set forth on Schedule 5.4, the execution, delivery and performance by the Company of the Transaction Documents and all other instruments or agreements to be executed in connection herewith or therewith, the issuance and sale to the Purchasers of the Securities pursuant to this Agreement, and the amendment to the Company's by-laws as contemplated by the Bylaws Amendment
(x) are within the Company's corporate powers, having been duly authorized by all necessary corporate action on the part of the Company, do not require any License, authorization, approval, qualification or formal exemption from, or other action by or in respect of, or filing of a declaration (other than the filing of the Certificate of Designations) or registration with, any court, Governmental Authority, agency or official or other Person (except such as have been obtained); (y) do not and will not (with or without the giving or receipt of notice or the passage of time or both) contravene or constitute a default under or violation of or give rise to any right of termination, cancellation or acceleration under (i) any provision of Law, (ii) the Charter Documents of the Company or any of its Subsidiaries, (iii) any agreement or Contract (or require the consent of any Person under any agreement or Contract that has not been obtained) to which the Company or any of its Subsidiaries is a party, or (iv) any judgment, injunction, order, decree or other instrument binding upon the Company, any of its Subsidiaries or any of their respective Properties, except in the case of clauses (iii) and (iv) above, where such contravention, default or violation would not have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis; and (z) do not and will not (with or without the giving or receipt of notice or the passage of time or both) result in the creation or imposition of any Lien on any Property of the Company or any of its Subsidiaries, other than Permitted Liens or Liens contemplated by the Note Indenture and the Security Documents.


                 (b) The execution, delivery and performance by each of the Subsidiaries of the Transaction Documents to which it is a party, and all other instruments or agreements to be executed by such Subsidiary in connection therewith, (x) are within such Subsidiary's powers, having been duly authorized by all necessary action on the part of such Subsidiary, do not require any License, qualification or formal exemption from, or other action by or in respect of, or filing of a declaration or registration with, any Governmental Authority or other Person (except such as have been obtained);
(y) do not and will not (with or without the giving or receipt of notice or the passage of time or both) contravene or constitute a default under or violation of or give rise to any right of termination, cancellation or acceleration under (i) any provision of Law, (ii) the Charter Documents of such Subsidiary, (iii) any Contract (or require the consent of any Person under any Contract that has not been obtained) to which such Subsidiary is a party, or (iv) any judgment, injunction, order, decree or other instrument binding upon such Subsidiary or any of their respective Properties, except, in the case of clauses (iii) and (iv) above, where such contravention, default or violation would not have a Material Adverse Effect on such Subsidiary; and (z) do not and will not (with or without the giving or receipt of notice or the passage of time or both) result in the creation or imposition of any Lien on any Property of such Subsidiary, other than Permitted Liens or Liens contemplated by the Note Indenture and the Security Documents.

              5.5 Validity and Binding Effect. Each of the Transaction Documents has been duly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.


                             Page 30 of 102 Pages

                 (b) Each of the Transaction Documents to which any of the Subsidiaries is a party has been duly executed and delivered by such Subsidiary and is a valid and binding agreement of such Subsidiary, enforceable against such Subsidiary in accordance with its terms.

              5.6 Capitalization.

                 (a) The authorized Capital Stock of the Company consists of 20,000,000 shares of common stock, $.0001 par value ("Common Stock"). As of the date hereof: (A) (i) 9,098,594 shares of the Company's Common Stock are issued and outstanding; (ii) no shares of the Company's Common Stock are held by the Company in its treasury; (iii) 1,827,712 shares of the Company's Common Stock are reserved for issuance pursuant to the Company's Option Plans; (iv) 200,000 shares of the Company's Common Stock are reserved for issuance under options granted pursuant to agreements with Strategic Growth International, Inc.; (v) 50,000 shares of the Company's Common Stock are reserved for issuance under warrants granted pursuant to a Consulting Agreement with JW Charles Financial; (vi) 128,461 shares of the Company's Common Stock are reserved for issuance under warrants granted to Tallwood; (vii) 240,000 shares of the Company's Common Stock are reserved for issuance under warrants granted to The Tailwind Fund; (viii) 120,000 shares of the Company's Common Stock are reserved for issuance under warrants granted to Ehud Laska; (ix) 120,000 shares of the Company's Common Stock are reserved for issuance under warrants granted to Ziad Abdelnaur; (x) 272,352 shares of the Company's Common Stock are reserved for issuance under warrants granted to former holders of the Company's Series D Convertible Preferred Stock; and (xi) up to $333,333 in shares of the Company's Common Stock in each year of the Earnout under that certain Asset Purchase Agreement, dated as of July 28, 1997, between the Company, ASA Personnel Services, Inc., Administrative Sales Associates, Inc., Richard Brody and Arnold Katz; (B) 575,000 shares of the Company's Common Stock are reserved for issuance under the Company's Series E Convertible Preferred Stock; and (C) 575,000 shares of the Company's Series E Convertible Preferred Stock are reserved for issuance under warrants granted to ING (U.S.) Capital Corporation. All of the issued and outstanding shares of Capital Stock are fully paid and non-assessable. The Company has made available to the Purchasers complete and correct copies of the Option Plans, and all forms of options and warrants listed above.

                 (b) Schedule 5.6 sets forth a complete, true and accurate list of (i) the holders of record, including the amount owned by each such holder, of all issued and outstanding preferred stock of the Company, or (ii) all options, warrants and other equity based derivatives (including stock appreciation rights) of the Company outstanding as of the date of this Agreement, including (w) the date of grant, (x) the exercise price, (y) the expiration date, and (z) the holder, including the number of securities owned by each holder, of each such outstanding option and warrant of the Company.

                 (c) The Preferred Stock to be issued to the Purchasers hereunder will have the voting powers, dividend rights, liquidation rights, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, as are set forth in (i) the Certificate of Designations, the form of which is attached hereto as Exhibit A, which will be filed with the Secretary of State of the State of Delaware on or prior to the Closing Date, and (ii) the Bylaws Amendment, the form of which is attached hereto as Exhibit D, pursuant to which the by-laws of the Company will be amended on or prior to the Closing Date. The Company has duly reserved for issuance the shares of Common Stock issuable upon conversion of

                             Page 31 of 102 Pages
the Preferred Stock. The Company has duly reserved for issuance the shares of Common Stock issuable upon conversion of the Preferred Stock. When paid for by, and issued to, the Purchasers, the Preferred Stock will be duly and validly issued, fully paid and non-assessable, and will be free and clear of any and all Liens, and except as set forth in this Agreement, the Certificate of Designations or applicable securities Laws, will not be subject to any restriction on use, voting or transfer; and the shares of Common Stock issuable to the Purchasers upon conversion of the Preferred Stock, when issued in accordance with the Certificate of Designations, will be duly and validly issued, fully paid and non-assessable, and will be free and clear of any and all Liens, and except as set forth in this Agreement and the Certificate of Designations, will not be subject to any restriction on use, voting or transfer. The offer, sale and issuance of the Preferred Stock by the Company to the Purchasers (and any shares of Common Stock issuable on conversion thereof) are exempt from the registration requirements of the Securities Act and state securities laws. On the basis of the representations contained in
Section 6 hereof, the offer, sale and issuance of the Securities by the Company to the Purchasers, and any shares of Common Stock issuable to the Purchasers (or any transferee of any Purchaser; provided that such transferee had executed a Transferee Letter of Representation (with respect to the Notes, substantially in the form attached as Exhibit C to the Note Indenture, and with respect to the Preferred Stock, such Transferee Letter of Representation in a form amended to apply to the Preferred Stock) contemporaneously with, or prior to, such transfer) upon conversion of the Preferred Stock, are exempt from the registration requirements of the Securities Act and state securities Laws. No further approval or authorization of the stockholders or the directors of the Company, of any Governmental Authority or any other Person is required for the issuance and sale of the Preferred Stock or the shares of Common Stock issuable on conversion thereof.

                 (d) Except as set forth above, no shares of Capital Stock or other voting securities of the Company are issued, reserved for issuance or outstanding. Except as set forth in Schedule 5.6, (i) there are no outstanding options, warrants, rights, exercise, exchange conversion rights, agreements, arrangements, undertakings or commitments of any kind (A) relating to the issuance, sale, purchase, redemption, voting or transfer of any Capital Stock or other securities of the Company, or (B) containing any "change-in-control" provisions, (ii) there are no rights outstanding which permit or allow the holder thereof to cause the Company to file a registration statement or which permit or allow the holder thereof to include securities of the Company in a registration statement filed by the Company, and (iii) no events have occurred that would lower the exercise price of, accelerate vesting of, or increase the number of shares of the Company's Common Stock into which any such securities can be exercised, exchanged or converted. There are no preemptive or other similar rights with respect to any Capital Stock of the Company. None of the outstanding Capital Stock or other securities of the Company were issued in violation of the Securities Act, or the securities or blue sky laws of any state or other jurisdiction.

              5.7 Litigation; Defaults. Except as set forth on Schedule
5.23 hereto, there is no action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, , any director, officer, agent, employee, consultant or other Person acting on the behalf of the Company or any of its Subsidiaries, or any properties of any of the foregoing, before or by any Governmental Authority, which (individually or in the aggregate) could reasonably be expected to (i) have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis, or (ii) impair the ability of the Company or any of its Subsidiaries to perform fully on a timely basis any obligation which the Company or such

                             Page 32 of 102 Pages

Subsidiary has or will have under any Transaction Document. Neither the Company nor any of its Subsidiaries is in violation of, or in default under (and there does not exist any event or condition which, after notice or lapse of time or both, would constitute such a default under), any term of its Charter Documents, or of any term of any agreement, Contract, instrument, judgment, decree, writ, determination, arbitration award, or Law (including, without limitation, those relating to labor, employment, occupational health and safety or similar matters) applicable to the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is bound, or to any properties of the Company or any of its Subsidiaries, except in each case to the extent that such violations or defaults, individually or in the aggregate, could not reasonably (a) affect the validity or enforceability of any Transaction Document, (b) have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis, or (c) impair the ability of the Company or any of its Subsidiaries to perform fully on a timely basis any obligation which the Company or any such Subsidiary will have under any Transaction Document.

              5.8 Outstanding Debt. Except as set forth in the Financial Statements or on Schedule 5.8 hereto, at and as of the Closing Date, neither the Company nor any of its Subsidiaries has outstanding any debt for borrowed money, or obligations or liabilities evidenced by bonds, debentures, notes or other similar instruments or under capital leases other than the Credit Facility and short-term debt incurred in the ordinary course of business consistent with the Company's past practices. Schedule 5.8 contains a complete and accurate list of all material guarantees, assumptions, purchase agreements and similar agreements and arrangements whereby the Company or any of its Subsidiaries is or may become directly or indirectly liable or responsible for the indebtedness or other obligations of another Person other than the Company or any of its Subsidiaries, except for negotiable instruments endorsed for collection or deposit in the ordinary course of its business, identifying, with respect to each of the respective parties, amounts, terms and maturities.

              5.9 No Material Adverse Change. Except as set forth on Schedule 5.9, since December 31, 1997, there has been (i) no material adverse change in the condition (financial or otherwise), assets, business, projects or results of operations of the Company or any of its Subsidiaries, (ii) no obligation or liability (contingent or otherwise) incurred by the Company or any of its Subsidiaries, other than obligations and liabilities incurred in the ordinary course of business consistent with the Company's past practices and no Lien placed on any of the Properties of the Company or any of its Subsidiaries that remains in existence on the date hereof, other than Permitted Liens and liabilities and Liens described on Schedule 5.21 hereto, and (iii) no acquisition or disposition of any material assets by the Company or any of its Subsidiaries (or any contract or arrangement therefor) or any other material transaction, otherwise than for fair value, as determined in good faith by the Company's Board of Directors, in the ordinary course of business.

              5.10 Employee Programs. Schedule 5.10 sets forth a list of every Employee Program maintained by the Company or any Current Affiliate at any time during the six-year period ending on the Closing Date or with respect to which a liability, contingent or otherwise, of the Company or an Affiliate exists. Each Employee Program (other than a Multiemployer Plan) which has been maintained by the Company during the six-year period ending on the Closing Date and which has been intended to qualify under Section 401(a) or Section 501(c)(9) of the Code has received a favorable determination or approval letter from the Internal Revenue Service regarding its qualification under such section, or the remedial amendment period under Section 401(b) of the Code has not yet expired with respect to such Employee Program and, to the knowledge of the

                             Page 33 of 102 Pages

Company, nothing has occurred that would adversely affect such qualification from the date of such letter or application (which was timely made) for a determination or approval letter, and to the knowledge of the Company, no reason exists why a favorable determination or approval shall not be granted. Except as set forth on Schedule 5.10, the Company does not know of any failure of any party to comply with any Laws applicable with respect to the Employee Programs that have been maintained by the Company or any Current Affiliate, and no such failure will result from completion of the transactions contemplated hereby. With respect to any Employee Program ever maintained by the Company or an Affiliate, there has been no "prohibited transaction," as defined in Section 406 of ERISA or Code Section 4975, or breach of any duty under ERISA or other applicable Law or any agreement which in any such case could subject the Company to material liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or taxes, or any other loss or expense. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or threatened with respect to any such Employee Program (other than a Multiemployer Plan).

              The Company and its Current Affiliates have not incurred any liability under Title IV of ERISA which has not been paid in full prior to the Closing. Neither the Company nor any of its Current Affiliates is liable for any material "accumulated funding deficiency" (whether or not waived) with respect to any Employee Program ever maintained by the Company or any Affiliate and subject to Code Section 412 or ERISA Section 302. With respect to any Employee Program subject to Title IV of ERISA, there has been no (and the transactions contemplated by this Agreement will not result in any) (i) "reportable event," within the meaning of ERISA Section 4043 or the regulations thereunder (for which the notice requirement is not waived under 29 C.F.R. Part 2615) or (ii) other event or condition which presents a material risk of plan termination or any other event that may cause the Company or any Current Affiliate to incur material liability, contingent or otherwise, or have a material Lien imposed on its assets under Title IV of ERISA. All payments and/or contributions required to have been made by the Company and its Current Affiliates (under the provisions of any agreements or other governing documents or applicable Law) with respect to all Employee Programs subject to Title IV of ERISA ever maintained by the Company or any Affiliate, for all periods prior to the Closing, have been timely made. Except as described on Schedule 5.10, no Employee Program maintained by the Company or an Affiliate and subject to Title IV of ERISA (other than a Multiemployer
Plan) has any "unfunded benefit liabilities" within the meaning of ERISA
Section 4001(a)(18), as of the Closing Date. With respect to Multiemployer Plans maintained by the Company or any Affiliate, Schedule 5.10 states the aggregate amount of withdrawal liability or other termination liability that would be incurred by the Company or any Affiliate if there were a withdrawal from any such plan as determined by the most recent withdrawal liability calculation prepared by such plan. Except as disclosed on Schedule 5.10, none of the Employee Programs which is a welfare plan maintained by the Company or any Affiliate provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or comparable statutes or regulations) or has ever promised to provide such post-termination benefits.

        For purposes of this section:

              (i) "Employee Program" means (A) any employee benefit plan within the meaning of Section 3(3) of ERISA and employee benefit plans (such as foreign or excess

                             Page 34 of 102 Pages
     benefit plans) which are not subject to ERISA, and (B) any stock option plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above, and (C) any trust used to fund benefits under the foregoing maintained by the Company or any Affiliate.

              (ii) An entity is an "Affiliate" of the Company if it would have ever been considered a single employer with the Company under ERISA
     Section 4001(b) or part of the same "controlled group" as the Company for purposes of ERISA Section 302(d)(8)(C); an entity is a "Current Affiliate" if it currently would be considered a single employer with the Company under ERISA Section 4001(b) or part of the same "controlled group" as the Company for purposes of ERISA Section 302(d)(8)(C); and each reference to the Company includes the Subsidiaries.

              (iii) An entity "maintains" an Employee Program if such entity sponsors, contributes to, or provides benefits under such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or, in respect of such employees, their spouses, dependents, or beneficiaries).

              (iv) "Multiemployer Plan" means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

         5.11 Private Offerings. No form of general solicitation or general advertising including, but not limited to, advertisements, articles, notices or other communications, published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising, was used by the Company or any of its Subsidiaries or any of the Company's or such Subsidiary's representatives, or, any other Person acting on behalf of the Company or any of its Subsidiaries, in connection with the offering of the Securities being purchased under this Agreement or under any other Transaction Document. None of the Company, any of its Subsidiaries or any Person acting on the Company's or such Subsidiary's behalf has directly or indirectly offered the Securities, or any part thereof or any other similar securities, for sale to, or sold or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with any Person or Persons other than the Purchasers and other investors who the Company reasonably believed had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of purchasing the Securities. The Company further represents to the Purchasers that, assuming the accuracy of the representations of the Purchasers as set forth in Section 6 hereof, none of the Company, any of its Subsidiaries or any Person acting on the Company's or such Subsidiary's behalf has taken or will take any action which would subject the issue and sale of the Securities being purchased hereunder or under any other Transaction Document to the provisions of Section 5 of the Securities Act, except as contemplated by the Registration Rights Agreement. The Company has not sold the Securities to anyone other than the Purchasers designated in this Agreement. No securities of the same class or series as the Securities have been issued and sold by the Company prior to the date hereof. Each Note and Preferred Stock certificate shall bear substantially the same legend set forth in Section 8.1 hereof, as applicable, for at least so long as such restrictions apply.

                             Page 35 of 102 Pages

         5.12 Broker's or Finder's Commissions. In addition to and not in limitation of any other rights hereunder, the Company and the Subsidiaries will indemnify and hold harmless each Purchaser from and against any and all claims, demands or liabilities for broker's, finder's, placement agent's or other similar fees or commissions and any and all liabilities with respect to any taxes (including interest and penalties) payable or incurred, or alleged to have been incurred, by the Company or any of its Subsidiaries or any Person acting, or alleged to have been acting, on the Company's or such Subsidiary's behalf, in connection with this Agreement, the issuance or sale of the Securities, or any other transaction contemplated by any of the Transaction Documents (including, without limitation, the Company's obligation to pay the transaction fee to NationsBanc Montgomery Securities LLC).

         5.13 Company SEC Documents; Information Memorandum.

              (a) The Company has timely filed with the SEC, and has heretofore made available to the Purchasers true and complete copies of, each report, schedule, registration statement and definitive proxy statement required to be filed by it under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). The Company SEC Documents, including without limitation, any financial statements or schedules included therein, at the time filed, (x) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (y) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

              (b) None of this Agreement, each of the other Transaction Documents and the Information Memorandum, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading.

              (c) The historical financial and operating information contained in the Information Memorandum has been derived from the consolidated books and records of the Company and its Subsidiaries based upon reasonable methods as to allocations and calculations of such financial information.

              (d) The financial projections concerning the Company included in the Information Memorandum have been prepared in good faith based upon reasonable assumptions.

              (e) There is no material fact known to the Company which the Company has not disclosed to the Purchasers, or counsel to the Purchasers, in writing which has or, insofar as the Company can reasonably foresee, may have or will have a Material Adverse Effect on the Company to perform its obligations under any of the Transaction Documents or in respect of the Securities or any document contemplated hereby or thereby.

              (f) The Company has provided the Purchasers with complete and accurate information as to the Company, each of its Subsidiaries and its affairs. No representation or warranty made by the Company set forth herein, or in any schedule hereto, in any supplement to any

                             Page 36 of 102 Pages

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schedule, in the Note Indenture or in any other Transaction Document, or in any certificate or other document delivered or to be delivered in connection with the transactions contemplated hereby or thereby, contains or will contain any untrue statement of a material fact, or omits to state any material fact, necessary in order to make the statement therein, in light of the circumstances in which it was made, not misleading.

         5.14 Financial Statements; No Undisclosed Liabilities; Accounts Receivable.

              (a) The financial statements of the Company included or incorporated by reference in the Company SEC Documents (the "Company Financial Statements") comply, as of their respective dates, as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto with respect to audited statements or, in the case of the unaudited statements, as permitted by Form 10-QSB of the SEC) and fairly present in all material respects (subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments) the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments, none of which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company and its consolidated Subsidiaries, taken as a whole). Since December 31, 1997, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, other than liabilities (i) disclosed in Schedule 5.14 or in the Company SEC Documents filed prior to the date of this Agreement (complete, true and correct copies of all of which have been furnished to the Purchasers), (ii) adequately provided for in the Company Financial Statements or disclosed in any related notes thereto (complete, true and correct copies of all of which have been furnished to the Purchasers), (iii) not required under GAAP to be reflected in the Company's financial statements or disclosed in any related notes thereto,
(iv) incurred in connection with this Agreement, or (v) incurred after December 31, 1997 in the ordinary course of business consistent with the Company's past practices and which would not have a Material Adverse Effect on the Company and its consolidated Subsidiaries, taken as a whole.

              (b) All accounts receivable as shown on the Company Financial Statements or on the accounting records of the Company as of the date hereof are valid, genuine and subsisting, have arisen in the ordinary course of business from customers believed to be commercially responsible, and the reserves shown on the Company Financial Statements are adequate and calculated consistent with past practice and consistent with GAAP.

         5.15 Foreign Assets Control Regulation, Etc. Neither the issue and sale of the Securities by the Company nor its use of the proceeds thereof as contemplated by this Agreement will violate the Foreign Assets Control Regulations, the Transaction Control Regulations, the Cuban Assets Control Regulations, the Foreign Funds Control Regulations, the Iranian Assets Control Regulations, the Nicaraguan Trade Control Regulations, the South African Transactions Control Regulations, the Libyan Sanctions Regulations, the Soviet Gold Coin Regulations, the Panamanian Transactions Regulations, the Haitian Transactions Regulations, or the Iraqi Sanctions Regulations

                             Page 37 of 102 Pages

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of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as
amended) or Executive Orders 12722 and 12724 (transactions with Iraq).

         5.16 Federal Reserve Regulations and Other Matters. Neither the Company nor any of its Subsidiaries will, directly or indirectly, use any of the proceeds from the sale of the Securities for the purpose, whether immediate, incidental or ultimate, of buying any "margin stock," or of maintaining, reducing or retiring any indebtedness originally incurred to purchase any stock that is currently a "margin stock," or for any other purpose which might constitute the transactions contemplated hereby a "purpose credit," in each case within the meaning of Regulation G or U of the Board of Governors of the Federal Reserve System (12 C.F.R. 207 and 221, as amended, respectively), or otherwise take or permit to be taken any action which would involve a violation of such Regulation G or Regulation U or of Regulations T or X of the Board of Governors of the Federal Reserve System (12 C.F.R. 220 and 224, as amended, respectively), or any other regulation of such Board. No indebtedness that may be maintained, reduced or retired with the proceeds from the sale of the Securities was incurred for the purpose of purchasing or carrying any "margin stock" and neither the Company nor any of its Subsidiaries own any such "margin stock" or have any present intention of acquiring, directly or indirectly, any such "margin stock."

         5.17 Investment Company Act. Neither the Company nor any of its Subsidiaries is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         5.18 Public Utility Holding Company Act. Neither the Company nor any of its Subsidiaries is a "holding company," or a "subsidiary company" of a "holding company" or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company" as such terms are defined in the Public Utility Holding Company Act of 1935, as amended.

         5.19 Interstate Commerce Act. To the Company's knowledge, neither the Company nor any of its Subsidiaries is, nor will be, a "rail carrier," or a Person controlled by or affiliated with a "rail carrier," within the meaning of Title 49, U.S.C. Neither the Company nor any of its Subsidiaries is a "carrier" or other Person to which 49 U.S.C. Section 11301(b)(1) is applicable.

        5.20 Environmental Regulation, Etc.

              (a) Each of the Company and its Subsidiaries (i) has no liability under any Environmental Law or common law cause of action relating to or arising from environmental conditions which could have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis and any property owned, operated, leased, or used by the Company and its Subsidiaries and any facilities and operations thereon comply with and will continue to comply with all applicable Environmental Laws to the extent that failure to comply could have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis; (ii) has never entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law, and (iii) has no reason to believe that any of the items enumerated in clause (ii) of this paragraph will be forthcoming.

                             Page 38 of 102 Pages

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              (b) (i) Each of the Company and its Subsidiaries has never, and will never, generate, transport, use, store, treat, dispose of, or manage any Hazardous Waste, other than in accordance with applicable Environmental Laws, except where failure to so comply with applicable Environmental Laws would not have a Material Adverse Effect on the Company or any of its Subsidiaries; (ii) the Company has not caused any Release or Threat of Release of a Hazardous Material at any site presently or formerly owned, operated, leased, or used by the Company or any of its Subsidiaries; (iii) the Company and its Subsidiaries have never had Hazardous Material transported from any site presently or formerly owned, operated, leased, or used by the Company or any of its Subsidiaries for treatment, storage, or disposal at any other place, other than in accordance with applicable Environmental Laws, except where failure to so comply with applicable Environmental Laws would not have a Material Adverse Effect on the Company or any of its Subsidiaries; (iv) the Company and its Subsidiaries do, not presently own, operate, or, to the best knowledge of the Company or any of its Subsidiaries, lease, or use any site on which underground storage tanks are or were located; (v) the Company and its Subsidiaries have never placed underground tanks on any site owned, operated, leased or used by the Company or any of its Subsidiaries; (vi) the Company and its Subsidiaries have never removed underground tanks from any site presently or formerly owned, operated, leased or used by the Company or any of its Subsidiaries; and (vii) the Company and its Subsidiaries have never had a Lien imposed by any Governmental Authority on any property, facility, machinery, or equipment owned, operated, leased, or used by the Company or any of its Subsidiaries in connection with the presence of any Hazardous Material.

         5.21 Properties and Assets. The Company and its Subsidiaries have good record and marketable fee title to all real Property and all other Property and assets, whether tangible or intangible, owned by them and reasonably necessary in the conduct of business of the Company or such Subsidiaries. All of the leases necessary in any material respect for the operation of their respective properties and assets, under which the Company or any of its Subsidiaries holds any Property or assets, real or personal, are valid, subsisting and enforceable and afford peaceful and undisturbed possession of the subject matter of the lease, and no material default by the Company or any of its Subsidiaries exists under any of the provisions thereof. All buildings, machinery and equipment of the Company and its Subsidiaries are in good repair and working order, except for ordinary wear and tear. All material current and proposed uses of such Property of the Company and its Subsidiaries as set forth in the Company SEC Documents and the Information Memorandum are permitted as of right and no such Law interferes with such current or proposed uses. To the knowledge of the Company, there is no pending or formally proposed change in any such Laws, which would have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis. Except as set forth on Schedule 5.21, no condemnation proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. All Property of the Company and its Subsidiaries are free from all Liens except for (i) Liens which would not have a Material Adverse Effect on the Company and its Subsidiaries on a consolidated basis; (ii) Liens disclosed on Schedule 5.21 hereto; and (iii) Permitted Liens. Except as set forth on Schedule 5.21 hereto and except as entered into pursuant to the Transaction Documents neither the Company nor any of its Subsidiaries has signed any material financing statement, as debtor or lessee, or any security agreement authorizing any secured party thereunder to file any such financing statement.

         5.22 Insurance. A list of all insurance policies and fidelity bonds covering the assets, business, equipment, Properties, operations, employees, officers and directors under which the Company or any of its Subsidiaries may derive any material benefit is set forth on Schedule 5.22

                             Page 39 of 102 Pages
hereof. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, reserved, denied or disputed by the underwriters of such policies or bonds or their agents. All premiums due and payable under all such policies and bonds have been paid, and the Company and its Subsidiaries are otherwise in full compliance with the terms and conditions of all such policies and bonds. Except as set forth on Schedule 5.22, such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) are and have been in full force and effect for at least the last year or since the inception of the Company or any of its Subsidiaries, as the case may be, and remain in full force and effect. Such policies of insurance and bonds are, to the best knowledge of the Company, of the type and in amounts customarily carried by Persons conducting business similar to that presently conducted by the Company and its Subsidiaries. The Company knows of no threatened termination of any such policies or bonds.

         5.23 Employment Practices. Neither the Company nor any of its Subsidiaries is a party to, or in the process of negotiating, any collective bargaining or labor agreement or union contract. There is no (i) charge, complaint or suit pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries respecting employment, hiring for employment, terminating from employment, employment practices, employment discrimination, terms and conditions of employment, safety, wrongful termination, or wages and hours, except as set forth on Schedule 5.23 hereto,
(ii) unfair labor practice charge or complaint pending or, to the knowledge of the Company, threatened against, or decision or order in effect and binding on, the Company or any of its Subsidiaries before or of the National Labor Relations Board, (iii) grievance or arbitration proceeding arising out of or under collective bargaining agreements pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) strike, labor dispute, slow-down, work stoppage or other interference with work pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or (v) to the knowledge of the Company, union organizing activities or union representation question threatened or existing with respect to any groups of employees of the Company or any of its Subsidiaries.

         5.24 Intellectual Property.

              (a) The Company and its Subsidiaries have exclusive ownership of, or exclusive licenses to use, all patent, copyright, trade secret, trademark, or other proprietary rights used, or to be used, in the business of the Company or any of its Subsidiaries (collectively, "Intellectual Property"). There are no claims or demands of any other Person pertaining to any of such Intellectual Property and no proceedings have been instituted, or are pending or, to the knowledge of the Company, threatened, which challenge the rights of the Company or any of its Subsidiaries in respect thereof. The Company and its Subsidiaries have the right to use, free and clear of claims or rights of other Persons, all customer lists, designs, manufacturing or other processes, computer software (subject to applicable licenses), systems, surveys, data compilations, research results and other information required for or incident to their products and business as presently conducted or contemplated.

              (b) All patents, patent applications, trademarks, trademark applications and registrations and registered copyrights that are owned by, or licensed to, the Company or any of its Subsidiaries or used or to be used by the Company or any of its Subsidiaries in their business as presently conducted, are listed on Schedule 5.24. All of such patents, patent applications,

                             Page 40 of 102 Pages
trademark registrations, trademark applications and registered copyrights have been duly registered in, filed in, or issued by, the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified on said Schedule, and have been properly maintained and renewed in accordance with all applicable provisions of Law in the United States and each such jurisdiction.

              (c) All material licenses or other agreements under which the Company or any of its Subsidiaries is granted rights in Intellectual Property are listed on Schedule 5.24. Except as set forth on Schedule 5.24, all said licenses or other agreements are in full force and effect and there is no default by any party thereto.

              (d) All material licenses or other agreements under which the Company or any of its Subsidiaries has granted rights to others in Intellectual Property owned or licensed by the Company or any of its Subsidiaries are listed on Schedule 5.24. Except as set forth on Schedule 5.24, all of said licenses or other agreements are in full force and effect, and there is no default by any party thereto.

              (e) To the best knowledge of the Company and each of its Subsidiaries, the present business, activities, services and products of the Company and each of its Subsidiaries do not infringe any intellectual property of any other Person. No proceeding, charging the Company or any of its Subsidiaries with infringement of any adversely held Intellectual Property has been filed or is, to the knowledge of the Company, threatened to be filed. Neither the Company nor any of its Subsidiaries is making unauthorized use of any confidential information or trade secrets of any Person, including without limitation any former employer of any past or present employee of the Company or any of its Subsidiaries. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company or any of its Subsidiaries, any of its or any Subsidiary's employees have any agreements or arrangements with any Persons other than the Company or any of its Subsidiaries related to confidential information or trade secrets of such Persons or restricting any such employee's engagement in business activities of any nature.

         5.25 Material Contracts and Obligations.

              (a) Schedule 5.25 is a true, complete and accurate list prepared by the Company, categorized by subject matter, of the following contracts, agreements, commitments, options, liens, licenses, mortgages, other security interests, understandings or promises, whether written or oral ("Contract"), to which the Company or any of its Subsidiaries are a party or by which its or any of their properties or assets are bound:


                  (i) purchase or sale orders, and all agreements to or with any one customer or supplier for the sale of products or services of an amount or value in excess of $500,000;

                  (ii) all employment contracts with any officer, consultant, director or employee;

                             Page 41 of 102 Pages

                 (iii) all plans, contracts or arrangements providing for stock options or stock purchases, bonuses, pensions, deferred compensation, retirement payments, profit-sharing or the like;

                  (iv) all contracts for construction or for the purchase of equipment, machinery and other items except those having a value per item or require aggregate payments of less than $75,000;

                  (v) all contracts relating to the rental or use of equipment, other personal property or fixtures (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $75,000 and with terms of less than one year);

                  (vi) all license agreements, either as licensor or licensee, except licenses for computer software licensed in the ordinary course of business;

                  (vii) all joint venture contracts and agreements involving a sharing of profits;

                  (viii) all franchise agreements;

                  (ix) all distributor, sales agency and other similar agreements;

                  (x) all loan or guaranty agreements, credit agreements, notes or other evidences of indebtedness, indentures or instruments evidencing Liens or secured transactions;

                  (xi) all real estate and easements and other rights in real property, owned or leased by or to the Company or any of its Subsidiaries; and

                  (xii) all other contracts, except those which: (i) are cancelable on 30 days' or less notice without any penalty or other financial obligation, or (ii) if not so cancelable, involve annual aggregate payments by or to the Company or to any of its Subsidiaries of $75,000 or less.

Except as set forth in Schedule 5.25, (i) each Contract was entered into in the ordinary course of the Company's or its Subsidiary's, as applicable, business, (ii) is in full force and effect on the date of this Agreement and is valid, binding and enforceable in accordance with its terms, (iii) the Company or any of its Subsidiaries, as applicable, is not in material breach or default under any of the Contracts and has not received any notice or claim of any such breach or default from any party, (iv) to the best knowledge of the Company or any of its Subsidiaries, the relationship of the Company or any of its Subsidiaries, as applicable, with the parties to the Contracts is good and there has been no expression of any intention to terminate or materially modify any such relationships, (v) the Company or any of its Subsidiaries has no knowledge of any material breach or default under any Contract by any other party thereto, (vi) no event or action has occurred, is pending or is threatened, which, after the giving or receipt of notice, and/or passage of time or otherwise, could constitute or result in any such material breach or default by the Company or any of its Subsidiaries, as applicable,

                             Page 42 of 102 Pages
or any other party under any of the Contracts, and (vii) no material amount claimed to be payable to the Company or any of its Subsidiaries, as applicable, under any of the Contracts is being disputed by any party. Except as set forth in Schedule 5.25, (i) for its services under any Contract, the Company or its Subsidiary, as applicable, receives the compensation provided under such Contract, without discount, offset or concessions of any kind, and the Company or its Subsidiary, as applicable, has not proposed or agreed to offer or accept any discount, offset or concession, and (ii) the payment history of the parties under the Contracts is good as judged by industry standards. The Company has delivered to the Purchasers true and complete copies or descriptions of the Contracts required to be listed in Schedule 5.25.

              (b) None of (i) the execution and delivery of this Agreement or the other Transaction Documents, (ii) the consummation of any of the transactions contemplated hereby or by the other Transaction Documents, or
(iii) compliance with the terms and provisions hereof or thereof, will result in the creation or imposition of any Lien, other than Permitted Liens, upon any of the Property of the Company, or conflict in any way with the provisions of or result in a breach of or termination of or a default or acceleration of any obligation under, or except as set forth on Schedule 5.25, require the consent of any person pursuant to, any such Contract.

              (c) There is no term or provision of any Contract to which the Company is a party or by which it or any of its properties are bound, or of any provision of any Law, judgment, writ or decree, applicable to or binding upon the Company, any of its Subsidiaries, or their Properties, which have or can reasonably be expected to have a Material Adverse Effect on the Company, any of its Subsidiaries taken as a whole or any of their Properties.

         5.26 Taxes. The Company and its Subsidiaries, and any predecessors to the Company and any of its Subsidiaries, have filed or obtained extensions of all federal, state, local and foreign income, excise, franchise, real estate, sales and use and other tax returns heretofore required by Law to be filed by it. All material taxes, including, without limitation, all federal, state, county, local, foreign or other income, Property, sales, use, franchise, value added, employees' income withholding, social security, unemployment and other taxes, of any nature whatsoever which have become due or payable by the Company or any of its Subsidiaries, or by any predecessors thereto, including any fines or penalties with respect thereto or interest thereon, whether disputed or not (collectively, "Taxes"), have been paid in full or are adequately provided for in accordance with GAAP on the financial statements of the applicable Person. All material deposits, Taxes and other assessments and levies required by Law to be made, withheld, collected or provided for by the Company or any of its Subsidiaries, or any predecessors thereto, including deposits with respect to Taxes constituting employees' income withholding taxes, have been duly made, withheld, collected or provided for and have been paid over to the proper federal, state or local authority, or are held by the applicable Person for such payment. No Liens arising from or in connection with Taxes have been filed and are currently in effect against the Company or any of its Subsidiaries, except for Liens for Taxes which are not yet due. Except as set forth on Schedule 5.26 hereto, neither the Company nor any of its Subsidiaries, nor any predecessor thereto, has executed or filed with the IRS, or any other taxing authority, any agreement or document extending, or having the effect of extending, the period for assessment or collection of any Taxes. The federal income tax returns of the Company and each of its Subsidiaries, and any predecessor thereto, have been examined by the IRS, or the statute of limitations with respect to federal income taxes has expired, for all tax years up to and including the fiscal year ended December 31, 1993 and, except as set forth on Schedule 5.26, any deficiencies

                             Page 43 of 102 Pages
have been paid in full or are being contested in good faith by appropriate action and appropriate reserves therefor have been established on the Company's or applicable Subsidiaries' books. Except as set forth on Schedule 5.26, neither the Company nor any of its Subsidiaries is a party to any tax sharing agreement or arrangement. Except as set forth on Schedule 5.26, no audits or investigations are pending or, to the knowledge of the Company, threatened with respect to any tax returns or taxes of the Company or any of its Subsidiaries, or any predecessor thereto.

         5.27 Transactions with Affiliates; Arm's-Length Transactions; Conflicts of Interest. Except as set forth on Schedule 5.27, there are no material transactions, agreements or understandings, existing or presently contemplated, between or among the Company or any of its Subsidiaries, and their officers or directors or stockholders or any of their Affiliates or associates. All transactions by the Company and its Subsidiaries have been conducted on an arm's-length basis. Neither the elected officers of the Company or any of its Subsidiaries nor the key employees of the Company or any of its Subsidiaries, or their respective spouses, have (or had during the past three fiscal years) any material direct or indirect ownership or profit participation in outside business enterprises with which the Company or any of its Subsidiaries had material purchases, sales or business dealings.

         5.28 Limitation on Subsidiary Payment Restrictions. Except as set forth on Schedule 5.28 hereto or as provided in the other Transaction Documents, neither the Company nor any of its Subsidiaries is subject to any consensual restriction on the ability of any such Subsidiary (i) to pay dividends or make any other distribution on such Subsidiary's Capital Stock to, or pay any indebtedness owing to, repurchase or redeem any of such Subsidiary's Capital Stock from, the Company or any other Subsidiary of the Company, (ii) to make any loans or advances to the Company or any other Subsidiary of the Company, or (iii) to transfer any of its Property to the Company or any other Subsidiary of the Company.

         5.29 Notes. The Notes have been duly authorized by the Company for issuance, and when executed and delivered by the Company to the Purchasers against payment therefor in accordance with the provisions of the Note Indenture, will be duly executed, issued and delivered, and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Note Indenture and enforceable against the Company in accordance with their terms. On the basis of the representations contained in
Section 6 hereof, the Indenture is not required to be qualified under the Trust Indenture Act of 1940, as amended.

         5.30 Solvency. After giving effect to the sale of the Securities and the other transactions contemplated by the Transaction Documents, the Company and its Subsidiaries on a consolidated basis will be, and the Company and each Subsidiary will be, Solvent (as defined below). "Solvent" means, with respect to the Company or any Subsidiary, that as of the date of determination (i) the then fair saleable value of the Property of such entity is greater than the then total amount of liabilities (including guaranties and other contingent liabilities) of such entity, (ii) such entity has sufficient funds to pay such entity's liability on such entity's existing debts as they become absolute and matured, and (iii) such entity's Property is not an unreasonably small capital.

         5.31 RICO. To the best knowledge of the Company or any Subsidiary, neither the Company nor any Subsidiary is engaged in or has engaged in any course of conduct that could

                             Page 44 of 102 Pages
subject any of their respective Properties to any liens, seizures or other forfeiture under any criminal law, racketeer influenced and corrupt organizations laws, civil or criminal or other similar Laws.

         5.32 Absence of Certain Practices. The Company, any of its Subsidiaries, or any director, officer, agent, employee, consultant or other Person acting on any of their behalf has not given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier or governmental employee or official or any other Person who is or may be in a position to help or hinder the Company or any of its Subsidiaries in connection with any proposed transaction involving the Company or any of its Subsidiaries. The Company, any of its Subsidiaries, or any director, officer, agent, employee, consultant or other Person acting on behalf of the Company or any of its Subsidiaries has not (i) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to, or on behalf of, government officials or others; (ii) accepted or received any unlawful contributions, payments, gifts or expenditures; or (iii) has had any transaction or payment which was not recorded in its accounting books and records or disclosed on its financial statements.

         5.33 No Other Business. The Company has not, and is not, engaged in any material respect in any business other than (i) executive search, (ii) temporary staffing, (iii) pay-rolling, (iv) contract staffing, (v) outsourcing, (vi) human resources management services, (vii) information systems and human resources consulting services, and (viii) strategic advisory services.

         5.34 Minute Books. The minute books of the Company and each of its Subsidiaries contain a complete, true and correct summary of all meetings of, and/or corporate action approved by, directors and stockholders since the time of such entity's organization, and accurately reflect, in accordance with the law of such entity's jurisdiction of organization, all transactions and other corporate action referred to in such minutes.

         5.35 Regulatory Requirements; Cessation of Direct Investment Program. Notwithstanding anything else set forth herein to the contrary, in the event of any reasonable determination in good faith by NationsBank Corporation or any Affiliate thereof ("NationsBank"), that by reason of any existing or future Law (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) (collectively, a "Regulatory Requirement"), NationsBanc Montgomery Securities LLC or any successor holder affiliated with NationsBank ("NationsBanc Montgomery") is effectively restricted or prohibited from holding any of the Securities then held by NationsBanc Montgomery, the Company shall use reasonable good faith efforts to take such action as it may determine is reasonably necessary and appropriate to permit NationsBanc Montgomery to transfer the Securities to comply with such Regulatory Requirement. All such actions shall be taken at the expense of NationsBanc Montgomery. NationsBanc Montgomery shall give written notice to the Company and the other Purchasers of any reasonable determination made by it hereunder and of the transfer it believes may be necessary or appropriate to permit it to comply with such Regulatory Requirement.

         Notwithstanding anything else set forth herein to the contrary, in the event NationsBanc Montgomery or any successor or other group of NationsBank or its directly or indirectly wholly-owned Subsidiaries engaging in substantially the same business, cease making direct mezzanine equity investments and make a determination to liquidate all of their private equity positions that can be liquidated, as set forth in a representation letter to the Company, then the

                             Page 45 of 102 Pages

Company shall permit NationsBanc Montgomery to transfer its Securities, subject to complying with applicable Laws. All such actions shall be taken at the expense of NationsBanc Montgomery. NationsBanc Montgomery shall give written notice to the Company and the other Purchasers of any determination by it hereunder.

       6. Purchase for Investment; Source of Funds.

              (a) Each Purchaser represents for itself to the Company that,
(i) it is an accredited investor as defined in Regulation D under the Securities Act, or (ii) by reason of its business and financial experience, and the business and financial experience of those persons, if any, retained by it to advise it with respect to its investment in the Securities, such Purchaser together with such advisers have such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risk of the prospective investment, and that it is purchasing the Securities for its own account or for one or more separate accounts maintained by it or for the account of one or more institutional investors on whose behalf such Purchaser has authority to make this representation for investment and not with a view to the distribution thereof or with any present intention of distributing or selling any of the Securities except in compliance with the Securities Act and except to one or more such institutional investors, provided that the disposition of such Purchaser's or such investor's property shall at all times be within its control. Each Purchaser understands and agrees that the Company's offer and sale of the Securities have not been registered under the Securities Act and the Securities may be resold (which resale is not now contemplated) only if registered pursuant to the provisions thereunder or if an exemption from registration is available.

              (b) Each Purchaser represents for itself to the Company that in purchasing the Preferred Stock hereunder, it (i) is acting individually, and not as part of a "group" (within the meaning of Section 13(d) of the Exchange
Act), and (ii) shall not share with any other Purchaser any investment power or voting power with respect to the Preferred Stock (or Common Stock issuable upon conversion of such Preferred Stock.)

              (c) Each Purchaser represents for itself to the Company that it has full power and authority and has taken all action necessary to authorize it to enter into and perform its obligations under this Agreement and the other Transaction Documents. This Agreement is the legal, valid and binding obligation of each Purchaser, and is enforceable against each Purchaser in accordance with its terms.

              (d) Each Purchaser acknowledges for itself that it has read the Information Memorandum and has received all the information it has requested from the Company and, relying on the truth, completeness and accuracy of such information, such Purchaser believes such information is sufficient to make an informed decision with respect to its purchase of the Securities.

       7. Covenants of the Company. The Company covenants and agrees that from the date hereof, unless the Purchasers, or the holders of the Preferred Stock, as applicable, shall otherwise consent in writing, it will:

                             Page 46 of 102 Pages

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       7.1 Use of Proceeds. Use the net proceeds from the sale of the
Securities to (a) refinance existing indebtedness of the Company as set forth in Section 5.8 hereof; (b) make Permitted Acquisitions; and (c) general corporate purposes.

       7.2 The Company's Board of Directors. On the Closing Date grant (i) GarMark the right to designate one (1) voting Board of Directors member, and each of GarMark and Moore the right to designate one (1) non-voting Board of Directors observer, each of whom will be given notice of, and permitted to attend, all meetings of the Company's Board of Directors, and (ii) GarMark the right to designate one (1) voting committee member, and each of GarMark and Moore one (1) non-voting committee observer, to each of the Company's Compensation Committee, Stock Incentive Plan Committee, Finance Committee, Audit Committee, and any other committee that is created or established after the date hereof, each of whom will be given notice of, and permitted to attend, all meetings of each such committee. On the Closing Date, the Company, acting through its Board of Directors and in accordance with its Charter Documents and applicable Law, shall (i) (A) increase the size of its Board of Directors by one (1), (B) elect the person referred to hereinabove (or such other person as may be selected by GarMark) to the newly created directorship to hold office until his successor is elected at a special or annual meeting of the stockholders and (C) in connection with any such subsequent election of directors, nominate, recommend and do all other acts and things to cause (including, without limitation, voting all shares for which the Company's management or Board of Directors holds proxies (including undesignated proxies) unless otherwise provided by the stockholders submitting such proxies) the person referenced in the preceding clause (B) to be elected to the Company's Board of Directors and (ii) increase the size of each of the Compensation Committee, Stock Incentive Plan Committee, Finance Committee, Audit Committee, and if any other committee is created or established after the date hereof, of such committee, by one (1), and cause the person referred to hereinabove (or such other person as may be selected by GarMark) to become a member thereof. In the event any director, or member of a committee, elected pursuant to this Section 7.2 shall cease to serve as a director or member, as applicable, for any reason, the Company shall cause (subject to the provisions of its Charter Documents and applicable Law) the vacancy resulting thereby to be filled as promptly as practicable by a person selected by GarMark. Notwithstanding any provision hereof, on the date, if any, that any Initial Purchaser entitled to exercise the rights provided in this Section 7.2 beneficially owns less than 25% of the Common Stock that would be issuable to such Initial Purchaser upon its conversion of the Preferred Stock acquired on the Closing Date (assuming that the shares of the Preferred Stock would be converted at a conversion price of $6.00 per share, subject to the adjustments provided in the Certificate of Designations with respect to conversion price and the number of shares issuable upon conversion), then the Company's obligations set forth in this Section 7.2 with respect to such Initial Purchaser shall cease and be of no further effect.

       7.3 Publicly Available Information. File the reports required to be filed by it under the Securities Act and the Exchange Act (or, if the Company is not required to file such reports, it will, upon the request of any Purchaser, make publicly available other information so long as necessary to permit sales under Rule 144 or Rule 144A, as applicable, under the Securities
Act), and it will take such further action as any Purchaser may request, all to the extent required from time to time to enable such Purchaser to sell the Notes, the Preferred Stock and shares of Common Stock issuable upon conversion thereof without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Rule 144A under the Securities Act, as either such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the

                             Page 47 of 102 Pages

Commission. Upon the request of any Purchaser, the Company will deliver to such Purchaser a written statement as to whether it has complied with such requirements.

       7.4 Public Documents. For so long as the Company has any securities registered under the Exchange Act, upon the filing with the Commission of any financial statements, proxy or information statements, notices, regular or special reports or registration statements (other than any registration statements relating to employee benefit or dividend reinvestment plans), or the issuance of any press release or other public announcement (each a "Public Document"), the Company shall within five (5) Business Days of such filing or issuance provide to each Purchaser a copy of such Public Document.

       7.5 Information Relating to the Purchasers. From the date hereof, not release any information relating to any Purchaser, or any of its Affiliates, without such Person's prior written consent, unless otherwise required by applicable Law. In addition, the Company shall, within a reasonable time before the issuance of any press release or the making of any public statement relating to any Purchaser or any of their affiliates, consult in good faith with such Person regarding the contents thereof.

       7.6 Notice Regarding Certain Corporate Actions. If, at any time, the Company decides to take certain corporate action, including, but not limited to, any Dilution Event or Change of Control, then the Company shall provide each holder of Preferred Stock with written notice of such action at least 20 days prior to the record date for such action, and if there is no record date for such action, then such written notice shall be provided at least 20 days prior to the effective date of such action; provided, however, that any holder may elect not to receive such notices upon the delivery of written notice to the Company informing the Company of such election.

       7.7 Access to Information. At any time permit, up to twice annually with respect to each Purchaser, at the request upon reasonable notice, by any Purchaser for access to during normal business hours, and information regarding, the Company, any of its Subsidiaries or their Properties, books, records and personnel, the Company, at its expense, will promptly provide such access or information to such Purchaser; provided however, that following the occurrence and during the continuation of any Default or any Event of Default, such access shall be unlimited and shall continue to be at the expense of the Company. In addition, each Purchaser shall be entitled to customary inspection rights under the DGCL.

       7.8 True Books and Records of the Company. Keep and maintain, or cause to be kept and maintained, correct, true and complete books of record and account in which full, complete, true and correct entries will be made of all of its corporate and financial dealings and transactions, and set up on its books such reserves as may be required by GAAP with respect to doubtful accounts and all taxes, assessments, charges, levies and claims and with respect to its business in general, and include such reserves in interim as well as year-end financial statements, all in such manner and such form as are generally maintained by public companies.

       7.9 Officer's Knowledge of Default. Upon any Executive Officer of the Company obtaining knowledge of the occurrence of any Default or Event of Default under any Transaction Document, promptly to notify the Purchasers of the nature thereof, the period of existence thereof, and what action the Company proposes to take with respect thereto.

                             Page 48 of 102 Pages

       7.10 Suits or Other Proceedings. Upon any Executive Officer of the Company obtaining knowledge of any litigation or other proceedings being instituted against the Company or any of its Subsidiaries, or any attachment, levy, execution or other process being instituted against any Property of the Company or any of its Subsidiaries, any or all of which make a claim or claims in an aggregate amount greater than $500,000 not otherwise covered by insurance, promptly to deliver to the Purchasers written notice thereof stating the nature and status of such litigation, dispute, proceeding, levy, execution or other process.

       7.11 Hedging Obligations. Not incur any Hedging Obligations or enter into any agreements, arrangements, undertakings, commitments, devices or instruments relating to Hedging Obligations, except pursuant to Swap Agreements in an aggregate notional amount not to exceed at any time the lower of (i) $45,000,000, and (ii) 60% of the aggregate commitment under the Credit Agreement, less any permanent reductions in such commitment.

       7.12 Projections. Prepare all financial projections concerning the Company to be provided, or made available, to the Purchasers, in good faith based upon reasonable assumptions.

     8. Restrictions on Transfer.

       8.1 Restrictive Legends. Except as otherwise permitted by this Section 8, each Note and Preferred Stock certificate (or Common Stock certificate issued on conversion thereof) issued pursuant to this Agreement shall be stamped or otherwise imprinted with a legend in substantially the following form:

           THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED, EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER SUCH ACT, (ii) RULE 144 OR RULE 144A UNDER SUCH ACT, OR (iii) ANY OTHER EXEMPTION FROM REGISTRATION UNDER SUCH ACT, PROVIDED THAT, IF REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM AND SUBSTANCE IS FURNISHED TO THE COMPANY THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE.


       The Company shall maintain a copy of this Agreement and any amendments thereto on file in its principal office, and will make such copy available during normal business hours for inspection to any party thereto or will provide such copy to any Purchaser upon its request.

       Whenever the legend requirement imposed by this Section 8.1 shall terminate, as hereinabove provided, the respective holders of Securities for which such legend requirements have terminated shall be entitled to receive from the Company, at the Company's expense, new Notes or new Preferred Stock (or Common Stock) certificates, as applicable, without such legend.

                             Page 49 of 102 Pages

       8.2 Notice of the Proposed Transfer; Opinions of Counsel. Each Purchaser of each Note and Preferred Stock certificate (or Common Stock certificate issued on conversion thereof) bearing the restrictive legend set forth in
Section 8.1 above ("Restricted Security"), agrees that prior to any transfer or attempted transfer of such Restricted Security, to give to the Company (a) written notice describing the manner or circumstances of such transfer or proposed transfer, and (b) upon reasonable request by the Company to such transferring holder, an opinion of counsel, which is knowledgeable in securities law matters (including in-house counsel), in form and substance reasonably satisfactory to the Company, to the effect that the proposed transfer of such Restricted Security may be effected without registration of such Restricted Security under the Securities Act. If for any reason the Company (after having been furnished with the opinion required to be furnished pursuant to this Section 8.2) shall fail to notify such holder within 2 days after such holder shall have delivered such opinion to the Company that, in its or its counsel's opinion, the transfer may not be legally effective (the "Illegal Transfer Notice"), such holders shall thereupon be entitled to transfer the Restricted Security as proposed. If the holder of the Restricted Security delivers to the Company an opinion of counsel (including in-house counsel or regular counsel to such Purchaser or its investment adviser) in form and substance reasonably satisfactory to the Company that subsequent transfers of such Restricted Security will not require registration under the Securities Act, or if the Company does not provide such Purchaser with an Illegal Transfer Notice as set forth above, the Company will promptly after such contemplated transfer deliver new certificates for such Restricted Security which do not bear the Securities Act legend set forth in Section 8.1 above. The restrictions imposed by this Section 8 upon the transferability of any particular Restricted Security shall cease and terminate (i) when such Restricted Security has been sold pursuant to an effective registration statement under the Securities Act, (ii) when such Restricted Security has been transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, or (iii) upon the date which is two (2) years after the later of (A) the original issue date of the Restricted Security, and (B) the last date on which the Company or any Affiliate of the Company was the owner of the Restricted Security (or any predecessor Restricted Security). The holder of any Restricted Security as to which such restrictions shall have terminated shall be entitled to receive from the Company a new security of the same type but not bearing the restrictive Securities Act legend set forth in Section 8.1 and not containing any other reference to the restrictions imposed by this
Section 8. Notwithstanding any of the foregoing, no opinion of counsel will be required to be rendered pursuant to this Section 8.2 with respect to the transfer of any Securities on which the restrictive legend has been removed in accordance with this Section 8.2. As used in this Section 8.2, the term "transfer" encompasses any sale, transfer or other disposition of any Securities referred to herein.

         9. Miscellaneous.

             9.1 Indemnification: Expenses Etc..

               (a) In addition to any and all obligations of the Company to indemnify the Purchasers hereunder or under the Note Indenture or the other Transaction Documents, the Company agrees, without limitation as to time, to indemnify and hold harmless each Purchaser, its Affiliates and each of its and their respective directors, officers, partners, principals, attorneys and advisors (individually, an "Indemnified Party" and, collectively the "Indemnified Parties") from and against any and all losses, claims, damages, liabilities (or actions, suits or proceedings, including any inquiry or investigation with respect thereto), costs (including the reasonable costs of preparation and attorneys' fees) and expenses (including reasonable expenses of investigation) (collectively,

                             Page 50 of 102 Pages

"Losses") to which any Indemnified Party may become subject, insofar as such Losses arise out of, in any way relate to, or result from (i) any breach of any warranty, or the inaccuracy of any representation, as the case may be, made by the Company, or the failure of the Company to fulfill any agreement or covenant contained in this Agreement, the Note Indenture, the Certificate of Designations, or any other Transaction Document, or (ii) in connection with any proceeding against the Company or any Indemnified Party brought by any third party arising out of or in connection with the Commitment Letter, this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or any action taken in connection herewith or therewith (or any other document or instrument executed herewith or pursuant hereto or thereto), whether or not any Indemnified Party is a formal party to any such proceeding; provided, however, that the Company shall not have any obligation under this indemnity provision for liabilities determined in a judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of any Indemnified Party. The Company agrees promptly to reimburse any Indemnified Party for all such Losses as they are incurred or suffered by such Indemnified Party. The foregoing is not intended to indemnify or hold harmless any Indemnified Party on account of losses arising from the limitation in value of the Preferred Stock or Notes due to market factors, business developments or any causes other than the willful misconduct or bad faith of the Company or any of its officers and directors.

         Except as otherwise provided herein, the Company agrees (for the benefit of each Purchaser) to pay, and to hold each Purchaser harmless from and against, all costs and expenses (including, without limitation, reasonable attorneys' fees, expenses and disbursements), if any, in connection with the enforcement against the Company of this Agreement or any other Transaction Document or any other agreement or instrument furnished pursuant hereto or thereto or in connection herewith or therewith in any action in which any Purchaser attempting to enforce any of the foregoing shall prevail or in any action in which any Purchaser shall in good faith assert any provision of any of the foregoing as a defense.

               (b) If any Indemnified Party is entitled to indemnification hereunder, such Indemnified Party shall give prompt notice to the Company of any claim or of the commencement of any proceeding against the Company or any Indemnified Party brought by any third party with respect to which such Indemnified Party seeks indemnification pursuant hereto; provided, however, that the failure to so notify the Company shall not relieve the Company from any obligation or liability except to the extent the Company is prejudiced by such failure. The Company shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to assume, at the expense of the Company, the defense of any such claim or proceeding with counsel reasonably satisfactory to such Indemnified Party. The Indemnified Party or Parties will not be subject to any liability for any settlement made without its or their consent (but such consent will not be unreasonably withheld). The Company shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by claimant or plaintiff to such Indemnified Party or Parties of a release, in form and substance satisfactory to the Indemnified Party or Parties, from all liability in respect of such claim, litigation or proceeding.

               (c) In addition to any other obligations of the Company to indemnify the Purchasers herein or pursuant to any of the other Transaction Documents or any other agreements or documents executed and delivered in connection therewith, the Company will pay, and will hold

                             Page 51 of 102 Pages
each Purchaser harmless from liability for the payment of all expenses arising in connection with such transactions, including, without limitation: (a) all document production and duplication charges and the reasonable fees, charges and expenses of Purchaser's respective counsel in connection with the transactions contemplated hereby (whether arising before or after the Closing
Date), and any subsequent proposed modification of, or proposed consent under, this Agreement, the Note Indenture or the Certificate of Designations, whether or not such proposed modification shall be effected or proposed consent granted; (b) the costs of obtaining a private placement number from Standard & Poor's Corporation for the Securities; (c) the costs and expenses, including reasonable attorneys' fees, incurred by any Purchaser (x) in enforcing any rights under this Agreement or in responding to any subpoena or other legal process issued in connection with this Agreement or the transactions contemplated hereby or thereby or by reason of such Purchaser's having acquired any of the Securities, including without limitation costs and expenses incurred by such Purchaser in any bankruptcy or similar case or (y) in connection with the redemption or conversion, as the case may be, of the Preferred Stock or the redemption, retirement, or defeasance of the Notes; (d) the cost of delivering to such Purchaser's principal office, insured to its satisfaction, the Securities delivered to such Purchaser hereunder and any Securities delivered to such Purchaser upon any substitution of Securities pursuant to Section 2.06 and Section 2.07 of the Note Indenture and of such Purchaser's delivering any Securities, insured to its satisfaction, upon any such substitution; and (e) the reasonable out-of-pocket expenses incurred by such Purchaser in connection with such transactions and any such amendments or waivers.

             9.2 Survival of Representations and Warranties; Severability. All representations and warranties contained in this Agreement or the Transaction Documents or made in writing by or on behalf of the Company in connection with the transactions contemplated by this Agreement or the Transaction Documents shall survive, for a period of two years after the date hereof; provided however the representations and warranties contained in Section 5.2, 5.4, 5.5, 5.6, 5.10, 5.11, 5.20, 5.26, and 5.27 shall survive indefinitely; provided further, however that if prior to the expiration of the survival period set forth hereinabove, the Company shall have been notified of a claim for indemnity hereunder and such claim shall not have been finally resolved before the expiration of such survival period, then any representation or warranty that is the basis for such claim shall continue to survive and shall remain a basis for indemnity as to such claim until such claim is finally resolved. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provisions in any other jurisdiction.

             9.3 Amendment and Waiver. This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by the Purchasers and the Company.

             9.4 Notices, Etc. Except as otherwise provided in this Agreement, notices and other communications under this Agreement shall be in writing and shall be delivered personally (with written confirmation of receipt), sent by telecopier (with written confirmation of receipt), mailed by registered or certified mail, return receipt requested, or by a nationally recognized overnight courier, postage prepaid, addressed, (a) if to any Purchaser, at such address or telecopier number as is set forth next to such Purchaser's name on the signature page hereto, or as any such Purchaser shall have furnished to the Company in writing, or (b) if to any other holder of any Security, at such

                             Page 52 of 102 Pages
address or telecopier number as such other holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address or telecopier number, then to and at the address or telecopier number of the last holder of such Security who has furnished an address or telecopier number, to the Company, or (c) if to the Company, at 850 Third Avenue, New York, New York 10022, telecopier no: (212) 508-3507, to the attention of Barry Roseman, President and Chief Operating Officer, or at such other address or telecopier number, or to the attention of such other officer, as the Company shall have furnished to the Purchasers and each such shareholder in writing. This Agreement and the other Transaction Documents and all documents delivered in connection herewith or therewith embody the entire agreement and understanding between the Purchasers and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

             9.5 Successors and Assigns. Whenever in this Agreement any of the parties hereto are referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the respective parties which are contained in this Agreement shall bind and inure to the benefit of the successors and assigns of all other parties. The terms and provisions of this Agreement, the
Note Indenture and the other Transaction Documents shall inure to the benefit of and shall be binding upon any assignee or transferee of any Purchaser, and in the event of such transfer or assignment, the rights and privileges herein conferred upon any such Purchaser shall automatically extend to and be vested in, and become an obligation of, such transferee or assignee, all subject to the terms and conditions hereof. In connection therewith, such transferee or assignee may disclose all documents and information which such transferee or assignee now or hereafter may have relating to the Securities, this Agreement, the Note Indenture, the Transaction Documents, the Company, any other Persons referred to herein or any of the business of any of the foregoing entities, subject to Section 9.12 hereof.

             9.6 Agreement and Action of the Purchasers. Upon any occasion requiring, permitting or referencing an act or an approval, consent, waiver, election or other action on the part of the holders of the Notes and/or the holders of the Preferred Stock, as applicable, any such action shall be taken, or be deemed to have been taken, upon (i) the affirmative vote of the Initial Purchasers holding (A) at least 70% of the Notes and/or the Preferred Stock, as applicable, or (B) two thirds of the Notes and/or the Preferred Stock, as applicable, on and after the date upon which Moore owns less than 100% of the Notes and/or the Preferred Stock, as applicable, acquired by it on the date hereof, or (ii) in the event that each of the Initial Purchasers, other than GarMark, shall own less than 50% of the Notes and/or the Preferred Stock, as applicable, owned by such Initial Purchaser on the date hereof, the affirmative vote of the holders of at least a majority of the Notes and/or the Preferred Stock, as applicable.

             9.7 Descriptive Headings. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

             9.8 Satisfaction Requirement. If any agreement, certificate or other writing, or any action taken or to be taken is by the terms of this Agreement required to be satisfactory to the Purchasers or to the holders of a specified portion of the principal amount of any class of the Securities, the determination of such satisfaction shall be made by the Purchasers or such holders, as the case may be, in the sole and exclusive judgment (exercised in good faith) of the Person or Persons making such determination.

                             Page 53 of 102 Pages

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             9.9 GOVERNING LAW. THIS AGREEMENT AND THE SECURITIES SHALL BE
CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CHOICE-OF-LAW PRINCIPLES THEREOF.

            9.10 Service of Process. The Company (a) hereby irrevocably submits itself to the jurisdiction of the state courts of the State of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, the Note Indenture, the Securities, the other Transaction Documents or the subject matter hereof or thereof brought by any Purchaser or their successors or assigns and (b) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (c) hereby waives any offsets or counterclaims in any such action suit or proceeding (other than compulsory counterclaims). The Company hereby consents to service of process by registered mail at the address to which notices are to be given. The Company agrees that its submission to jurisdiction and its consent to service of process by mail is made for the express benefit of the Purchasers. Final judgment against the Company in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions (a) by suit, action or proceeding on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness or liability of the Company therein described or (b) in any other manner provided by or pursuant to the laws of such other jurisdiction; provided, however, that any Purchaser may at its option bring suit or institute other judicial proceedings against the Company or any of the Company's or its assets in any state or federal court of the United States or in any country or place where the Company or such assets may be found.

             9.11 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

             9.12 Disclosure to Other Persons. Each Purchaser agrees to keep confidential any financial information delivered by the Company pursuant to this Agreement (other than information that is publicly available) and such other non-public proprietary information delivered by the Company that is clearly designated in writing to be confidential; provided, however, that nothing herein shall prevent any Purchaser from disclosing such information:
(i) to any of the other Purchasers, or to any prospective purchaser who agrees in writing to be bound by this Section 9.12, (ii) to any Affiliate, director, officer, principal, employee, agent, advisor and professional consultant of any Purchaser, or of any prospective purchasers, in its capacity as such or any actual purchaser, participant, assignee, or transferee of such Purchaser's or prospective purchaser's rights under any Securities or any part thereof that agrees in writing to be bound by this Section 9.12, (iii) upon order of any court or administrative agency having jurisdiction over such party, (iv) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (v) which has been publicly disclosed, (vi) which has been obtained from any Person that is not a party hereto or an Affiliate of any such party, (vii) in connection with the exercise of any remedy hereunder, (viii) to the certified public accountants for such Purchaser or as required in summary financial or descriptive business


                             Page 54 of 102 Pages
information disclosed by such Purchaser that is an investment fund as part of its regular reports to its investors or partners, (ix) as required by Law, (x) in connection with any litigation to which such Purchaser or any of its Affiliates may be a party, or (xi) as otherwise expressly contemplated by any order, request or demand or to obtain confidential treatment for any disclosure pursuant to (iii) or (iv) above, the Purchasers will use reasonable efforts to inform the Company of any such request for disclosure prior to disclosure. Nothing in this Section 9.12 shall be construed to create to give rise to any fiduciary duty on the part of Purchaser to the Company.

             9.13 Acknowledgment by Purchasers. Each Purchaser acknowledges that it is aware of the restrictions imposed by, and agrees to comply with, all Laws regarding the use of material non-public information, including without limitation, Laws restricting trading in the Company's securities while in possession of such information.

             9.14 No Adverse Interpretation of Other Agreements. This Agreement shall not be used to interpret another agreement, indenture, loan or debt agreement of the Company or any Subsidiary. Any such agreement, indenture, loan or debt agreement shall not be used to interpret this Agreement.

             9.15 WAIVER OF JURY TRIAL. THE COMPANY HEREBY WAIVES TRIAL BY JURY IN ANY LITIGATION, SUIT OR PROCEEDING, IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE NOTE INDENTURE, THE SECURITIES, ANY OTHER TRANSACTION DOCUMENTS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT, THE NOTE INDENTURE, THE SECURITIES OR
ANY OTHER TRANSACTION DOCUMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT, THEREOF, PROVIDED, HOWEVER, THAT WITH RESPECT TO
ANY COMPULSORY COUNTERCLAIM (I.E., A CLAIM BY THE COMPANY AGAINST ANY OF THE PURCHASERS WHICH IF NOT BROUGHT IN SUCH ACTION WOULD RESULT IN THE COMPANY OR BEING FOREVER BARRED FROM BRINGING SUCH CLAIM) THE COUNTERCLAIM IN ANY SUCH LITIGATION.


                         SECURITIES PURCHASE AGREEMENT
                (INCREASING RATE SENIOR SUBORDINATED NOTES AND
                    SERIES F CONVERTIBLE PREFERRED STOCK)

              [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                             Page 55 of 102 Pages

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

                                             HEADWAY CORPORATE RESOURCES,
                                             INC., a Delaware corporation



                                             By: /s/ Philicia G. Levinson
                                                -------------------------------
                                                 Name: Philicia G. Levinson
                                                 Title:   Senior Vice President

                             Page 56 of 102 Pages

                       SECURITIES PURCHASE AGREEMENT FOR
                 INCREASING RATE SENIOR SUBORDINATED NOTES AND
                     SERIES F CONVERTIBLE PREFERRED STOCK
                           PURCHASER SIGNATURE PAGE


Accepted and agreed as of the              Aggregate Number and
date first written above:                  Purchase Price of Securities
                                           to be Purchased:

GARMARK PARTNERS, L.P.                     Aggregate principal               Purchase
  By: GarMark Associates, L.L.C.           amount of Notes                   Price:  $6,666,667
              its general partner          to be Purchased:
                                           $6,666,667
By: /s/ Mark G. Solow
   --------------------------
   Name:  Mark G. Solow
   Title:  Managing Principal

Address: 1325 Avenue of the Americas       Aggregate Number of               Purchase
               26th Floor                  Shares of Series F                Price:  $13,333,333
               New York, NY 10019          Convertible Stock to
                                           be Purchased: 666.67
Telephone:  (212) 713-8500
Telecopy:  (212) 713-8531

WITH A COPY TO:

Shereff, Friedman, Hoffman & Goodman, LLP
919 Third Avenue
New York, NY 10022
Att:  Scott M. Zimmerman, Esq.
Telephone:  (212) 758-9500
Telecopy:  (212) 758-9526                  Total Purchase Price: $20,000,000

                                           Tax I.D. Number: #06-1494345
                                           (if acquired in the name of a
                                           nominee, the taxpayer I.D.
                                           number of such nominee)

                                           Designated Bank:

Nominee (name in which the                 Fleet Bank
Securities are to be registered,           ------------------------------
if different than name of                  Name
Purchaser):                                011-900-571
                                           ------------------------------
                                           ABA #
                                           1185 Avenue of the Americas
___________________________________        ------------------------------
  (Nominee's Name)                         Street Address
                                           New York   NY  10036
                                           ------------------------------
                                           City       State   Zip Code
                                           9402837568-00121    Mr. John Toohy (212) 819-5735
                                           ------------------------------
                                           Account Number       Attention

                             Page 57 of 102 Pages

                       SECURITIES PURCHASE AGREEMENT FOR
                 INCREASING RATE SENIOR SUBORDINATED NOTES AND
                     SERIES F CONVERTIBLE PREFERRED STOCK
                           PURCHASER SIGNATURE PAGE

Accepted and agreed as of the                  Aggregate Number and
date first written above:                      Purchase Price of Securities
                                               to be Purchased:

MOORE GLOBAL INVESTMENTS, LTD.                 Aggregate principal              Purchase
By: Moore Capital Management, Inc.             amount of Notes                  Price:  $2,050,000
                                               to be Purchased:
                                               $2,050,000
By: /s/ Savvas Savvinidis
   ------------------------------
  Name:  Savvas Savvinidis
  Title:  Director of Operations

Address:  c/o Cited Fund Services (Bahamas),  Aggregate Number of               Purchase
                Ltd.                          Shares of Series F                Price:  $4,100,000
                Bahamas Financial Center      Convertible Stock to
                Charlotte & Shirley Street    be Purchased: 205
                 P.O. Box CB 13136
                 Nassau, Bahamas
Telephone:  (242) 302-5918
Telecopy:  (242) 356-0221

WITH A COPY TO:  Moore Capital Management, Inc.
Address:   1251 Avenue of the Americas
                 New York, NY 10020
Telephone:  (212) 782-7532
Telecopy:  (212) 382-9895                     Total Purchase Price: $6,150,000

                                              Tax I.D. Number: N/A (Offshore)
                                              (if acquired in the name of a
                                              nominee, the taxpayer I.D.
                                              number of such nominee)

                                              Designated Bank:

Nominee (name in which the                    Chase Manhattan Bank, New York
Securities are to be registered,              ----------------------------------
if different than name of                     Name
Purchaser):                                   021-000-021
                                              ----------------------------------
                                              ABA #

                                              ----------------------------------
Moore Global Investments, Ltd.                Street Address
-------------------------------
  (Nominee's Name)                            ----------------------------------
                                              City       State   Zip Code
                                              949-2-603056
                                              ----------------------------------
                                              Account Number Attention
                                              I/A/O Moore Global Investments, Ltd.

                             Page 58 of 102 Pages

                       SECURITIES PURCHASE AGREEMENT FOR
                 INCREASING RATE SENIOR SUBORDINATED NOTES AND
                     SERIES F CONVERTIBLE PREFERRED STOCK
                           PURCHASER SIGNATURE PAGE


Accepted and agreed as of the                 Aggregate Number and
date first written above:                     Purchase Price of Securities
                                              to be Purchased:

REMINGTON INVESTMENT STRATEGIES,              Aggregate principal               Purchase
  L.P.                                        amount of Notes                   Price:  $450,000
  By:  Moore Capital Advisors, LLP            to be Purchased:
              its general partner             $450,000

By: /s/ Savvas Savvinidis
   ------------------------------
  Name:  Savvas Savvinidis
  Title:  Director of Operations

Address:  1251 Avenue of the Americas         Aggregate Number of               Purchase
                53rd Floor                    Shares of Series F                Price:  $900,000
                New York, New York 10020      Convertible Stock to
                                              be Purchased: 45
Telephone:  (212) 782-7532
Telecopy:  (212) 382-9895

WITH A COPY TO:

Address:

Telephone:
Telecopy:                                     Total Purchase Price: $1,350,000

                                              Tax I.D. Number:  13-3809579
                                              (if acquired in the name of a
                                              nominee, the taxpayer I.D.
                                              number of such nominee)

                                              Designated Bank:

Nominee (name in which the                    Chase Manhattan Bank, New York
Securities are to be registered,              ---------------------------------
if different than name of                     Name
Purchaser):                                   021-000-021
                                              ----------------------------------
                                              ABA #

                                              ---------------------------------
Remington Investment Strategies, L.P.         Street Address
-------------------------------------
  (Nominee's Name)                            ----------------------------------
                                              City       State   Zip Code
                                              910-2-725455
                                              ----------------------------------
                                              Account Number Attention
                                              F/A/O Remington Investment Strategies


                             Page 59 of 102 Pages

                       SECURITIES PURCHASE AGREEMENT FOR
                 INCREASING RATE SENIOR SUBORDINATED NOTES AND
                     SERIES F CONVERTIBLE PREFERRED STOCK
                           PURCHASER SIGNATURE PAGE

Accepted and agreed as of the                 Aggregate Number and
date first written above:                     Purchase Price of Securities
                                              to be Purchased:

NATIONSBANC MONTGOMERY                        Aggregate principal               Purchase
  SECURITIES LLC                              amount of Notes                   Price:  $833,333
                                              to be Purchased:
                                              $833,333
By: /s/ Lewis Coleman
   ---------------------------------
  Name:  Lewis Coleman
  Title:    Senior Managing Director

Address: c/o NationsBanc Montgomery           Aggregate Number of               Purchase
           Securities LLC                     Shares of Series F                Price:  $1,666,667
         600 Montgomery Street                Convertible Stock to
         San Francisco, CA  94111             be Purchased: 83.33
Telephone:   (415) 627-2553
Telecopy:     (415) 913-5552
Attn:   Jack G. Levin

WITH A COPY TO:

Address:

Telephone:
Telecopy:                                     Total Purchase Price: $2,500,000

                                              Tax I.D. Number:        562058405
                                              (if acquired in the name of a nominee, the
                                              taxpayer I.D. number of such nominee)

                                                          Designated Bank:

Nominee (name in which the                    Citibank, NY
Securities are to be registered,              ----------------------------------
if different than name of                     Name
Purchaser):                                   021 000 089
                                              ----------------------------------
___________________________________           ABA #
  (Nominee's Name)                            399 Park Avenue
                                              ----------------------------------
                                              Street Address
                                              New York, New York
                                              ----------------------------------
                                              City       State   Zip Code
                                              4061-5536 NationBanc Montgomery Securities LLC
                                              -------------------------------
                                              Account Number Attention
                                              Reference:  Headway Note-Interest Pymt

                             Page 60 of 102 Pages

Exhibit B






                   CERTIFICATE OF DESIGNATIONS, PREFERENCES
                      AND RIGHTS OF SERIES F CONVERTIBLE
             PREFERRED STOCK OF HEADWAY CORPORATE RESOURCES, INC.

      HEADWAY CORPORATE RESOURCES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the
"Corporation"), DOES HEREBY CERTIFY THAT:

      A. Pursuant to authority conferred upon the Board of Directors
(the "Board") by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and pursuant to the provisions of ss.151 of the Delaware General Corporation Law, the Board, pursuant to a unanimous written consent dated March 19, 1998, adopted the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series F Convertible Preferred Stock.

         WHEREAS, the Certificate of Incorporation provides for two classes of shares known as common stock, $0.0001 par value per share (the "Common Stock"), and preferred stock, $0.0001 par value per share (the "Preferred Stock"); and

         WHEREAS, the Board is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

         NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series F Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series F Convertible Preferred Stock as follows:

      1. Designation. The shares of such series of Preferred Stock shall be designated "Series F Convertible Preferred Stock" (referred to herein as the "Series F Stock").

      2. Authorized Number. The number of shares constituting the Series F Stock shall be 1,000.

      3. Ranking. The Series F Stock shall rank, as to dividends and upon Liquidation Payments (as defined in Section 5(a) hereof), senior and prior to the Common Stock and to all other classes or series of stock issued by the Corporation. (All equity securities of the Corporation to which the Series F Stock ranks prior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise, including

                             Page 61 of 102 Pages
the Common Stock are collectively referred to herein as "Junior Securities.") The Corporation shall not have or create any class of stock ranking on parity with, or senior to, the Series F Stock.

      4. Dividends.

         a. Dividend Accrual and Payment. From and after the date of issuance of the Series F Stock (the "Original Issue Date" ), dividends shall accrue on a daily basis on the shares of Series F Stock at the initial annual rate (subject to reset in accordance with Section 4(e)) of 5.5% per share (expressed as a percentage of the $20,000,000.00 per share liquidation preference (the "Dividend Rate")). The holders of shares of Series F Stock shall be entitled to receive such dividends when and as declared by the Board, in cash, out of assets legally available for such purpose, quarterly in arrears on the 30th day of March, June, September and December of each year (each of such dates being a "Dividend Payment Date"), commencing June 30, 1998. Such dividends shall be paid to the holders of record at the close of business on the date specified by the Board at the time such dividend is declared, provided, however, that such date shall not be more than 60 nor less than 10 days prior to the applicable Dividend Payment Date. Dividends on the Series F Stock shall be cumulative so that if, for any dividend accrual period, cash dividends at the rate hereinabove specified are not declared and paid or set aside for payment, the amount of accrued but unpaid dividends shall accumulate with interest at the then applicable Dividend Rate and shall be added to the dividends payable for subsequent dividend accrual periods and upon any redemption or conversion of shares of Series F Stock. If the Original Issue Date is on a date which does not coincide with a Dividend Payment Date, then the initial dividend accrual period applicable to such shares shall be the period from the Original Issue Date through whichever of March, June, September or December next occurs after the Original Issue Date. If the date fixed for payment of a final liquidating distribution on any shares of Series F Stock, or the date on which any shares of Series F Stock are redeemed or converted into Common Stock does not coincide with a Dividend Payment Date, then subject to the provisions hereof relating to such payment, redemption or conversion, the final dividend accrual period applicable to such shares shall be the period from whichever of March, June, September or December most recently precedes the date of such payment, conversion or redemption through the effective date of such payment, conversion or redemption. The rate at which dividends are paid shall be adjusted for any combinations or divisions or similar recapitalizations affecting the shares of Series F Stock. In addition to the dividends provided for in this Section 4(a), holders of Series F Stock shall be entitled to participate in extraordinary dividends in accordance with the provisions of Section 7 hereof. So long as any shares of Series F Stock are outstanding, (i) the amount of all dividends paid with respect to the shares of Series F Stock pursuant to this Section 4(a) shall be paid pro rata to the holders entitled thereto and (ii) holders of the shares of Series F Stock shall be entitled to receive the dividends provided for in this Section 4(a) in preference to and in priority over any dividends upon any Junior Securities.

          b. Dividend Limitation on Junior Securities. So long as any shares of Series F Stock are outstanding, the Corporation shall not declare, pay or set apart for payment, any dividend on any Junior Securities or make any payment on account of, or set apart for payment, money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or any warrants, rights, calls or options exercisable or exchangeable for or convertible into any Junior Securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property (other than distributions or dividends in Junior Securities to the holder of Junior Securities), unless prior to, or concurrently with, such declaration, payment, setting apart for payment, purchase, redemption or distribution, as the case may be, all accrued and unpaid dividends on the shares of Series F Stock not paid on the dates provided for in Section 4(a) hereof shall have been paid in full in cash.

         c. Dividends on Fractional Shares. Each fractional share of Series
F Stock outstanding shall be entitled to a ratably proportionate amount of all dividends accruing with respect to each outstanding share of Series F Stock pursuant to Section 4(a) hereof, and all such dividends with respect to such outstanding

                             Page 62 of 102 Pages
fractional shares shall be fully cumulative and shall accrue (whether or not declared), and shall be payable in the same manner and at such times as provided for in Section 4(a) hereof with respect to dividends on each outstanding share of Series F Stock.

         d. Payments on Shares of Common Stock Subject to Restricted Transferability. If, subsequent to the conversion of any shares of Series F Stock into Common Stock (or other securities) pursuant to Section 6 hereof, the shares of Common Stock (or other securities) into which such shares of Series F Stock were converted are subject to a contractual or other restriction, other than (x) restrictions created by the holder of such shares of Common Stock not at the request of the Corporation, limiting the transferability thereof, and (y) restrictions imposed by applicable federal and state securities laws (such shares of Common Stock (or other securities) which are so encumbered are herein referred to as the "Subject Shares" and the limitation on the transferability thereof is referred to as the "Sale Limitation"), then the Corporation shall pay to the holder of such Subject Shares an amount in (i) cash, (ii) shares of the Series F Stock valued at the liquidation preference thereof, or (iii) shares of the Common Stock valued at the Market Price thereof on the date of payment, at the option of the holder of such Series F Stock (such amount is referred to herein as the "Restriction Fee") equal to the amount of dividends which would have accrued on the shares of Series F Stock which were converted into the Subject Shares from the date upon which the Subject Shares became subject to the Sale Limitation until the date upon which the Sale Limitation was no longer in effect with respect to the Subject Shares. The Restriction Fee shall be paid by the Corporation to the holders entitled thereto on the date that dividends are payable, or would have been payable, on the shares of Series F Stock.

         e. Dividend Rate Adjustment. If either (x) the Conversion Price (as defined below) is not adjusted on the second anniversary of the Original Issue Date to $6.00 or (y) a Series F Stock Event of Default (as defined below) has occurred prior thereto, then the Dividend Rate shall increase, as of such second anniversary or the date of such Series F Stock Event of Default, as the case may be, to, and shall thereafter be, 7.5% per annum. In addition, if all of the outstanding shares of Series F Stock are not redeemed on or prior to the eighth anniversary of the Original Issue Date, then the Dividend Rate shall increase to 10% per annum commencing on such eighth anniversary, and shall further increase by an additional 2% per year on each anniversary thereafter, but in no event will the Dividend Rate exceed 20% per annum.

      5. Liquidation.

         a. Liquidation Procedure. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the shares of Series F Stock shall be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount equal to (i) $20,000,000 per share of Series F Stock, representing the liquidation preference per share of the Series F Stock (as adjusted for any combinations, divisions or similar recapitalizations affecting the shares of Series F Stock) (the "Series F Issue Price"), plus (ii) all accrued and unpaid dividends on the Series F Stock to such date (together with the Series F Issue Price, the "Liquidation Payments"). If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of Series F Stock shall be insufficient to permit payment in full to the holders of Series F Stock of the Liquidation Payments, then the entire assets of the Corporation shall be distributed ratably among such holders in proportion to the full respective distributive amounts to which they are entitled.

         b. Remaining Assets. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Series F Stock shall have been paid in full the Liquidation Payments, the remaining assets of the Corporation may be distributed ratably per share in order of preference to the holders of Junior Securities in accordance with their terms.

                             Page 63 of 102 Pages

         c. Notice of Liquidation. Written notice of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, stating a payment date, the amount of the Liquidation Payments and the place where said Liquidation Payments shall be payable, shall be given by mail, postage prepaid, not less than 30 days prior to the payment date stated therein, to each holder of record of Series F Stock at his post office addresses as shown by the records of the Corporation.

         d. Fractional Shares. The Liquidation Payments with respect to each outstanding fractional share of Series F Stock shall be equal to a ratably proportionate amount of the Liquidation Payments with respect to each outstanding share of Series F Stock.

      6. Conversion.

         The holders of the Series F Stock shall have the following conversion rights:

         a. Conversion. Subject to the limitations set forth below, the Series F Stock shall be convertible at any time after the third month subsequent to the Original Issue Date, unless previously redeemed, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of (x) the aggregate liquidation preference of the shares of Series F Stock being converted divided by (y) the Conversion Price (as defined below) then in effect upon surrender to the Corporation or its transfer agent of the certificate or certificates representing the Series F Stock to be converted, as provided below, or if the holder notifies the Corporation or its transfer agent that such certificate or certificates have been lost, stolen or destroyed, upon the execution and delivery of an agreement satisfactory to the Corporation to indemnify the Corporation from any losses incurred by it in connection therewith; provided, however, that, except to the extent provided by Regulation Y, or any successor regulation ("Regulation Y"), promulgated under the Bank Holding Company Act of 1956, as amended, by the Board of Governors of the Federal Reserve System or any successor thereto (the "Federal Reserve Board"), no shares of Series F Stock originally issued by the Corporation to a Person subject to the provision of Regulation Y shall be convertible by the original holder thereof or any direct or indirect transferee thereof into shares of Common Stock, if, after giving effect to such conversion, such Person, its Bank Holding Company Affiliates (as hereinafter defined) and any direct or indirect transferee thereof would beneficially own more than 4.9% of the total issued and outstanding shares, interests, participations or other equivalents (however designated) of voting capital stock of the Corporation, unless such shares of Common Stock are being distributed, disposed of or sold in any one of the following transactions:

            (1) such shares of Common Stock are being sold in a public offering registered under the Securities Act of 1933, as amended, (or any successor provision thereto) (the "Securities Act") or a public sale pursuant to Rule 144 and 144A promulgated thereunder or any successor rule then in effect;

            (2) such shares of Common Stock are being sold (including by virtue of a merger, consolidation or similar transaction involving the Corporation) to any Person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if, after such sale, such Person or group of Persons in the aggregate would own or control securities of the Corporation which possess in the aggregate the ordinary voting power to elect a majority of the members of the corporation's Board of Directors;

            (3) such shares of Common Stock are being sold to a person or group of related persons for purposes of Section 13(d) of the Exchange Act, if, after such sale, such Person or group of Persons in the aggregate would own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of voting securities of the Corporation; or


                             Page 64 of 102 Pages

            (4) such shares of Common Stock are being sold in any other manner permitted by the Federal Reserve Board.

As used herein, "Bank Holding Company Affiliates" means, with respect to a Person subject to the provisions of Regulation Y, (i) if such Person is a bank holding company, any company directly or indirectly controlled by such bank holding company, and (ii) otherwise, the bank holding company that controls such Person and any company (other than such Person) directly or indirectly controlled by such bank holding company.

         b. Conversion Price; Converted Shares. The initial conversion price of the Series F Stock shall be $5.58 per share (the "Initial Conversion Price"); provided, however, that if the average of the Market Prices (as defined below) for the Common Stock for the 20 consecutive trading days immediately preceding the second anniversary of the Original Issue Date (the "Second Anniversary Price") is greater than $8.50, then the conversion price shall thereafter be $6.00; provided further, however, that if the Second Anniversary Price is equal to or less than $8.50, then the conversion price shall be adjusted as of the second anniversary of the Original Issue Date to be equal to $6.00 (the "Maximum Conversion Price") minus the product of (i)
0.75 and (ii) the difference between $8.50 and the Second Anniversary Price, but in no event shall the adjusted conversion price be lower than the Initial Conversion Price (the Initial Conversion Price, as it may be adjusted pursuant to the terms of this Section 6(b) and Section 7, is referred to as the "Conversion Price"); provided, further, however, that if shares of Series F Stock are converted prior to the earlier to occur of (x) the second anniversary of the Original Issue Date and (y) the occurrence of a Series F Stock Event of Default, then the Conversion Price applicable to the shares of Series F Stock so converted shall be $6.00 per share. Notwithstanding anything to the contrary contained in the preceding sentence with respect to the Conversion Price, if, at any time prior to the second anniversary of the Original Issue Date, there is a Series F Stock Event of Default, then the Initial Conversion Price shall not be adjusted pursuant to such sentence. The Conversion Price also shall be subject to adjustment as provided in Section 7 below. If any fractional interest in a share of Common Stock would be deliverable upon conversion of Series F Stock, the Corporation shall pay in lieu of such fractional share an amount in cash equal to the Conversion Price of such fractional share (computed to the nearest one hundredth of a share) in effect at the close of business on the date of conversion. Any shares of Series F Stock which have been converted shall be cancelled and all dividends on converted shares shall cease to accrue and the certificates representing shares of Series F Stock so converted shall represent the right to receive (i) such number of shares of Common Stock into which such shares of Series F Stock are convertible, plus (ii) cash payable for any fractional share, plus (iii) all accrued but unpaid dividends relating to such shares, together with interest thereon, through the date of conversion, plus, if applicable (iv) the Restriction Fee. Amounts payable with respect to the foregoing clause (iii) shall be paid, at the option of each holder, in cash or additional shares of Common Stock valued at the Market Price thereof on the date of such payment. Amounts payable with respect to the foregoing clause (iv) shall be paid in accordance with the provisions of Section 4(d) hereof. Upon the conversion of shares of Series F Stock as provided in this Section 6, the Corporation shall promptly pay all then accrued but unpaid dividends to the holder of the Series F Stock being converted. The Board shall at all times, so long as any shares of Series F Stock remain outstanding, reserve a sufficient number of authorized but unissued shares of Common Stock to be issued in satisfaction of the conversion rights and privileges aforesaid.

               As used herein, "Market Price" means, with respect to the shares of Common Stock, (a) if the shares are listed or admitted for trading on any national securities exchange or included in The Nasdaq National Market or Nasdaq SmallCap Market, the last reported sales price as reported on such exchange or Market; (b) if the shares are not listed or admitted for trading on any national securities exchange or included in The Nasdaq National Market or Nasdaq SmallCap Market, the average of the last reported closing bid and asked quotation for the shares as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or a similar service if NASDAQ is not reporting such information; (c) if the shares are not listed or admitted for trading on any national securities exchange


                             Page 65 of 102 Pages
      exchange or included in The Nasdaq National Market or Nasdaq SmallCap Market or quoted by NASDAQ or a similar service, the average of the last reported bid and asked quotation for the shares as quoted by a market maker in the shares (or if there is more than one market maker, the bid and asked quotation shall be obtained from two market makers and the average of the lowest bid and highest asked quotation). In the absence of any available public quotations for the Common Stock, the Board shall determine in good faith the fair value of the Common Stock, which determination shall be set forth in a certificate by the Secretary of the Corporation.

         c. Mechanics of Conversion. In the case of a conversion, before any holder of Series F Stock shall be entitled to convert the same into shares of Common Stock, it shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or its transfer agent for the Series F Stock, and shall give written notice to the Corporation of the election to convert the same and shall state therein the name or names in which the certificate of certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter and in any case within two (2) business days of the Corporation's receipt of the notice of conversion, issue and deliver at such office to such holder of Series F Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. A certificate or certificates will be issued for the remaining shares of Series F Stock in any case in which fewer than all of the shares of Series F Stock represented by a certificate are converted.

         d. Issue Taxes. The Corporation shall pay all issue taxes, if any, incurred in respect of the issue of shares of Common Stock on conversion. If a holder of shares surrendered for conversion specifies that the shares of Common Stock to be issued on conversion are to be issued in a name or names other than the name or names in which such surrendered shares stand, then the Corporation shall not be required to pay any transfer or other taxes incurred by reason of the issuance of such shares of Common Stock to the name of another, and if the appropriate transfer taxes shall not have been paid to the Corporation or the transfer agent for the Series F Stock at the time of surrender of the shares involved, the shares of Common Stock issued upon conversion thereof may be registered in the name or names in which the surrendered shares were registered, despite the instructions to the contrary.

         e. Valid Issuance. All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable, free from preemptive rights and free from all taxes, liens or charges with respect thereto created or imposed by the Corporation.

      7. Adjustment of Conversion Price. The number and kind of securities issuable upon the conversion of the Series F Stock and the Conversion Price shall be subject to adjustment from time to time in accordance with the following provisions:

         a. Certain Definitions. For purposes of this Certificate:

            (i) The term "Additional Shares of Common Stock" shall mean all shares of Common Stock issued, or deemed to be issued by the Corporation pursuant to paragraph (h) of this Section 7, after the Original Issue Date except:

                (A) shares of Common Stock issuable upon conversion of, or distributions with respect to, the Series F Stock now or hereafter issued by the Corporation; and

                (B) up to 1,000,000 shares of Common Stock (the "Maximum
               Amount") issuable upon the exercise of stock options or other awards made or denominated in


                           Page 66 of 102 Pages 65
               shares of Common Stock granted after the Original Issue Date under the Corporation's 1993 Stock Incentive Plan, or any successor plan, which stock options or other awards will be issuable in aggregate amounts not to exceed one third of the Maximum Amount (the "Maximum Annual Amount") in any of the three (3) fiscal years commencing with the Company's 1998 fiscal year (provided that with respect to the 1998 fiscal year, any options or awards granted before the Initial Issue Date that are disclosed in the Securities Purchase Agreement will not be included for the purpose of the limitations set forth herein); provided that (x) no more than (i) 50% of the Maximum Annual Amount may be granted to directors, officers, employees or consultants of the Corporation who are, at the time of such grant, and were for a period of ninety (90) days prior thereto, employed or otherwise engaged or retained by the Corporation or any of its Subsidiaries (collectively, "Eligible Personnel"), (ii) no stock option grants or other awards shall be made in any fiscal year to any Eligible Personnel unless the Corporation's Stock Incentive Plan Committee (or any successor thereto) approved each grant and award, based upon such criteria as such Committee determines to be appropriate, which criteria shall include the achievement by the Corporation, with respect to the four (4) fiscal quarters preceding the fiscal quarter in which such grant or award is made, of performance goals adopted by the foregoing Committee (or the Board of Directors, as applicable), and (iii) 50% of the Maximum Annual Amount may be granted to prospective officers and employees of the Corporation or its Subsidiaries in connection with Permitted Acquisitions; and (y) the exercise price of each such stock option and the exercise price for each other award made or denominated in shares of Common Stock is no less than the Market Value of the Common Stock on the date of the grant of such stock option (the foregoing permitted options or other awards are referred to herein as the "Management Options").

               (ii) The term "Common Stock" shall mean (A) the Common Stock and (B) the stock of the Corporation of any class, or series within a class, whether now or hereafter authorized, which has the right to participate in the distribution of either earnings or assets of the Corporation without limit as to the amount or percentage.

               (iii) The term "Convertible Securities" shall mean any evidence of indebtedness, shares or other securities (other than the Series F Stock) convertible into or exercisable or exchangeable for Common Stock.

               (iv) The term "Options" shall mean any and all rights, options or warrants (other than the Management Options) to subscribe for, purchase or otherwise in any manner acquire Common Stock or Convertible Securities.

         b. Reorganization, Reclassification. Subject to the provisions of Sections 8(b) and 8(c) hereof, in the event of a reorganization, share exchange, or reclassification, other than a change in par value, or from par value to no par value, or from no par value to par value or a transaction described in subsection (c) or (d) below, each share of Series F Stock shall, after such reorganization, share exchange or reclassification, be convertible at the option of the holder into the kind and number of shares of stock and/or other securities, cash or other property which the holder of such share of Series F Stock would have been entitled to receive if the holder had held the Common Stock issuable upon conversion of such share of Series F Stock immediately prior to such reorganization, share exchange or reclassification.

         c. Consolidation, Merger. Subject to the provisions of Sections
8(b) and (c) hereof, in the event of a merger or consolidation to which the Corporation is a party, each share of Series F Stock shall, after such merger or consolidation, be convertible at the option of the holder into the kind and number of shares

                             Page 67 of 102 Pages
of stock and/or other securities, cash or other property which the holder of such share of Series F Stock would have been entitled to receive if the holder had held the Common Stock issuable upon conversion of such share of Series F Stock immediately prior to such consolidation or merger.

         d. Subdivision or Combination of Shares. In case outstanding shares of Common Stock shall be subdivided, the Conversion Price shall be proportionately reduced as of the effective date of such subdivision, or as of the date a record is taken of the holders of Common Stock for the purpose of so subdividing, whichever is earlier. In case outstanding shares of Common Stock shall be combined, the Conversion Price shall be proportionately increased as of the effective date of such combination, or as of the date a record is taken of the holders of Common Stock for the purpose of so combining, whichever is earlier.

         e. Stock Dividends. In case shares of Common Stock are issued as a dividend or other distribution on the Common Stock (or such dividend is declared), the Conversion Price shall be adjusted, as of the date a record is taken of the holders of Common Stock for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the earliest of the date of such declaration, payment or other distribution), to that price determined by multiplying the Conversion Price in effect immediately prior to such declaration, payment or other distribution by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the declaration or payment of such dividend or other distribution, and (ii) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after the declaration or payment of such dividend or other distribution. In the event that the Corporation shall declare or pay any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

         f. Extraordinary Dividends. In case the Corporation shall fix a record date for the making of a dividend or distribution to all holders of its Common Stock of capital stock (other than Common Stock), evidence of indebtedness, assets or cash, or rights, options or warrants to subscribe for or other securities convertible into or exercisable or exchangeable for capital stock (excluding those referred to in Section 7(h) and any cash dividends, during any period of 365 consecutive days, not exceeding, in the aggregate, the lesser of (i) five percent (5%) of the Corporation's aggregate Consolidated Net Income (as defined in the Indenture under which the Corporation issued its Increasing Rate Senior Subordinated Notes due 2006 (the "Note Indenture")) per share of Common Stock, calculated on a fully diluted basis, for the four (4) consecutive fiscal quarters most recently preceding the declaration of the dividend or distribution and (ii) two percent (2%) of the Market Price of the Common Stock as of the date of the declaration of the dividend), then in each such case the Conversion Price shall be adjusted so that after such record date, the Conversion Price shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the close of business on such record date by a fraction of which the numerator shall be the Market Price per share of Common Stock on such record date less the fair market value (as determined in good faith by the Board) of the portion of the capital stock, rights, options, warrants, evidences of indebtedness, assets or cash so distributed with respect to each share of Common Stock and the denominator of which shall be the Market Price per share of Common Stock on such record date. Such adjustment shall be made whenever any Extraordinary Dividend is made, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such Extraordinary Dividend.

         g. Issuance of Additional Shares of Common Stock. If the
Corporation shall issue any Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to paragraph
(h) below) after the Original Issue Date (other than as provided in the foregoing subsections (b) through (f)), for no consideration or for a consideration per share less than the greater of (x) the Conversion Price in effect on the date of and immediately prior to such issue, and (y) the Market Price

                             Page 68 of 102 Pages
in effect on the date of and immediately prior to such issue, then in such event, the Conversion Price shall be reduced, concurrently with such issue, to a price equal to the quotient obtained by dividing:

                (A) an amount equal to (x) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the greater of (i) the Conversion Price, and (ii) the Market Price, in each case in effect immediately prior to such issuance or sale, plus (y) the aggregate consideration received or deemed to be received by the Corporation upon such issuance or sale, by

                (B) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

         h. Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options, or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue of Options or Convertible Securities or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

                       (i) no further adjustments in the Conversion Price
               shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or the issue of Common Stock upon the conversion or exchange of such Convertible Securities;

                          (ii) if such Options or Convertible Securities by
               their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, or increase or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issuance of such Options or Convertible Securities (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, upon any such increase or decrease becoming effective, shall be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Conversion Price shall affect Common Stock previously issued upon conversion of the Series F Stock);

                          (iii) upon the expiration of any such Options or any
               rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue of such Options or Convertible Securities (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

                               (A) in the case of Options or Convertible
                    Securities, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation (x) for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon exercise of the Options or (y) for

                             Page 69 of 102 Pages
                    the issue of all such Convertible Securities which were actually converted or exchanged plus the additional consideration, if any, actually received by the Corporation upon the conversion or exchange of the Convertible Securities; and

                               (B) in the case of Options for Convertible
                    Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation upon the issue of the Convertible Securities with respect to which such Options were actually exercised.

                      (iv) No readjustment pursuant to clause (ii) or (iii) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (x) the Conversion Price on the original adjustment date or (y) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                       (v) In the case of any Options which expire by  their
               terms not more than 30 days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the same manner provided in clause
               (iii) above.

         i. Determination of Consideration. For purposes of this Section 7, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

             (i) Cash and Property. Such consideration shall:

                 (A) insofar as it consists of cash, be the aggregate amount of cash received by the Corporation; and

                 (B) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of the issue, as determined in good faith by the vote of a majority of the Board or if the Board cannot reach such agreement, by a qualified independent public accounting firm, other than the accounting firm then engaged as the Corporation's independent auditors.

                 (ii) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to paragraph (h) above, relating to Options and Convertible Securities shall be determined by dividing:

                 (A) the total amount, if any, received or receivable by the
               Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible

                             Page 70 of 102 Pages

               Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                 (B) the maximum number of shares of Common Stock (as set
               forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities.

         j. Other Provisions Applicable to Adjustment Under this Section. The following provisions will be applicable to the adjustments in Conversion Price as provided in this Section 7:

            (i) Treasury Shares. The number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Corporation.

            (ii) Other Action Affecting Common Stock. If the Corporation shall take any action affecting the outstanding number of shares of Common Stock other than an action described in any of the foregoing subsections 7(b) to 7(h) hereof, inclusive, which would have an inequitable effect on the holders of Series F Stock, then the Conversion Price shall be adjusted in such manner and at such time as the Board on the advice of the Corporation's independent public accountants may in good faith determine to be equitable in the circumstances.

            (iii) Minimum Adjustment. No adjustment of the Conversion Price shall be made if the amount of any such adjustment would be an amount less than one percent (1%) of the Conversion Price then in effect, but any such amount shall be carried forward and an adjustment in respect thereof shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate an increase or decrease of one percent (1%) or more.

            (iv) Certain Adjustments. The Conversion Price shall not be adjusted upward except in the event of a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock or in the event of a readjustment of the Conversion Price pursuant to Section 7(h)(ii) or (iii).

         k. Dilution Event. Each of Section 7(b), (c), (d), (e), (f) and (g) are herein referred to as a "Dilution Event." Notwithstanding the foregoing sentence, any exercise of any Options or Convertible Securities that are (x) outstanding as of the Original Issue Date and (y) disclosed in Schedule 5.6 to the Securities Purchase Agreement (as defined in the Note Indenture) shall not be deemed a Dilution Event.

         l. Notices of Adjustments. Whenever the Conversion Price is adjusted as herein provided, an officer of the Corporation shall compute the adjusted Conversion Price in accordance with the foregoing provisions and shall prepare a written certificate setting forth such adjusted Conversion Price and showing in detail the facts upon which such adjustment is based, and such written instrument shall promptly be delivered to the recordholders of the Series F Stock.



                             Page 71 of 102 Pages

       8. Redemption.

         a. Redemption by the Corporation. The Corporation shall have no rights to redeem the Series F Stock or to cause the sale by the holders of such Series F Stock prior to the third anniversary of the Original Issue Date and other than as specifically provided herein. If (x) after the third and prior to the fifth anniversary of the Original Issue Date, the average of the Market Prices for the Common Stock for 20 consecutive trading days (the first day of which was after the third anniversary of the Original Issue Date) is at least $10.00, or (y) after the fifth anniversary of the Original Issue Date, the average of the Market Prices for the Common Stock for 20 consecutive trading days (the first day of which was after the fifth anniversary of the Original Issue Date) is at least $10.9375, the Series F Stock may be redeemed in whole, but not in part, at a price per share equal to 100% of the Series F Stock Issue Price plus all accrued and unpaid dividends to the date of redemption (such date being referred to herein as the "Redemption Date"); provided, however, that the Corporation may only effect a redemption of the Series F Stock pursuant to this Section 8 if at, and immediately subsequent to, the Redemption Date, the Common Stock into which the Series F Stock is convertible could be offered and sold by the holders thereof without compliance with the registration requirements of Section 5 of the Securities Act or if the offer and sale of the Common Stock into which the Series F Stock is convertible is covered by a registration statement which has been filed with and declared effective by the Securities and Exchange Commission, and which remains effective through the Redemption Date, and in each case without being subject to any other legal or contractual restriction on transferability, including without limitation, limitations under paragraph
(e)(i) of Rule 144 promulgated under the Securities Act. At any time after the eighth anniversary of the Original Issue Date, the Corporation may redeem the Series F Stock in whole, but not in part, at a price per share equal to 100% of the Series F Stock Issue Price, plus all accrued and unpaid dividends to the Redemption Date, provided that the conditions set forth in the proviso to the previous sentence are satisfied.

         b. Redemption Upon the Occurrence of an Event of Default. Upon the occurrence of any Series F Stock Event of Default, other than a Bankruptcy Event of Default (as defined below), (x) the Initial Purchaser or Initial Purchasers (as defined in the Securities Purchase Agreement) holding at least 30% of the outstanding shares of Series F Stock, or (y) in the event that each of the Initial Purchasers, other than GarMark Partners, L.P. (collectively "GarMark"), shall own less than 100% of the Series F Stock owned by such Initial Purchaser on the Original Issue Date, then the holder or holders of at least 35% of the outstanding shares of Series F Stock, shall have the right to require (by written notice delivered to the Corporation (the "Holders' Redemption Demand") within 60 days after such holder or holders' receipt of the Event of Default Notice (as defined below)) the Corporation to redeem no later than 30 days after the Corporation's receipt of the Holders' Redemption Demand all or any portion of the Series F Stock owned by such holder or holders at a price per share equal to 102% of the Series F Stock Issue Price, plus all accrued and unpaid dividends on the shares of Series F Stock to be so redeemed to the Redemption Date. The Corporation will give written notice of such election to the other holders of Series F Stock, which notice shall (i) state the Redemption Date, which date should be not later than 30 days after the date of the Holders' Redemption Demand, and (ii) be given at least 10 days prior to such Redemption Date. Upon the giving of such notice, each holder of the Series F Stock may demand redemption of all or any portion of such holder's Series F Stock by mailing written notice thereof to the Corporation prior to the Redemption Date. The Corporation will redeem all shares of Series F Stock as to which rights under this paragraph have been exercised within 30 days after the date of the Holders' Redemption Demand. Each holder of Series F Stock shall also have any other rights that such holder may have been afforded under any contract or agreement at any time and any other rights that such holder may have under any law.

         c. Redemption on Bankruptcy Event of Default or Change in Control. Upon the occurrence of any Bankruptcy Event of Default or in the event of a Change of Control (as defined below), any holder of Series F Stock shall have the right to require (by delivery of a Holders' Redemption Demand) the Corporation

                             Page 72 of 102 Pages
to redeem within 60 days after such holder or holders' receipt of the Event of Default Notice or Change of Control Notice (as defined below), as the case may be, all or any portion of the Series F Stock owned by such holder at a price per share equal to 102% of the Series F Stock Issue Price plus an amount equal to all accrued and unpaid dividends on the shares of Series F Stock to be so redeemed to the Redemption Date. The Corporation will redeem all shares of Series F Stock as to which rights under this paragraph have been exercised within 30 days after the date of the Holders' Redemption Demand. Each holder of Series F Stock shall also have any other rights that such holder may have been afforded under any contract or agreement at any time and any other rights that such holder may have under any law.

         As used herein, a "Change of Control" means a change of control of the Corporation of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the Corporation is then subject to such reporting requirement; provided, that, without limitation, such a Change of Control shall be deemed to have occurred if:

            (i) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act) or "group" (as defined in Section 13(d) of the Exchange Act) other than Permitted Holders (as defined in the Note Indenture) is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) of the Exchange Act), directly or indirectly, of securities of the Corporation representing thirty percent (30%) or more of the combined voting power of the Corporation's then outstanding securities; provided, however, that no Change of Control shall be deemed to have occurred if prior to the acquisition of such thirty percent (30%) of the combined voting power of the Corporation's then outstanding securities, a majority of the Continuing Directors (as defined below) approves such acquisition; or

            (ii) if there shall cease to be a majority of the Board comprised of Continuing Directors; or

            (iii) the stockholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

            (iv) if any recapitalization event occurs as a result of which the holders of voting securities of the Corporation outstanding immediately prior thereto do not continue to hold at least eighty percent (80%) of the combined voting power of the voting securities of the Corporation immediately after such recapitalization event; or

            (v) the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets; or

            (vi) a majority of the "named executive officers" set forth in the Corporation's most recent Proxy Statement or Annual Report on Form 10-K or Form 10-KSB, as the case may be (excluding Edward E. Furash), cease to occupy such positions within a period of 365 consecutive days.

                             Page 73 of 102 Pages

            As used herein, "Continuing Directors" means individuals who constitute the Board as of the Original Issue Date and any new director(s) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved.

         d. Option to Convert in Lieu of Redemption. Notwithstanding anything to the contrary contained herein, any holder of shares of Series F Stock that does not want the Corporation to redeem the shares of Series F Stock called by the Corporation for redemption shall have the prior right to convert all or any portion of its shares of Series F Stock into Common Stock at the then-applicable Conversion Price.

         e. Redemption Procedure. On or prior to the Redemption Date, the Corporation shall deposit the Series F Stock Issue Price plus an amount equal to all accrued and unpaid dividends on all outstanding shares of Series F Stock to be so redeemed to the Redemption Date (the "Redemption Price") with a bank or trust corporation having aggregate capital and surplus in excess of $500,000,000 as a trust fund for the benefit of the holders of the shares of Series F Stock, with irrevocable instructions and authority to the bank or trust corporation to pay the Redemption Price for such shares to their respective holders on or after the Redemption Date upon receipt of the certificate or certificates of the shares of Series F Stock to be redeemed. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Series F Stock as holders of Series F Stock (except the right to receive the Redemption Price upon surrender of their certificate or certificates) shall cease as to those shares of Series F Stock redeemed, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If on the Redemption Date the funds of the Corporation legally available for redemption of shares of Series F Stock are insufficient to redeem the total number of shares of Series F Stock to be redeemed on such date, then the Corporation will use those funds which are legally available therefor to redeem the maximum possible number of shares of Series F Stock ratably among the holders of such shares to be redeemed based upon their holdings of Series F Stock. Payments shall first be applied against accrued and unpaid dividends and thereafter against the remainder of the Redemption Price. The shares of Series F Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series F Stock such funds will immediately be used to redeem the balance of the shares of Series F Stock to be redeemed. No dividends or other distributions shall be declared or paid on, nor shall the Corporation redeem, purchase or acquire any shares of, the Common Stock or any other class or series of stock of the Corporation unless the Redemption Price of all shares elected to be redeemed shall have been paid in full. Until the Redemption Price for a share of Series F Stock elected to be redeemed shall have been paid in full, such share of Series F Stock shall remain outstanding for all purposes and entitle the holder thereof to all the rights and privileges provided herein, including, without limitation, that dividends and interest thereon shall continue to accrue and, if unpaid prior to the date such shares are redeemed, shall be included as part of the Redemption Price as provided in this Section 8(e).

         f. Events of Default. A "Series F Stock Event of Default" occurs if:

            (i) the Corporation has breached any material covenant, obligation or agreement set forth in this Certificate, the Securities Purchase Agreement (as defined in the Note Indenture), the Registration Rights Agreement (as defined in the Note Indenture) or any other agreement executed in connection with the Financing (as defined in the Note Indenture) and such breach continues for a period of thirty
          (30) days; or

                             Page 74 of 102 Pages

            (ii) the Corporation defaults in the payment of any dividend on the Series F Stock as and when due and payable, and such default continues for a period of fifteen (15) days; or

            (iii) the Corporation defaults in making any redemption payment that it is obligated to make hereunder; whether or not such payment is legally permissible or conflicts with any other agreement to which the Corporation or any of its Subsidiaries (as defined in the Note Indenture) is a party or by which any of its or their respective assets are bound; or

            (iv) any representation or warranty contained in the Securities Purchase Agreement, the Registration Rights Agreement or any other agreement executed in connection with the Financing, or any writing furnished by the Corporation or any of its Subsidiaries to any holder of the Series F Stock, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

            (v) an Event of Default (as defined in the Credit Agreement) under the Credit Agreement (as defined in the Note Indenture) has occurred and is continuing; or

            (vi) an Event of Default (as defined in the Note Indenture) under the Note Indenture has occurred and is continuing; or

            (vii) the Corporation or any of its Subsidiaries has breached any material contract to which it or any of its Subsidiaries is a party, or by which any of its or their respective assets are bound, except a breach that would not have a material adverse effect on the business, operations, prospects, assets or condition (financial or otherwise) on the Corporation or any of its Material Subsidiaries (as defined below); or

            (viii) any judgments, orders or decrees for the payment of money in excess of $2,500,000, either individually or in an aggregate amount, shall be entered against the Corporation or any of its Subsidiaries or any of their respective properties and shall not be discharged and there shall have been a period of thirty (30) days during which a stay of enforcement of such judgment or order, by reason of pending appeal or otherwise, shall not be in effect; or

            (ix) the Corporation or any of its Subsidiaries which would be a "significant subsidiary" pursuant to Article 1-02 of Regulation S-X ("Material Subsidiary") pursuant to or within the meaning of any law under Title 11 of the U.S. Code or any similar Federal, state or foreign law for the relief of debtors ("Bankruptcy Law"):

                 (A) commences a voluntary case or proceeding with respect to itself,

                 (B) consents to the entry of an order for relief against it in an involuntary case or proceeding,

                 (C) consents to the appointment of a receiver, trustee,
              assignee, liquidator, sequestrator or similar official under any Bankruptcy Law ("Custodian") of it or for all or any material part of its property,

                 (D) makes a general assignment for the benefit of its
              creditors,

                             Page 75 of 102 Pages

                 (E) consents to or acquiesces in the institution of
              bankruptcy or insolvency proceedings against it,

                 (F) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally, or

                 (G) takes any corporate action in furtherance of or to
              facilitate, conditionally or otherwise, any of the foregoing;
              or

            (x) a court of competent jurisdiction enters a decree, judgment or order under any Bankruptcy Law that:

                 (A) is for relief against the Corporation or any Material
              Subsidiary of the Corporation in an involuntary case or proceeding,

                 (B) appoints a Custodian of the Corporation or any Material
              Subsidiary of the Corporation for all or substantially all of its properties, or

                 (C) orders the winding-up or liquidation of the Corporation or any Material Subsidiary of the Corporation, and in each case the order or decree remains unstayed and in effect for sixty
              (60) days.

         Each of the foregoing events in clause (ix) and (x) are referred to herein as a "Bankruptcy Event of Default."

               If an Event of Default occurs and is continuing, in addition to any other notices required pursuant to this Certificate or the Financing Documents (as defined in the Note Indenture), the Corporation must, within ten (10) days after the occurrence of such Event of Default, give to the holders of the Series F Stock notice of such Event of Default, including a reasonably detailed description of the events causing such Event of Default, and the actions proposed to be taken by the Corporation in response thereto (an "Event of Default Notice").


       9. Notices of Record Dates and Effective Dates. In case: (a) the Corporation shall declare a dividend (or any other distribution) on the Common Stock payable otherwise than in shares of Common Stock; or (b) the Corporation shall authorize the granting to the holders of Common Stock of rights to subscribe for or purchase any shares of capital stock of any class or any other rights; or (c) of any reorganization, share exchange or reclassification of the capital stock of the Corporation (other than a subdivision or combination of outstanding shares of Common Stock), or of any consolidation or merger to which the Corporation is party or of the sale, lease or exchange of all or substantially all of the property of the Corporation; or (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then the Corporation shall cause to be mailed to the recordholders of the Series F Stock at least 20 days prior to the applicable record date or effective date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, or, if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution or rights are to be determined or (ii) the date on which such reclassification, reorganization, share exchange, consolidation, merger, sale, lease, exchange, dissolution, liquidation or winding up is expected to become effective or be consummated, and the date as of which it is expected that holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization share exchange, consolidation, liquidation, merger, sale, lease, exchange, dissolution, liquidation or winding up.

                             page 76 of 102 Pages

       10. Preemptive Rights.



         a. For so long as any shares of Series F Stock are outstanding, prior to seeking financing in one or a series of related transactions that would aggregate more than $1,000,000 in any consecutive twelve month period from any Person (as defined below) consisting of any issuance by the Corporation or any Affiliate (as defined below) thereof of any shares of Common Stock or Preferred Stock, including securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or Preferred Stock (other than (i) to fund the lesser of $2,000,000 or 20% of the consideration payable in connection with a Permitted Acquisition (as defined in the Note Indenture) provided, however, that the per share price paid in connection with such Permitted Acquisition is at least equal to the greater of (x) the Market Price of the Common Stock on the Business Day immediately preceding the day on which the Permitted Acquisition is consummated, and (y) the Maximum Conversion Price (a "Permitted Acquisition Equity Financing"), (ii) which is made pursuant to an underwritten public offering pursuant to a registration statement declared effective by the Securities and Exchange Commission, (iii) upon the exercise of the Management Options or (iv) upon the exercise, in accordance with the currently existing terms thereof, of the Corporation's Options as set forth on
Schedule 5.6 to the Securities Purchase Agreement) (the "Equity Financing," and the securities to be issued in connection therewith, the "Equity Securities"), the Corporation shall first give to each holder of Series F Stock the opportunity (such opportunity being herein referred to as the "Preemptive Right") to purchase (on the same terms as such Equity Securities are proposed to be sold) the same proportion of such Equity Securities proposed to be sold by the Corporation as equals such holder's percentage of the outstanding Series F Stock held by such holder on the day preceding the date of the Preemptive Notice (as defined herein). Notwithstanding any provision hereof, on the date, if any, that the Initial Purchasers beneficially own, in the aggregate, less than 30% of the Series F Stock, the Corporation's obligations set forth in this Section 10 shall cease and be of no further effect.

         b. At least thirty (30) days prior to the issuance by the Corporation of any Equity Securities, the Corporation shall give written notice thereof (the "Preemptive Notice") to each holder of Series F Stock. The Preemptive Notice shall specify (i) the name and address of the bona fide investor to whom the Corporation proposes to issue or sell Equity Securities,
(ii) the total amount of capital to be raised by the Corporation pursuant to the issuance or sale of Equity Securities, (iii) the number of such Equity Securities proposed to be issued or sold, (iv) the price and other terms of their proposed issuance or sale, (v) the number of such Equity Securities which such holder is entitled to purchase (determined as provided in subsection (a) above), and (vi) the period during which such holder may elect to purchase such Equity Securities, which period shall extend for at least thirty (30) days following the receipt by such holder of the Preemptive Notice (the "Preemptive Acceptance Period"). Each holder of Series F Stock who desires to purchase Equity Securities shall notify the Corporation within the Preemptive Acceptance Period of the number of Equity Securities he wishes to purchase, as well as the number, if any, of additional Equity Securities he would be willing to purchase in the event that all of the Equity Securities subject to the Preemptive Right are not subscribed for by the other holders of Series F Stock.

         c. During the Preemptive Acceptance Period, except as required by law, the Corporation and each holder of Series F Stock shall not discuss the proposed Equity Financing with any other person, other than officers, directors and employees of the Corporation.

         d. In the event a holder of Series F Stock declines to subscribe for all or any part of its pro rata portion of any Equity Securities which are subject to the Preemptive Right (the "Declining Preemptive Purchaser") during the Preemptive Acceptance Period, then the other holders of Series F Stock shall have the right to subscribe for all (or any declined part) of the Declining Preemptive Purchaser's pro rata portion of such Equity Securities (to be divided among the other holders of Series F Stock desiring to exercise such right on a ratable basis).


                             page 77 of 102 pages

         e. After the conclusion of the Preemptive Acceptance Period, any Equity Securities which none of the holders elect to purchase in accordance with the provisions of this Section 10, may be sold by the Corporation, within a period of four (4) months after the expiration of the Preemptive Acceptance Period, to any other person or persons at not less than the price and upon other terms and conditions not less favorable to the Corporation than those set forth in the Preemptive Notice.

         "Affiliate" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or any other entity or organization including a government or political subdivision or any agency or instrumentality thereof ("Person") (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control, with such Person; or (ii) which beneficially owns or holds ten percent (10%) or more of the voting power (or in the case of a Person which is not a corporation, 10% or more of the equity or other ownership interest) of such Person; or (iii) ten percent (10%) or more of the voting power (or in the case of a Person which is not a corporation, ten percent (10%) or more of the equity or other ownership interest) of which is beneficially owned or held by such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting power by contract or otherwise.

       11. Voting Rights.

         a. General. Except as otherwise expressly provided herein or as provided by any applicable law, the Series F Stock shall be non-voting. In addition to the rights otherwise provided for herein or by law, so long as any shares of Series F Stock are outstanding, the Corporation will not, and it will cause its Subsidiaries not to, without the affirmative vote, or the written consent pursuant to Section 228 of the Delaware General Corporation Law, of (x) (1) the Initial Purchasers holding at least (A) 70% of the outstanding Series F Stock (or such greater number as may be required by law) or (B) two thirds of the outstanding Series F Stock (or such greater number as may be required by law) on and after the date upon which Moore Global Investments, Ltd. and Remington Investment Strategies, L.P. and any of their Affiliates (collectively "Moore"), own less than 100% of the shares of Series F Stock acquired by them on the Original Issue Date, or (2) in the event that each of the Initial Purchasers, other than GarMark, shall own less than 50% of the Series F Stock owned by such Initial Purchaser on the Original Issue Date, then the holders of at least a majority (or such greater number as may be required by law) of the Series F Stock, voting separately as a class; and (y) so long as Moore, shall own 100% of the shares of Series F Stock acquired by them on the Original Issue Date, the approval of Moore with respect to the items enumerated in clauses (i), (iv), (v), (vi), (viii), (ix), (x), (xiv),
(xv), (xvi) and (xviii) below, such approval not to be unreasonably withheld:

            (i) grant or issue any Options, other than the Management Options or Convertible Securities, to any officers, directors, employees or consultants of the Corporation or any of its Affiliates;

            (ii) incur Indebtedness (as defined in the Note Indenture) in excess of the amounts permitted to be incurred pursuant to the Note Indenture;

            (iii) retire, redeem, purchase or acquire any Junior Securities or any interest therein;

            (iv) effect or permit to occur any Change of Control enumerated in clauses (i), (iii), (iv), (v) or (vi), or facilitate any Change of Control enumerated in clause (ii), of the definition of Change of Control contained herein;

                             Page 78 of 102 Pages

            (v) effect any material change in the nature of the business conducted as of the Original Issue Date by the Corporation or any of its Subsidiaries;

            (vi) enter into any Affiliate Transaction (as defined in the Note Indenture);

            (vii) effect, or agree to effect, any acquisitions the purchase price for which (or any portion thereof) consists of equity securities of the Corporation or Convertible Securities in an amount in excess of the amount of Permitted Acquisition Equity Financing;

            (viii) amend, waive or repeal any provisions of, or add any provision to, (x) this Certificate or (y) any provision of the Corporation's Certificate of Incorporation or any other certificate of designation filed with the Secretary of State of Delaware by the Corporation with respect to its preferred stock;

            (ix) increase the authorized number of shares of Series F Stock or reclassify the shares of Series F Stock;

            (x) amend, waive or repeal any provisions of, or add any provision to, the Corporation's By-laws (the "By-laws") in any manner that would have an adverse effect on the holders of the Series F Stock, notwithstanding, without limitation, the provisions of Article IV,
     Section 3 of the By-Laws as such provision pertains to Moore;

            (xi) sell, convey, transfer, assign or otherwise dispose of any Subsidiary of the Corporation or any division, operating unit or other business unit that, on a pro forma basis, constitutes more than 20% of the pro forma Consolidated EBITDA (as defined in the Note Indenture) of the Corporation;

            (xii) sell any Common Stock (other than as permitted pursuant to the terms of Section 10(a)) at a cash purchase price below the greater of
     (x) $8.50, and (y) the Market Price on the date of such sale;

            (xiii) enter, or permit any of its Subsidiaries to enter, into any agreement, contract, binding commitment or other arrangement providing for any Permitted Acquisition in which the aggregate consideration, including the estimated amounts, as determined in good faith by the Board of Directors of the Company, of any contingent consideration payable by the Company in connection with such Permitted Acquisition is, or may be, greater than $7,500,000;

            (xiv) sell any Common Stock or other Convertible Securities in connection with a Permitted Acquisition in an amount in excess of, or on terms other than, a Permitted Acquisition Equity Financing;

            (xv) enter into any agreement, indenture or other instrument which contains any provisions restricting the Corporation's obligation to pay dividends on, make liquidation payments in respect of, or make redemptions of the Series F Stock in accordance herewith;

            (xvi) dissolve the Corporation;

            (xvii) terminate or change the Corporation's independent auditors;

                             Page 79 of 102 Pages

            (xviii) (x) commence any material action, suit or proceeding, or
     (y) settle, compromise or waive any material right with respect to or release any part of, any material action, suit, proceeding, investigation or claim;

            (xix) replace, renew, refinance, extend, prepay, redeem, defease or otherwise retire any material Indebtedness (as defined in the Note Indenture) other than as permitted pursuant to the Note Indenture;

            (xx) incur, or suffer to exist, any Lien, other than Permitted Liens (as defined in the Note Indenture), with respect to any material Property (as defined in the Note Indenture); or

            (xxi) increase, decrease or otherwise amend the size, or requirements for election or appointment to or service on, the Board of Directors (other than as provided herein).

         b. Appointment of Board of Director Observers. On the Original Issue Date, (i) GarMark shall have the right to designate one (1) voting Board member, and each of GarMark and Moore shall have the right to designate one
(1) non-voting Board observer, each of whom will be given notice of, and permitted to attend, all meetings of the Board, and (ii) GarMark shall have the right to designate one (1) voting committee member, and each of GarMark and Moore shall have the right to designate one (1) non-voting committee observer, to each of the Corporation's Compensation Committee, Stock Incentive Plan Committee, Finance Committee, Audit Committee, and any other committee that is created or established after the date hereof, each of whom will be given notice of, and permitted to attend, all meetings of each such committee. On the Original Issue Date, the Corporation acting through its Board and in accordance with its Charter Documents (as defined in the Securities Purchase Agreement) and applicable Law (as defined in the Securities Purchase Agreement), shall (i) (A) increase the size of its Board by one (1), (B) elect the person referred to hereinabove (or such other person as may be selected by GarMark) to the newly created directorship to hold office until his successor is elected at a special or annual meeting of the stockholders, and (C) in connection with any such subsequent election of directors, nominate, recommend and do all other acts and things to cause (including, without limitation, voting all shares for which the Corporation's management or Board holds proxies (including undesignated proxies) unless otherwise provided by the stockholders submitting such proxies) the person referenced in the preceding clause (B) to be elected to the Board, and (ii) increase the size of each of the Compensation Committee, Stock Incentive Plan Committee, Finance Committee, Audit Committee, and if any other committee is created or established after the date hereof, of such committee, by one (1), and cause the person referred to hereinabove (or such other person as may be selected by GarMark) to become a member thereof. In the event any director, or member of a committee, elected pursuant to this Section 11(b) shall cease to serve as a director or member, as applicable, for any reason, the Corporation shall cause (subject to the provisions of its Charter Documents and applicable Law) the vacancy resulting thereby to be filled as promptly as practicable by a person selected by GarMark. Notwithstanding any provision hereof, on the date, if any, that any Initial Purchaser entitled to exercise the rights provided in this Section 11(b) beneficially owns less than 25% of the Common Stock that would be issuable to such Initial Purchaser upon its conversion of the Series F Stock acquired on the Original Issue Date (assuming that the shares of Series F Stock would be converted at a conversion price of $6.00 per share, subject to the adjustments provided herein with respect to conversion price and the number of shares issuable upon conversion), the Corporation's obligations set forth in this Section 11(b) with respect to such Initial Purchaser shall cease and be of no further effect.

                             Page 80 of 102 Pages

         c. Election of Board of Directors.

            (i) If at any time or times any dividend payable on the Series F Stock shall be in arrears and unpaid for four (4) consecutive quarterly periods (each a "Dividend Payment Default") or if the Corporation shall have failed to discharge any obligation pursuant to a request for redemption pursuant to Section 8(b) (the "Redemption Obligation") (each of the foregoing a "Triggering Event"), then the number of directors constituting the Board, without further action, shall be increased by such number (rounded up to the nearest whole number) as is necessary such that subsequent to such occurrence the number of directors nominated and elected by the holders of the Series F Stock, as set forth herein, is at least one third of the entire Board and the holders of the Series F Stock shall have the exclusive right, voting separately as a class, to nominate and elect the directors (the "New Directors") of the Corporation to fill such newly created directorships (which New Directors shall be apportioned among Class 1, Class 2 and Class 3 in accordance with Article V of the Certificate of Incorporation and Section 3 of the By-laws and in a manner that provides the New Directors with the longest tenure of the Board), the remaining directors to be elected by the other class or classes of stock entitled to vote therefor, at each meeting of stockholders held for the purpose of electing directors;

            (ii) Whenever such voting right shall have vested, such right may be exercised at a special meeting of the holders of the Series F Stock called as hereinafter provided, at any annual meeting of stockholders held for the purpose of electing directors or by the written consent of the holders of Series F Stock pursuant to Section 228 of the Delaware General Corporation Law. Such voting right shall continue until such time as all cumulative dividends accumulated on the Series F Stock shall have been paid in full or the Corporation shall have fulfilled its Redemption Obligation, as the case may be, at which time such voting right of the holders of Series F Stock shall terminate, but such voting right shall again vest in the event of each and every subsequent failure of the Corporation to pay dividends for the requisite number of periods or to discharge any Redemption Obligation as described above.

            (iii) At any time when such voting right shall have vested in the holders of Series F Stock and if such right shall not already have been initially exercised, a proper officer of the Corporation shall, upon the written request of any holder of record of Series F Stock then outstanding, call a special meeting of holders of Series F Stock. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders. If such meeting shall not be called within 30 days after such written request, then the holders of record of 10% of the shares of Series F Stock then outstanding may designate in writing a holder of Series F Stock to call such meeting at the expense of the Corporation, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders. Any holder of Series F Stock which would be entitled to vote at such meeting shall have access to the stock books of the Corporation for the purpose of causing a meeting of stockholders to be called pursuant to the provisions of this paragraph. Notwithstanding the provisions of this paragraph, however, no such special meeting shall be called during a period within 90 days immediately preceding the date fixed for the next annual meeting of stockholders.

            (iv) At any meeting at which the holders of Series F Stock shall have the right to elect New Directors as provided herein, the presence in person or by proxy of the holders of at least a majority of the then outstanding shares of Series F Stock shall be required and be sufficient to constitute a quorum. At any such meeting or adjournment thereof, the absence of a quorum of the holders of Series F Stock shall not prevent the election of directors other than the New

                             Page 81 of 102 Pages

     Directors and the absence of a quorum or quorums of the holders of capital stock entitled to elect such other directors shall not prevent the election of any New Directors.

            (v) For so long as the aforesaid voting rights are vested in the holders of Series F Stock, the term of office of the New Directors shall terminate upon the election of their successors by the holders of Series F Stock. Upon any termination of the aforesaid voting rights in accordance with Section 11(c)(ii), the term of office of all New Directors shall thereupon terminate and upon such termination the number of directors constituting the Board shall, without further action, be reduced by the number of such New Directors.

            (vi) In the case of any vacancy occurring among the New Directors, the New Directors who shall have been so elected (even if there is a sole remaining New Director) may appoint a successor to hold office until his successor is elected at an annual or a special meeting of the stockholders. If all New Directors shall cease to serve as directors before their terms shall expire, the holders of Series F Stock then outstanding may elect successors to hold office until each of their successors are elected at an annual or a special meeting of the stockholders.

            (vii) For the duration of any Triggering Event, (x) Moore or any of its Affiliates, shall have the right to designate one (1) Series F Nominee (as defined below) and (y) GarMark shall have the right to designate the remaining Series F Nominee(s) to be elected by the holders of the Series F Stock; provided that in the event that Moore shall own less than 100% of the Series F Stock owned by it on the Original Issue Date, then the holders of at least a majority of the Series F Stock shall have the right to designate all of the Corporation's New Director nominees for election to the Board. The nominees so designated are herein referred to as the "Series F Nominees." In furtherance of the foregoing, the Corporation, acting through its Board and in accordance with its Certificate of Incorporation, By-laws and applicable law, shall recommend in the proxy statement for each annual or special meeting of stockholders at which any New Director shall be elected, and shall recommend at each such stockholders' meeting, as part of the management or Board slate for election to the Board, the Series F Nominees.

            (viii) So long as any shares of Series F Stock are outstanding, the Corporation shall take such action as may be necessary so that its By-laws shall contain provisions ensuring that the number of directors of the Corporation shall at all times be such that the exercise, by the holders of the Series F Stock, of the right to elect any New Directors will not contravene any provisions of the Certificate of Incorporation or By-laws.

            (d) Provisions with respect to Regulation Y. Notwithstanding any other provisions to the contrary set forth in this Section 11, no Person subject to the provisions of Regulation Y promulgated under the Bank Holding Company Act of 1956, as amended, by the Federal Reserve Board, holding shares of Series F Preferred Stock shall be entitled to exercise any of the rights granted to the Series F Stock pursuant to this Section 11 if the exercise of such right(s) would cause such Person not to be in compliance with Regulation Y.

       12. Shares to be Retired. All shares of the Series F Stock redeemed, converted, exchanged or purchased by the Corporation shall be retired and canceled and shall not be restored to the status of authorized but unissued shares of Preferred Stock and may not thereafter be reissued.

       13. Public Documents. For so long as the Corporation has any securities registered under the Exchange Act, upon the filing with the Securities and Exchange Commission of any financial statements, proxy or information statements, notices, reports or registration statements (other than any registration

                             Page 82 of 102 Pages
statements relating to employee benefit or dividend reinvestment plans), or the issuance of any press release or other public announcement (each a "Public Document"), the Corporation shall, within five (5) business days, provide to each holder of Series F Stock a copy of such Public Document.

       14. Notice Regarding Certain Corporate Actions. If, at any time, the Corporation decides to take certain corporate action, including, but not limited to, any Dilution Event or Change of Control (a "Change of Control Notice"), then the Corporation shall provide each holder of Series F Stock with written notice of such action at least 20 days prior to the record date for such action, and if there is no record date for such action, then such written notice shall be provided at least 20 days prior to the effective date of such action; provided that any holder of Series F Stock may elect not to receive any such notices by providing the Corporation with written notice of such election.

       IN WITNESS WHEREOF, the undersigned has executed this Certificate this 19th day of March, 1998.

                                    HEADWAY CORPORATE RESOURCES, INC.



                                    By: /s/ Barry S. Roseman
                                       ----------------------------------
                                        Name:  Barry S. Roseman
                                        Title: President

                             Page 83 of 102 Pages

Exhibit C







                         REGISTRATION RIGHTS AGREEMENT

                                 BY AND AMONG

                   EACH OF THE PURCHASERS REFERRED TO HEREIN

                                      AND

                       HEADWAY CORPORATE RESOURCES, INC.










                          Dated as of March 19, 1998


                             Page 84 of 102 Pages

                         REGISTRATION RIGHTS AGREEMENT


               REGISTRATION RIGHTS AGREEMENT, dated as of March 19, 1998, (the "Agreement") by and among GarMark Partners, L.P. ("GarMark"), Moore Global Investments, Ltd. ("MGI"), Remington Investment Strategies, L.P. ("Remington", and together with MGI "Moore") and NationsBanc Montgomery Securities LLC ("NationsBanc," and together with GarMark and Moore, the "Buyer") and Headway Corporate Resources, Inc., a Delaware corporation (the "Company").

               WHEREAS, the Buyer and the Company have entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") dated as of the date hereof pursuant to which each of GarMark, Moore and NationsBanc have agreed to purchase, subject to the terms and conditions contained therein, securities of the Company, which securities are exchangeable or exercisable for or convertible into shares of Common Stock of the Company; and

               WHEREAS, it is a condition precedent to the purchase of such securities that the Company provide for the registration of the Common Stock of the Company issuable on the exchange, exercise or conversion of the purchased securities.

               NOW, THEREFORE, in consideration on the foregoing premises and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

               SECTION 1.1 Definitions. The following terms shall have the meanings ascribed to them below:

               "Business Day" means any day other than a day on which banks are authorized or required to be closed in the State of New York.

               "Commission" means the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

               "Common Stock" means the common stock, par value $.0001 per share, of Headway Corporate Resources, Inc., as it may exist from time to time.

               "Convertible Preferred Stock" means the Company's Series F Convertible Preferred Stock, par value $.0001 per share.

               "Demand Registration" means a Demand Registration as defined in
Section 2.1.

               "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                             Page 85 of 102 Pages

               "Holder" means any person who now holds or shall hereafter acquire and hold Registrable Securities.

               "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

               "Piggy-Back Registration" means a Piggy-Back Registration as defined in Section 2.2.

               "Preferred Stock Event of Default" means a Preferred Stock Event of Default as defined in the Series F Certificate of Designations.

               "Prospectus" means the prospectus included in any Registration Statement (including without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the securities covered by such Registration Statement, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

               "Records" means the records of the Company as set forth in
Section 3.1.

               "Registrable Securities" means the shares of Common Stock issued or issuable upon conversion of the Convertible Preferred Stock, until
(i) a Registration Statement covering such shares of Common Stock has been declared effective by the Commission and such shares of Common Stock have been disposed of pursuant to such effective Registration Statement, or (ii) such shares of Common Stock are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, or (iii) such shares of Common Stock have been otherwise transferred and the Company has delivered a new certificate or other evidence of ownership for such Common Stock not bearing a restrictive legend and not subject to any stop transfer or similar restrictive order and all of such Common Stock may be resold by the person receiving such certificate without complying with the registration requirements of the Securities Act.

               "Registration Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

               "Required Holders" means (i) the Initial Holders (as defined in the Securities Purchase Agreement) of at least (A) 70% of the Registrable Securities or (B) two thirds of the Registrable Securities on and after the date upon which Moore owns less than 100% of the Registrable Securities acquired by it on the date hereof, or (ii) in the event that each of the Initial Holders, other than GarMark, shall own less than 50% of the Registrable Securities owned by such Initial Holder on the date hereof, then such term shall mean the Holders of a majority of the Registrable Securities.

               "Securities Act" means the Securities Act of 1933 or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                             Page 86 of 102 Pages

               "Selling Holder" means a Holder who is selling Registrable Securities pursuant to a Registration Statement under the Securities Act.


               "Selling Holders Counsel" means the counsel selected to represent the Selling Holders as set forth in Section 3.1

               "Series F Certificate of Designations" means the Certificate of Designations under which the terms, powers, designations, preferences, rights, qualifications, restrictions and limitations of the Convertible Preferred Stock were established.

               "Target Effective Date" means the date a Registration Statement is required to be declared effective by the Commission as set forth in Section 3.1.

               "Target Effective Period" means the period a Registration Statement is required to be effective as set forth in Section 2.1.

               "Target Filing Date" means the date a Registration Statement is required to be filed with the Commission as set forth in Section 3.1.

               "Underwriter" means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer's market-making activities.


                                  ARTICLE II
                              REGISTRATION RIGHTS

               SECTION 2.1 Demand Registration.

               (a) Request for Registration. At any time commencing on the 8 month anniversary of the date hereof and from time to time thereafter any Holder or Holders may make written requests (individually, a "Request") on the Company for the registration of the offer and sale of the Registrable Securities under the Securities Act (such registration being hereinafter referred to as a "Demand Registration"); provided, however, that if any Preferred Stock Event of Default has occurred before the 8 month anniversary of the date hereof, the Holders shall, at any time, be entitled to exercise Requests for Demand Registrations. The Company shall not effect a Demand Registration unless the Request is made by Holders who, alone or together with other Holders making the Request, hold in the aggregate not less than 35% of the outstanding Registrable Securities; provided, however, that for so long as Moore shall own at least 50% of the Registrable Securities acquired by it on the date hereof, Moore shall have the right to make a Request for one (1) such Demand Registration. Subject to the penultimate sentence of Section 2.1(b), the Company shall have no obligation to effect more than four Demand Registrations. Any Request will specify the number of Registrable Securities proposed to be sold and the intended method(s) of disposition thereof and shall also state the firm intent of the Holder to offer Registrable Securities for sale. The Company shall give written notice of such Request within 10 days after the receipt thereof to all other Holders. Within 20 days after receipt of such notice by any such Holder, such Holder may request in writing that all or any portion of its Registrable Securities be included in such Registration Statement and the Company shall include in the Registration Statement for such Demand Registration the Registrable Securities of all Holders that requested to be so included. Each such request by such other Holders shall specify the number of Registrable Securities

                             Page 87 of 102 Pages
proposed to be sold and the intended method(s) of disposition thereof and shall also state the firm intent of the Holder to offer Registrable Securities for sale.

               (b) Effective Registration. A registration will not be deemed to have been effected as a Demand Registration unless the Registration Statement relating thereto has been declared effective by the Commission and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided that if, after the Registration Statement has become effective, the offering and/or sale of Registrable Securities pursuant to such Registration Statement is or becomes the subject of any stop order, injunction or other order or requirement of the Commission or any other governmental or administrative agency, or if any court or other governmental or quasi-governmental agency prevents or otherwise limits the offer and/or sale of the Registrable Securities pursuant to the Registration Statement, other than in each case primarily as a result of acts or omissions of the Holder or any agent thereof, such registration will be deemed not to have been effected. If (i) a registration requested pursuant to this Section
2.1 is deemed not to have been effected or (ii) the Registration Statement relating to a Demand Registration requested pursuant to this Section 2.1 does not remain effective for a period of at least 270 consecutive days beyond the effective date thereof or, with respect to an underwritten offering of Registrable Securities, until 45 days after the commencement of the distribution by the Holders of the Registrable Securities included in such Registration Statement (such periods being referred to herein as the "Target Effective Periods"), then the Company shall continue to be obligated to effect such Registration pursuant to this Section 2.1. The Holders shall be permitted to withdraw all or any part of the Registrable Securities from a Registration Statement at any time prior to the effective date of such Demand Registration Statement; provided that in the event of such withdrawal, such Holders shall be responsible for the fees and expenses referred to in Section 3.3(viii) hereof incurred by such Holders with respect to such Demand Registration prior to such withdrawal.

               (c) Selection of Underwriter. If the Required Holders participating in a Demand Registration so elect, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. The Holders making such Demand Registration shall select, subject to the approval of the Company, which approval will not be unreasonably withheld, one or more nationally recognized firms of investment bankers to act as the lead managing Underwriter or Underwriters in connection with such offering and shall select any additional investment bankers and managers to be used in connection with the offering.

               SECTION 2.2 Piggy-Back Registration. If at any time the Company proposes to file a Registration Statement under the Securities Act with respect to an offering by the Company for its own account or for the account of any of its respective security holders (other than (x) a Registration Statement on Form S-8 (or any substitute form that may be adopted by the Commission), (y) a Registration Statement on Form S-4 (or any substitute form that may be adopted by the Commission); provided that such Registration Statement on Form S-4 does not include any securities other than the securities to be issued by the Company in connection with a transaction that is referenced in clauses (1) through (3) of the General Instructions A.1. of Form S-4 (as such General Instructions are currently in effect), or (z) a Registration Statement pursuant to a Demand Registration pursuant to Section 2.1), then the Company shall give written notice of such proposed filing to the Holders as soon as practicable (but in no event less than 30 days before the anticipated filing date), and such notice shall offer such Holders the opportunity to register such number of Registrable Securities as each such Holder may request (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method(s) of distribution thereof and shall also state the firm intent of the Holder to offer Registrable Securities for sale) (a "Piggy-Back Registration"). The Company shall use all reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back

                             Page 88 of 102 Page

Registration to be included on the same terms and conditions as any similar securities of the Company or any other security holder included therein and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method of distribution thereof. Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Registration Statement pursuant to this Section 2.2 by giving written notice to the Company of its request to withdraw, provided that in the event of such withdrawal (other than pursuant to Section 2.3(c) hereof), such Holder shall be responsible for the fees and expenses referred to in Section 3.3(viii) hereof incurred by such Holder prior to such withdrawal relating to such Registration Statement. The Company may withdraw a Piggy-Back Registration at any time prior to the time it becomes effective.

               No registration effected under this Section 2.2, and no failure to effect a registration under this Section 2.2, shall relieve the Company of its obligation to effect a registration upon the request of Holders pursuant to Section 2.1, and no failure to effect a registration under this Section 2.2 and to complete the sale of Registrable Securities in connection therewith shall relieve the Company of any other obligation under this Agreement (including, without limitation, the Company's obligations under Sections 3.2 and 4.1).

               SECTION 2.3 Reduction of Offering.

               (a) Demand Registration. The Company may include in a Demand Registration pursuant to Section 2.1 securities of the same class as the Registrable Securities for the account of the Company and any other Persons who hold securities of the same class as the Registrable Securities on the same terms and conditions as the Registrable Securities to be included therein; provided, however, that (i) if the managing Underwriter or Underwriters of any underwritten offering described in Section 2.1 have informed the Company in writing that it is their opinion that the total number of Registrable Securities, and securities of the same class as the Registrable Securities which Holders, the Company and any other Persons desiring to participate in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then the number of shares to be offered for the account of the Company and for the account of all such other Persons (other than the Holders) participating in such registration shall be reduced or limited pro rata in proportion to the respective number of shares requested to be registered to the extent necessary to reduce the total number of shares requested to be included in such offering to the number of shares, if any, recommended by such managing Underwriter or Underwriters, and (ii) if the offering is not underwritten, no other Person, including the Company, shall be permitted to offer securities under any such Demand Registration unless the Required Holders participating in the offering consent to the inclusion of such shares therein.

               (b) Piggy-Back Registration. Notwithstanding anything contained herein, if the managing Underwriter or Underwriters of any underwritten offering described in Section 2.2 have informed, in writing, the Holders requesting inclusion in such offering that it is their opinion that the total number of shares which the Company, Holders and any other Persons holding securities of the same class as the Registrable Securities desiring to participate in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then, the Company will include in such registration (x) first, the shares offered by the holders of securities who demanded such registration ("Demand Holders"), if any, (y) then, if additional shares may be included in such registration without materially and adversely affecting the success of such offering, all the shares the Company offered for its own account, if any, and (z) then, if additional shares may be included in such registration without materially and adversely affecting the success of such offering, the number of shares offered by the Holders and such other holders of securities of the same class as the Registrable Securities whose piggy-back registration rights may not be reduced without violating their contractual rights (provided such contractual rights were in existence prior to the date of this

                             Page 89 of 102 Pages

Agreement), on a pro rata basis in proportion to the relative number of Registrable Securities of the holders (including the Holders) participating in such registration.

                  (ii) If the managing Underwriter or Underwriters of any underwritten offering described in Section 2.2 notify the Holders requesting inclusion in such offering that the kind of securities that the Holders, the Company and any other Persons desiring to participate in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, (x) the Registrable Securities to be included in such offering shall be reduced as described in clause (i) above or
(y) if such reduction would, in the judgment of the managing Underwriter or Underwriters, be insufficient to substantially eliminate the adverse effect that inclusion of the Registrable Securities requested to be included would have on such offering, such Registrable Securities will be excluded from such offering.

               (c) If, as a result of the proration provisions of this Section 2.3, any Holder shall not be entitled to include all Registrable Securities in a Demand Registration or Piggy-Back Registration that such Holder has requested to be included, such Holder may elect to withdraw his request to include Registrable Securities in such registration; provided, however that if a Holder withdraws his request pursuant to this Paragraph 2.3(c) such Holder shall not be responsible for the fees and expenses referred to in Section 3.3(viii) hereof.

               2.4 Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Required Holders, enter into any other agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 2.2 or 2.3(b) hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of its securities will not reduce the amount of the Registrable Securities of the Holders which is included or (b) to make a demand registration which could result in such registration statement being declared effective prior to the earlier of the dates set forth in subsection 3.1(a).

                                  ARTICLE III
                            REGISTRATION PROCEDURES

               SECTION 3.1 Filings; Information. Whenever the Company is required to effect or cause the registration of the offer and sale of Registrable Securities pursuant to Section 2.1 or 2.2 hereof, the Company will use its best efforts to effect the registration of the offer and the sale of such Registrable Securities in accordance with the intended method(s) of disposition thereof as quickly as practicable, and in connection with any such request:

               (a) The Company promptly will prepare and file with the Commission a Registration Statement with respect to the offer and sale of such securities and use its best efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby; provided, however, the Company shall not be required to keep such Registration Statement effective for more than 270 days (or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold, but not prior to the expiration of the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable); provided, further, that with respect to a Demand Registration, the Company shall file with the Commission a Registration Statement as soon as is practicable after the date of the Request and in any event no later than 60 days after the date of the Request for the Demand Registration (the "Target Filing Date") and shall cause such Registration Statement to be declared effective as soon as is practicable after the date of filing and in any event no later than 120 days

                             Page 90 of 102 pages
after the date of such Request (the "Target Effective Date"); provided, further however, that with respect to a Request for Demand Registration made prior to the first anniversary of the date hereof, other than with respect to a Request for Demand Registration made subsequent to a Preferred Stock Event of Default, the Company shall not be obligated to cause such Registration Statement to be declared effective prior to the first anniversary of the date hereof.

               (b) The Company promptly will prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof; cause the Prospectus to be supplemented by any required Prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Selling Holders set forth in such Registration Statement or supplement to the Prospectus.

               (c) The Company, at least ten (10) Business Days prior to filing a Registration Statement or at least five (5) Business Days prior to filing a Prospectus or any amendment or supplement to such Registration Statement or Prospectus, will furnish to (i) each Selling Holder, (ii) not more than one counsel representing all Selling Holders ("Selling Holders Counsel"), to be selected by a majority-in-interest of such Selling Holders, and (iii) each Underwriter, if any, of the Registrable Securities covered by such Registration Statement copies of such Registration Statement as proposed to be filed, together with exhibits thereto, which documents will be subject to review and approval by each of the foregoing within five (5) Business Days after delivery (except that such review and approval of any Prospectus or any amendment or supplement to such Registration Statement or Prospectus must be within three (3) Business Days after delivery), and thereafter, furnish to such Selling Holders, Selling Holders Counsel and Underwriters, if any, such number of conformed copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents or information as such Selling Holders, Selling Holders Counsel or Underwriters may reasonably request in order to facilitate the disposition of the Registrable Securities (it being understood that the Company consents to the use of the Prospectus and any amendment or supplement thereto by each Selling Holder and the Underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto).

               (d) The Company promptly will notify each Selling Holder of (and in any event within 24 hours of the receipt of) any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it at the earliest possible moment if entered.

               (e) On or prior to the date on which the Registration Statement is declared effective, use its best efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any Selling Holder, Selling Holders Counsel or Underwriter requests and do any and all other acts and things which may be necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of such Registrable Securities owned by such Selling Holder; use its best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; and use its best efforts to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify page 91 of 102 Pages
but for this paragraph (e), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

               (f) The Company will notify each Selling Holder, Selling Holders Counsel and any Underwriter promptly (and in any event within 24 hours) and (if requested by any such Person) confirm such notice in writing,
(i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information to be included in any Registration Statement or Prospectus or otherwise, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or "blue sky" laws or the initiation of any proceedings for that purpose, and (v) of the happening of any event which makes any statement made in a Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated by reference therein untrue or which requires the making of any changes in such Registration Statement, Prospectus or documents so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and Prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such Prospectus so that, as thereafter deliverable to the buyers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (g) The Company will make generally available an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than 90 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of a Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and otherwise complies with Rule 158 under the Securities Act.

               (h) If requested by the managing Underwriter or Underwriters, Selling Holders Counsel, or any Selling Holder, the Company will, unless otherwise advised by counsel, promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing Underwriter or Underwriters requests, or Selling Holders Counsel requests, to be included therein, including, without limitation, with respect to the Registrable Securities being sold by such Selling Holder to such Underwriter or Underwriters, the purchase price being paid therefor by such Underwriter or Underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering, and promptly make all required filings of such Prospectus supplement or post-effective amendment.

               (i) The Company will enter into customary agreements reasonably satisfactory to the Company (including, if applicable, an underwriting agreement in customary form and which is reasonably satisfactory to the Company) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities (the Selling Holders, at their option, may require that any or all of the representations, warranties and covenants of the Company to or for the benefit of such Underwriters also be made to and for the benefit of such Selling Holders).

                             Page 92 of 102 Pages

               (j) The Company will make available to each Selling Holder (and will deliver to their counsel) and each Underwriter, if any, subject to restrictions imposed by the United States federal government or any agency or instrumentality thereof, copies of all correspondence between the Commission and the Company, its counsel or auditors and will also make available for inspection at reasonable times at the Company's offices by any Selling Holder of such Registrable Securities, any Underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by any such Selling Holder or Underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers and employees to supply all information reasonably requested by any Inspectors in connection with such registration statement.


               (k) In connection with an underwritten offering, the Company will participate, to the extent reasonably requested by the managing Underwriter or Underwriters for the offering or the Selling Holders, in reasonable and customary efforts to sell the securities under the offering, including, without limitation, participating in "road shows."

               (l) The Company, during the period when the Prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

               (m) The Company, if requested by Selling Holders, shall cause its outside legal counsel to deliver an opinion relating to the Registrable Securities, in customary form to such Selling Holders and any Underwriter therefor, cause its officers to execute and deliver all customary documents and certificates requested by any Underwriters of the Registrable Securities, and cause its independent public accountants to provide to such Selling Holders and any Underwriters therefor one or more comfort letters in customary form.

               The Company may require each Selling Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration including, without limitation, all such information as may be requested by the Commission or the National Association of Securities Dealers, Inc.

               Each Selling Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 3.1(f) hereof, such Selling Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Selling Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3.1(f) hereof, and, if so directed by the Company, such Selling Holder will deliver to the Company all copies, other than permanent file copies then in such Selling Holder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective (including the period referred to in Section 3.1(a) hereof) by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.1(f) hereof to the date when the Company shall make available to the Selling Holders covered by such Registration Statement a Prospectus supplemented or amended to conform with the requirements of Section 3.1(f) hereof.

               SECTION 3.2. Liquidated Damages. If the Registration Statement with respect to a Demand Registration is not filed on or before the Target Filing Date, the Company shall pay liquidated

                             Page 93 of 102 Pages
damages to each Selling Holder in an amount equal to $.10 per 100 Registrable Securities per week beginning on the Target Filing Date. If the Registration Statement with respect to a Demand Registration is filed but has not become effective on or before the Target Effective Date, the Company shall pay liquidated damages to each Selling Holder in an amount equal to $.10 per 100 Registrable Securities per week beginning on the Target Effective Date. The weekly liquidated damages associated with a late filing or a late declaration of effectiveness shall increase by an amount equal to $.05 per 100 Registrable Securities 90 days after the Target Filing Date or the Target Effective Date, as the case may be, and shall thereafter increase by an amount equal to $.05 per 100 Registrable Securities at the end of each subsequent 90 day period for so long as the Registration Statement with respect to a Demand Registration is not filed or declared effective, as the case may be. If a stop order is imposed or if for any other reason the effectiveness of the Registration Statement with respect to a Demand Registration is suspended for a period in excess of 10 consecutive days during the Target Effective Period, then the Company shall pay liquidated damages to each Holder of Registrable Securities in an amount equal to $.10 per 100 Registrable Securities per week beginning on the day that is 10 consecutive days after the imposition of such stop order or other suspension of effectiveness. The weekly liquidated damages associated with a suspension of the effectiveness of the Registration Statement with respect to a Demand Registration shall increase by an amount equal to $.05 per 100 Registrable Securities 90 days after the stop order was imposed or the Registration Statement with respect to a Demand Registration was otherwise suspended, and shall thereafter increase by an amount equal to $.05 per 100 Registrable Securities at the end of each subsequent 90 day period for so long as the effectiveness remains suspended. Liquidated damages shall be deemed to commence accruing on the day in which the event triggering such liquidated damages occurs (the "Trigger Date").

               The Company shall pay the liquidated damages due with respect to the Registrable Securities as additional amounts to the Selling Holders quarterly on each dividend payment date (as provided in the Series F Certificate of Designations), in Federal or other immediately available funds. Liquidated damages not previously paid, if any, shall be payable on each such dividend payment date, and the liquidated damages shall be paid to the record holders of Registrable Securities (as of the record date with respect to each applicable dividend payment date) entitled to receive such liquidated damages.

               The liquidated damages to be paid to Selling Holders pursuant to this Section 3.2 shall cease to accrue, (i) with respect to the liquidated damages for failure to file on or prior to the Target Filing Date, on the day the Registration Statement is filed, (ii) with respect to the liquidated damages for failure to have the Registration Statement declared effective on or prior to the Target Effective Date, on the day after the Registration Statement is declared effective, or (iii) with respect to the liquidated damages for the suspension of effectiveness, on the day after the reinstatement of effectiveness of the Registration Statement.

               SECTION 3.3. Registration Expenses. The Company shall pay all expenses incident to the Company's performance of or compliance with this Agreement including, without limitation: (i) all registration and filing fees,
(ii) the fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the Company's internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) the fees and expenses incurred in connection with the listing or quotation, as appropriate, of the Registrable Securities, (vi) the fees and disbursements of counsel for the Company and the fees and expenses for independent certified public accountants retained by the Company (including the expenses of any special audit or cold comfort letters),
(vii) the fees and expenses of any special experts retained by the Company in connection with such registration, and (viii) the fees and expenses of Selling Holders Counsel. The Company shall have no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of

                             Page 94 of 102 page

Registrable Securities and any of the expenses incurred by Selling Holders which are not payable by the Company, such costs to be borne by the Selling Holder or Selling Holders.


                                  ARTICLE IV.
                       INDEMNIFICATION AND CONTRIBUTION

               SECTION 4.1. Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Selling Holder, its partners, officers, directors, employees, advisors and agents, and each Person, if any, who controls such Selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, officers, directors, employees and agents of such controlling Person (collectively, the "Controlling Persons"), from and against any loss, claim, damage, liability, attorneys' fees, cost or expense and costs and expenses of investigating and defending any such claim (collectively, the "Damages") and any action in respect thereof to which such Selling Holder, its partners, officers, directors, employees, advisors and agents, and any such Controlling Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any preliminary Prospectus, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by a Selling Holder expressly for use therein, and shall reimburse each Selling Holder, its partners, officers, directors, employees, advisors and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by that Selling Holder, its partners, officers, directors, employees, advisors and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings; provided, however, that the Company shall not be liable to any Selling Holder or other indemnitee to the extent that any such Damages arise out of or are based upon an untrue statement or omission made in any preliminary Prospectus if (i) such Selling Holder failed to send or deliver a copy of the final Prospectus with or prior to the delivery of written confirmation of the sale by such Selling Holder to the Person asserting the claim from which such Damages arise in any case where such delivery of the Prospectus (as amended or supplemented) is required by the Securities Act, and
(ii) the final Prospectus would have corrected such untrue statement or such omission, where such failure to deliver the Prospectus was not a result of non-compliance by the Company under Section 3.1(f) of this Agreement. The Company also agrees to indemnify any Underwriters of the Registrable Securities, their officers and directors and each Person who controls such Underwriters on substantially the same basis as that of the indemnification of the Selling Holders provided in this Section 4.1.

               SECTION 4.2. Indemnification by Selling Holders. Each Selling Holder agrees, severally but not jointly, to indemnify and hold harmless the Company, its officers, directors, employees, advisors and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, officers, directors, employees, advisors and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to such Selling Holder, but only with reference to information related to such Selling Holder, or its plan of distribution, furnished in writing by such Selling Holder expressly for use in any Registration Statement or Prospectus, or any amendment or supplement thereto, or any preliminary Prospectus; provided, however, that such Selling Holder shall not be liable in any such case to the extent that prior to the filing of any such Registration Statement or Prospectus or amendment or supplement thereto, such Selling Holder has furnished in writing to the Company information expressly for use in such Registration Statement or Prospectus or any

                             Page 95 of 102 Pages
amendment or supplement thereto which corrected or made not misleading information previously furnished to the Company. In no event shall the liability of any Selling Holder be greater in amount than the dollar amount of the proceeds received by such Selling Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. In case any action or proceeding shall be brought against the Company or its officers, directors, employees, advisors or agents or any such controlling Person or its officers, directors, employees or agents, in respect of which indemnity may be sought against such Selling Holder, such Selling Holder shall have the rights and duties given to the Company, and the Company or its officers, directors, employees or agents, or such controlling Person, or its officers, directors, employees, advisors or agents, shall have the rights and duties given to such Selling Holder, by the preceding paragraph.

               SECTION 4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2 (an "Indemnified Party") of notice of any claim or the commencement of any action, the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an "Indemnifying Party"), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability which it may have to an Indemnified Party otherwise than under
Section 4.1 or 4.2 except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the opinion of counsel to such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent, which consent will not be unreasonably withheld.

               SECTION 4.4. Contribution. If the indemnification provided for in this Article 4 is unavailable to the Indemnified Parties in respect of any Damages referred to herein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Selling Holders on the other from the offering of

                             Page 96 of 102 Pages
the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Company on the one hand and the Selling Holders on the other in connection with the statements or omissions which resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of each Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

               The Company and the Selling Holders agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no Selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Selling Holder were offered to the public exceeds the amount of any damages which such Selling Holder has otherwise paid by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Each Selling Holder's obligations to contribute pursuant to this Section 4.4 is several in the proportion that the proceeds of the offering received by such Selling Holder bears to the total proceeds of the offering received by all the Selling Holders and not joint.


                                  ARTICLE V.
                                 MISCELLANEOUS

               SECTION 5.1. Participation in Underwritten Registrations. No Person may participate in any underwritten registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights.

               SECTION 5.2 Rule 144. The Company agrees and will use its best efforts to file any reports required to be filed by it under the Securities Act and the Exchange Act (or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information as long as necessary to permit sales under Rule 144 under the Securities Act) and that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rules may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

                             Page 97 of 102 Pages

               SECTION 5.3. Amendment and Modification. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by the party against whom the enforcement of such waiver is sought. This Agreement may not be amended, modified or supplemented other than by a written instrument signed by the Required Holders; provided, however, that without the consent of all the Holders, no amendment or modification which materially and adversely affects the ability of such Holders to have the offer and sale of securities registered hereunder may be effected. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

               SECTION 5.4 Successors and Assigns; Third Party Beneficiaries; Entire Agreement. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto, each subsequent Holder and their respective successors and assigns and executors, administrators and heirs. Holders are intended third party beneficiaries of this Agreement and this Agreement may be enforced by such Holders. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

               SECTION 5.5. Headings. Subject headings are included for convenience only and shall not affect the interpretation of any provisions of this Agreement.

               SECTION 5.6. Notices. Any notice, demand, request, waiver, or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if personally served or sent by telecopy, on the business day after notice is delivered to a courier or mailed by express mail if sent by courier delivery service or express mail for next day delivery and on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

               If to the Company to:

                       Barry S. Roseman
                       President and Chief Executive Officer
                       Headway Corporate Resources, Inc.
                       850 Third Avenue
                       New York, New York  10022
                       Fax: (212) 508-3540
                       Phone: (212) 508-3500

               If to a Holder, to the Holder at the most current address given by such Holder to the Company in writing, and to:

                       E. Garrett Bewkes, III
                       GarMark Partners, L.P.
                       c/o GarMark Advisors, L.L.C.
                       1325 Avenue of the Americas
                       26th Floor
                       New York, NY  10019


                             Page 98 of 102 Pages

                       Fax: (212) 713-8539
                       Phone: (212) 713-8500

               SECTION 5.7. Governing Law; Forum; Process. This Agreement shall be construed in accordance with, and governed by, the laws of the State of New York as applied to contracts made and to be performed entirely in the State of New York without regard to principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the State of New York or any federal court sitting in the State of New York for purposes of any suit, action or other proceeding arising out of this Agreement (and agrees not to commence any action, suit or proceedings relating hereto except in such courts). Each of the parties hereto agrees that service of any process, summons, notice or document by U.S. registered mail at its address set forth herein shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, which is brought by or against it, in the courts of the State of New York or any federal court sitting in the State of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

               SECTION 5.8. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement.

               SECTION 5.9. Severability. In the event that any one or more of the immaterial provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any other provision of this Agreement, but this Agreement shall be construed in a manner which, as nearly as possible, reflects the original intent of the parties.

               SECTION 5.10. No Prejudice. The terms of this Agreement shall not be construed in favor of or against any party on account of its participation in the preparation hereof.

               SECTION 5.11. Words in Singular and Plural Form. Words used in the singular form in this Agreement shall be deemed to import the plural, and vice versa, as the sense may require.

               SECTION 5.12. Remedy for Breach. The Company hereby acknowledges that in the event of any breach or threatened breach by the Company of any of the provisions of this Agreement, the Holder would have no adequate remedy at law and could suffer substantial and irreparable damage. Accordingly, the Company hereby agrees that, in such event, the Holder shall be entitled, without the necessity of proving damages or posting bond, and notwithstanding any election by any Holder to claim damages, to obtain a temporary and/or permanent injunction, without proving a breach therefor, to restrain any such breach or threatened breach or to obtain specific performance of any such provisions, all without prejudice to any and all other remedies which any Holder may have at law or in equity.

                            Page 99 of 102 Pagers

               IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                               HEADWAY CORPORATE RESOURCES, INC.

                               By: /s/ Philicia G. Levinson
                                  ---------------------------------------
                                   Name: Philicia G. Levinson
                                   Title: Senior Vice President


                               GARMARK PARTNERS, L.P.

                               By:  GarMark Associates, L.L.C.
                                        its general partner

                               By: /s/ Mark G. Solow
                                  ---------------------------------------
                                    Name:  Mark G. Solow
                                    Title:  Managing Principal
                                    Address for Notices:
                                         c/o GarMark Advisors, L.L.C.
                                         1325 Avenue of the Americas, 26th Floor
                                         New York, NY  10019
                                         Fax:  (212) 713-8539
                                         Tel:  (212) 713-8500


                               MOORE GLOBAL INVESTMENTS, LTD.

                               By:  Moore Capital Management, Inc.


                               By: /s/ Savvas Savvinidis
                                  ----------------------------------------
                                   Name:  Savvas Savvinidis
                                   Title:  Director of Operations
                                   Address for Notices:
                                        1251 Avenue of the Americas
                                        New York, NY  10020
                                        Fax:  (212) 382-9852
                                        Tel:  (212) 782-7532


                             Page 100 of 102 Pages

                                  REMINGTON INVESTMENT STRATEGIES,
                                   L.P.

                                  By:  Moore Capital Advisors LLC

                                  By: /s/ Savvas Savvinidis
                                      Name:  Savvas Savvinidis
                                      Title:  Director of Operations
                                      Address for Notices:
                                           1251 Avenue of the Americas
                                           New York, NY  10020
                                           Fax:  (212) 382-9852
                                           Tel:  (212) 782-7532


                                  NATIONSBANC MONTGOMERY
                                    SECURITIES LLC


                                  By: /s/ Lewis Coleman
                                      Name:  Lewis Coleman
                                      Title:    Senior Managing Director
                                      Address for Notices:
                                           NationsBanc Montgomery Securities LLC
                                           600 Montgomery Street
                                           San Francisco, CA  94111
                                           Fax:  (415) 913-5552
                                           Tel:  (415) 627-2553
                                           Attn:  Jack G. Levin

                            Page 101 of 102 Pages

Exhibit D

                           AGREEMENT OF JOINT FILING

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below)of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $0.0001 par value of Headway Corporate Resources, Inc., and that this Agreement be included as an attachment to such filing.

               This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

               IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 24th day of April, 1998.


                                            GARMARK PARTNERS, L.P.
                                                  By: GarMark Associates, L.L.C.
                                                        its general partner

                                             By: /s/ E. Garrett Bewkes, III
                                                ---------------------------
                                                 Name: E. Garrett Bewkes, III
                                                 Title:


                                             GARMARK ASSOCIATES, L.L.C.

                                             By: /s/ E. Garrett Bewkes, III
                                                ---------------------------
                                                 Name:  E. Garrett Bewkes, III
                                                 Title:

                                              /s/ E. Garrett Bewkes, III
                                             --------------------------
                                               E. GARRETT BEWKES, III

                                              /s/ Mark G. Solow
                                             --------------------------
                                                   MARK G. SOLOW



Page 102 of 102 Pages